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CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

As confidentially submitted to the Securities and Exchange Commission on May 20, 2016

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GDS Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

2/F, Tower 2, Youyou Century Place,
428 South Yanggao Road,
Pudong Shanghai 200127
P.R.C. +86-21-2033-0303
(Address and Telephone Number of Registrant's Principal Executive Offices)

[Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, NY 10017, United States
+1-212-750-6474]
(Name, address and telephone number of agent for service)

Copies to:
Daniel Fertig, Esq. Chris Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Gordon K. Davidson, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Karen Yan, Esq. Fenwick & West LLP Unit 908, 9th floor, Kerry Parkside Office, No. 1155 Fang Dian Road, Pudong New Area, Shanghai 201204 People's Republic of China +86-21-8017-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Ordinary shares, par value US$0.00005 per share	US$	US$

(1)
American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each ADS represents                 ordinary shares.

(2)
Includes (a)             ordinary shares represented by                ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2016.

American Depositary Shares

GDS Holdings Limited

Representing                Ordinary Shares

        This is an initial public offering of shares of American depositary shares, or ADSs, each representing                ordinary shares of GDS Holdings Limited, or GDS Holdings.

        GDS Holdings is offering            ADSs to be sold in this offering.

        Prior to this offering, there has been no public market for the ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            . We will apply to list the ADSs on the [New York Stock Exchange, or the NYSE]/[NASDAQ], under the symbol "            ."

        We are an "emerging growth company" under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

        See "Risk Factors" on page 13 to read about factors you should consider before buying the ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	US$	US$

Underwriting discount	US$	US$

Proceeds, before expenses, to GDS Holdings	US$	US$

        To the extent that the underwriters sell more than            ADSs, the underwriters have the option to purchase up to an additional            ADSs from GDS at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the ADSs against payment in New York, New York on                    , 2016.

Credit Suisse	J.P. Morgan
(in alphabetical order)
Citi	RBC Capital Markets

Prospectus dated                    , 2016.

[Insert inside front cover artwork]

        No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

Overview

        We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including a unique and innovative managed cloud value proposition. We have a 15-year track record of consistent high quality service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of over 300 customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2015, we had an aggregate net floor area of 37,869 sqm in service, 87.5% of which was committed, and an aggregate net floor area of 35,525 sqm under construction. According to 451 Research, an independent research firm, we are the largest service provider in the high-performance carrier-neutral data center services market in China, with 19.7% market share as measured by area committed as of December 31, 2015.

        The market for high-performance data center services in China is experiencing strong growth. According to 451 Research, the market is expected to increase from US$1.5 billion in 2015 to US$2.4 billion in 2018, representing a compound annual growth rate, or CAGR, of 16.6%. Over the same period, the high-performance carrier-neutral data center services market in China is expected to grow with a higher CAGR of 20.6%. Demand is driven by the confluence of several secular economic and industry trends, including: rapid growth of the Internet, e-commerce and big data; rising adoption of cloud computing and server virtualization, which requires data centers with higher power capacity, density and efficiency; increasing criticality of information technology and data in the enterprise environment which requires data centers with higher reliability; and growing reliance by enterprises on outsourcing as a solution to the increasing complexity and cost of managing mission-critical IT infrastructure. We believe that, as a result of this strong demand and the challenges of sourcing, developing and operating new facilities that meet the required standard, there is a relative scarcity of high-performance data center capacity in China.

        Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We operate our data centers to service our customers predominantly in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, the primary financial, commercial, industrial and communications hubs in each region of China. According to 451 Research, approximately 90% of the market in terms of revenue for high-performance data center services in China was concentrated in these markets in 2015. We have also established a presence in Hong Kong which we believe is another important market for our customers. Our data centers are located in close proximity to the corporate headquarters and key operation centers of many large enterprises, providing convenient access for our customers. Furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities.

        Our data centers are large-scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity and optimize power usage efficiency, which enables our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers' required standards.

        We currently serve over 300 customers, including large Internet companies, a diverse community of approximately 140 financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. Within our customer base, we host a number of major cloud service providers, including Aliyun, the cloud computing unit of Alibaba, which is present in several of our data centers. Contracts with our large Internet customers typically have terms of three to six years, while contracts with our enterprise customers typically have terms of one to five years. We achieved an average retention rate of over 95% per annum among our Internet and financial institution customers for colocation services in our current data centers over the past two years.

        As of December 31, 2015, we operated six self-developed data centers with an aggregate net floor area of 28,865 sqm in service. We also operated capacity at fifteen third-party data centers with an aggregate net floor area of 9,004 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further six new self-developed data centers and one phase of an existing data center with an aggregate net floor area of 35,525 sqm under construction. In addition, we had an estimated aggregate developable net floor area in excess of 20,000 sqm held for future development.

        Our net revenue grew from RMB468.3 million in 2014 to RMB703.6 million (US$108.6 million) in 2015, representing an increase of 50.2%. Over the same period, our adjusted EBITDA increased from RMB54.3 million to RMB190.4 million (US$29.4 million). Our net loss decreased from RMB130.0 million in 2014 to RMB98.6 million (US$15.2 million) in 2015.

Our Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors:

  •
  large-scale, high-performance data centers strategically located in China's key markets;

  •
  first-mover with a proven track record and reputation for operational excellence;

  •
  well-established and rapidly expanding relationships with large and fast growing customers;

  •
  large secured expansion capacity and proven ability to source and develop additional data centers;

  •
  unique value proposition in managed cloud services that complements our core colocation services; and

  •
  visionary and experienced management team supported by sophisticated strategic investors.

Our Strategies

        We aim to capitalize on the attractive growth opportunities in the data center services market in China. We intend to achieve our goal through the following strategies:

  •
  expand our unique portfolio of strategically located high-performance data centers;

  •
  pursue balanced sourcing strategy to maintain continuous competitive supply;

  •
  increase market share by attracting new customers and leveraging customer relationships;

  •
  capitalize on rising adoption of cloud computing in China; and

  •
  continue to focus relentlessly on operational excellence and capital efficiency.

Our Challenges

        Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

  •
  a potential slowdown in the demand for data center resources or managed services;

  •
  our ability to manage the growth of our operations and successfully implement our expansion plan;

  •
  our capacity to generate capital to meet our anticipated capital requirements while managing our existing indebtedness;

  •
  the possibility that we will continue to incur net losses;

  •
  the potential for a significant or prolonged failure in the data center facilities we operate or services we provide;

  •
  our ability to attract new customers and retain existing customers; and

  •
  our ability to compete effectively.

        In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

  •
  regulations on foreign investment restriction and value added telecommunications services, according to which we may have been non-compliant in the past;

  •
  risks associated with our control over our consolidated variable interest entities, or VIEs, in China, which is based on contractual arrangements rather than equity ownership; and

  •
  changes in the political and economic policies of the PRC government.

        We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus before investing in our ADSs.

Our Corporate Structure

        We are an exempted company and were incorporated in the Cayman Islands in 2006. We own 100% of the shares in EDC Holding Limited, or EDC Holding, an exempted company also incorporated in the Cayman Islands, through which we indirectly hold 100% of the equity interests in holding companies in Hong Kong, many of which own our data centers through one or more PRC entities. We refer to these PRC companies as our data center companies. Through EDC Holding we also indirectly hold 100% of the equity interests in Shanghai Free Trade Zone GDS Management Co., Ltd., or GDS Management Company.

        Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, or VATS, to 50%, and the inclusion of Internet data center services, or IDC services, within the scope of VATS, we conduct a substantial part of our operations in China through contractual arrangements among GDS Management Company, our data center companies, and two VIEs that hold licenses required to operate our business, Beijing Wanguo Chang'an Science & Technology Co., Ltd., or GDS Beijing, and Shanghai Shu'an Data Services Co., Ltd., or GDS Shanghai, and their shareholders. As a result of these contractual arrangements, we control GDS Shanghai, GDS Beijing and its subsidiaries, including Global Data Solutions Co., Ltd., or GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, and have consolidated the financial information of these VIEs in our consolidated financial statements in accordance with generally accepted accounting principles in the

United States, or U.S. GAAP. In May 2016, we, through GDS Beijing, acquired all of the equity interest in Guangzhou Weiteng Construction Co., Ltd., or Guangzhou Weiteng from a third party for an aggregate purchase price of RMB129.5 million (US$20.0 million), subject to adjustment, if any, pursuant to the terms of conditions of the equity purchase agreement. Guangzhou Weiteng will be included in our consolidated financial statements.

        In 2003, some of our principal shareholders, including our founder, Mr. William Wei Huang, established Global Data Solutions Limited, a Cayman Islands exempted company. In 2001, Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands and currently a direct wholly owned subsidiary of GDS Holdings acquired Global Data Solutions Co., Ltd., or GDS Suzhou, which was established by third parties in 2000. In 2006, GDS Beijing and GDS Holdings were established under the laws of the PRC and Cayman Islands, respectively. In 2009, we underwent restructuring with respect to GDS Beijing, which became a consolidated VIE. In 2010, GDS Suzhou was relocated from Shenzhen to Suzhou. In 2014, GDS Shanghai, which was established in 2011, also became a consolidated VIE.

        The following diagram illustrates our corporate structure as of the date of this prospectus. It omits certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in this diagram are held as to 100%. The relationships between each of GDS Shanghai and GDS Beijing and GDS Management Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Includes 13 subsidiaries and consolidated entities (aside from EDSUZ (HK) Limited, shown above) incorporated in Hong Kong, seven of which hold our PRC-incorporated data center companies, and two additional subsidiaries incorporated in BVI and Macau, but excludes dormant or immaterial entities with no material business. See the chart presented in "Our History and Corporate Structure" for details on the data center holding companies.

(2)
Includes 10 additional subsidiaries and consolidated entities incorporated in China. See the chart presented in "Our History and Corporate Structure" for details on the data center companies.

(3)
Holds equity interests of 99.90% in GDS Shanghai, and of approximately 99.97% in GDS Beijing.

(4)
Holds equity interests of 0.10% in GDS Shanghai, and of approximately 0.03% in GDS Beijing.

Our Corporate Information

        Our principal executive offices are located at 2/F Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People's Republic of China. Our telephone number at this address is +86-21-2033-0303. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 (345) 949 1040. We also have four regional offices in Suzhou, Beijing, Chengdu and Shenzhen. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

        Our main website is www.gds-services.com, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Service Inc. located at 400 Madison Avenue, 4th floor, New York, NY 10017.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions That Apply to This Prospectus

        Unless we indicate otherwise, references in this prospectus to:

  •
  "ADSs" are to our American depositary shares, each of which represents                    ordinary shares, and "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "area committed" are to the net floor area of data centers in service for which agreements from customers remain in effect;

  •
  "area held for future development" are to the estimated data center net floor area that we expect to be able to develop on land, at buildings and pursuant to development or lease agreements which we have secured, but which are not under construction;

  •
  "area in service" are to the net floor area of data centers in service for which one or more modules have been equipped and fitted out ready for utilization by customers;

  •
  "area pre-committed" are to the net floor area of data centers under construction for which agreements from customers remain in effect;

  •
  "area utilized" are to the net floor area of data centers in service that is also revenue generating pursuant to customer agreements in effect;

  •
  "area under construction" are to the net floor area of data centers which are under construction and are not yet ready for service;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

  •
  "commitment rate" are to the ratio of area committed to area in service;

  •
  "pre-commitment rate" are to the ratio of area pre-committed to area under construction;

  •
  "RMB" or "Renminbi" are to the legal currency of China;

  •
  "self-developed data centers" are to data centers that we have either purpose-built or converted from existing buildings to fit our standards;

  •
  "sqm" are to square meters;

  •
  "third-party data centers" are to data center net floor area that we lease on a wholesale basis from other data center providers and use to provide data center services to our customers;

  •
  "total area committed" are to the sum of area committed and area pre-committed;

  •
  "US$," "U.S. dollars," or "dollars" are to the legal currency of the United States;

  •
  "utilization rate" are to the ratio of area utilized to area in service; and

  •
  "we," "us," "our company" and "our" are to GDS Holdings Limited and its subsidiaries and consolidated affiliated entities, as the context requires.

        Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

        The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus for 2015 were made at a rate of RMB6.4778 to US$1.00, respectively, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015, respectively. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 13, 2016, the noon buying rate for Renminbi was RMB6.5285 to US$1.00.

THE OFFERING

ADSs Offered by Us	ADSs
Price per ADS	We estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering

            ordinary shares (or            ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of                    , 2016.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                    additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents ordinary shares.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$            million from this offering, assuming an initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering to develop and acquire new data centers, to repay certain portions of our indebtedness and for general corporate purposes. See "Use of Proceeds" for more information.

Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Directed ADS Program

At our request, the underwriters have reserved up to                    % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by                    , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in "Underwriting—Directed ADS Program" elsewhere in this prospectus.

Listing	We have applied to list our ADSs on the [NYSE]/[NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
Proposed [NYSE/NASDAQ] Trading Symbol
Depositary
Lock-up

We, our officers and directors, and all of our shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

        On June 30, 2014, we acquired EDC Holding from its shareholders whereby we issued shares to EDC Holding's shareholders in exchange for their shares in EDC Holding. Pursuant to the terms of the agreement, we issued 199,163,164 shares in exchange for approximately 93% of the shares in EDC Holding which we did not already own. Since the date of the acquisition, EDC Holding has been our wholly-owned subsidiary and has been consolidated with our results of operations. See note 8 of our consolidated financial statements included elsewhere in this prospectus.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

	Year Ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands, except share data and per share data)
Consolidated Statements of Operations Data:
Net revenue	468,337	703,636	108,623
Cost of revenue	(388,171)	(514,997)	(79,502)
Gross profit	80,166	188,639	29,121
Operating expenses
Selling and marketing expenses	(40,556)	(57,588)	(8,890)
General and administrative expenses	(113,711)	(128,714)	(19,870)
Research and development expenses	(1,597)	(3,554)	(549)
Loss from operations	(75,698)	(1,217)	(188)
Other income (expenses)
Net interest expense	(124,973)	(125,546)	(19,381)
Foreign currency exchange (loss) gain, net	(875)	11,107	1,715
Government grants	4,870	3,915	604
Gain on remeasurement of equity investment	62,506	—	—
Others, net	(412)	1,174	181
Loss before income taxes	(134,582)	(110,567)	(17,069)
Income tax benefits	4,583	11,983	1,850
Net loss	(129,999)	(98,584)	(15,219)
Extinguishment of redeemable preferred shares	(106,515)	—	—
Change in redemption value of redeemable preferred shares	(69,116)	(110,926)	(17,124)
Dividends on redeemable preferred shares	(3,509)	(7,127)	(1,100)
Net loss available to ordinary shareholders	(309,139)	(216,637)	(33,443)
Net loss per ordinary share—basic and diluted	(1.91)	(0.99)	(0.15)
Weighted average number of ordinary shares outstanding—basic and diluted	162,070,745	217,987,922	217,987,922

	As of December 31,
	2014	2015
	Actual	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	RMB	RMB	US$	US$	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	606,758	924,498	142,718
Accounts receivable, net	73,366	111,013	17,137
Total current assets	745,831	1,186,699	183,195
Property and equipment, net	1,694,944	2,512,687	387,892
Goodwill and intangible assets	1,350,524	1,341,599	207,108
Total assets	3,854,074	5,128,272	791,669
Total current liabilities	897,630	925,049	142,803
Total liabilities	1,706,600	3,073,463	474,460
Redeemable preferred shares	2,164,039	2,395,314	369,773	—
Total shareholders' (deficit) equity	(16,565)	(340,505)	(52,564)	317,209

(1)
The pro forma column gives effect to the automatic conversion of all of our outstanding preferred shares into 349,087,677 ordinary shares immediately upon the completion of this offering.

(2)
The pro forma as adjusted column gives effect to (i) the automatic conversion of all of our outstanding preferred shares into 349,087,677 ordinary shares immediately prior to the closing of this offering and (ii) the issuance and sale of              ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) total shareholders' equity by US$            .

Key Financial Metrics

        We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year ended December 31,
	2014	2015
Other Consolidated Financial Data:
Gross margin(1)	17.1%	26.8%
Operating loss margin(2)	(16.2)%	(0.2)%
Net loss margin(3)	(27.8)%	(14.0)%

(1)
Gross profit as a percentage of net revenue.

(2)
Loss from operations as a percentage of net revenue.

(3)
Net loss as a percentage of net revenue.

Non-GAAP Measures

        In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands, except percentages)
Other Consolidated Financial Data:
Adjusted EBITDA(1)	54,261	190,360	29,386
Adjusted EBITDA margin(2)	11.6%	27.1%	27.1%

(1)
Adjusted EBITDA is defined as net income or net loss excluding net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, start-up costs, share-based compensation expenses, and gain on remeasurement of equity investment.

(2)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

        Our management and board of directors use adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure of our core operating performance.

        We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

        We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands)
Net loss	(129,999)	(98,584)	(15,219)
Net interest expenses	124,973	125,546	19,381
Income tax benefits	(4,583)	(11,983)	(1,850)
Depreciation and amortization	82,753	145,406	22,447
Accretion expenses for asset retirement costs	73	255	39
Start-up costs	16,217	25,659	3,961
Share-based compensation expenses	27,333	4,061	627
Gain on remeasurement of equity investment	(62,506)	—	—

Adjusted EBITDA	54,261	190,360	29,386

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. Additional risks or uncertainties not presently known to us or that we currently deem immaterial may also harm our business, financial condition, results of operations and prospects.

Risk Factors Relating to Our Business and Industry

A slowdown in the demand for data center resources or managed services could have a material adverse effect on us.

        Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud computing could lead to a decrease in the demand for data center resources or managed services, which could have a material adverse effect on us. We face risks including:

  •
  a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;

  •
  a slowdown in the growth of the Internet generally as a medium for commerce and communication and the use of cloud-based platforms and services in particular;

  •
  a downturn in the market for data center space generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular; and

  •
  the rapid development of new technologies or the adoption of new industry standards that render our or our customers' current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent.

        To the extent that any of these or other adverse conditions occurs, they are likely to impact market demand and pricing for our services.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

        We have experienced significant growth in recent years. Our net revenue has grown from RMB468.3 million in 2014 to RMB703.6 million (US$108.6 million) in 2015. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a managed service contract arrangement and provide consulting services. Our net revenues for colocation were RMB342.5 million and RMB500.9 million (US$77.3 million) in 2014 and 2015, representing 73.1% and 71.2% of total net revenue over the same period. Our net revenues for managed services and consulting services were RMB108.4 million and RMB152.7 million (US$23.6 million) in 2014 and 2015, representing 23.2% and 21.7% of total net revenue over the same period.

        Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

  •
  obtaining suitable land to build new data centers;

  •
  establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;

  •
  managing a large and growing customer base with increasingly diverse requirements;

  •
  expanding our service portfolio to cover a wider range of services, including managed cloud services;

  •
  creating and capitalizing on economies of scale;

  •
  obtaining additional capital to meet our future capital needs;

  •
  recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

  •
  maintaining effective oversight over personnel and multiple data center locations;

  •
  coordinating work among sites and project teams; and

  •
  developing and improving our internal systems, particularly for managing our continually expanding business operations.

        If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

        We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of cloud infrastructure and managed cloud services. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges expanding our service offerings, including:

  •
  acquiring or developing the necessary expertise in IT;

  •
  maintaining high-quality control and process execution standards;

  •
  maintaining productivity levels and implementing necessary process improvements;

  •
  controlling costs; and

  •
  successfully attracting existing and new customers for new services we develop.

        A failure by us to effectively manage the growth of our service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In addition, because managed cloud services may require significant upfront investment, we expect that continued expansion into these services will reduce our profit margins. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing colocation and managed services, since significant time and resources that are devoted to such growth could have been utilized instead to improve and expand our existing colocation and managed services.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

        We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our customers and us. Constructing, developing and operating our data centers require significant capital expenditures. A customer's decision to utilize our colocation services, our managed solutions or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable contract. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

The data center business is capital-intensive, and our capacity to generate capital may be insufficient to meet our anticipated capital requirements.

        The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to identify suitable land or facilities for new data centers or at a cost on terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. There can be no assurance that our future net revenue would be sufficient to offset increases in these costs, or that our business operations will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

        We have substantial indebtedness. As of December 31, 2015, we had total consolidated indebtedness of RMB2,508.7 million (US$387.3 million), including borrowings, capital lease obligations and convertible bonds. Our high level of indebtedness could, among other consequences:

  •
  make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;

  •
  require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  place us at a disadvantage compared to our competitors that have less debt;

  •
  expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;

  •
  increase our cost of borrowing;

  •
  limit our ability to borrow additional funds; and

  •
  require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

        As a result of covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

        We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of both the borrowing subsidiary of ours and us as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrower's outstanding loans stay within a "borrowing range." A subsidiary of ours in the past failed to meet the borrowing range requirement and although the subsidiary obtained a waiver letter from the creditor that waived the covenant violations, we cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. For more information regarding covenants arising from our financing arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations."

        The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

        To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows, our ability to fund our expansion plan may be limited. We may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

        If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Increased power costs and limited availability of power resources may adversely affect our results of operations.

        We are a large consumer of power and costs of power account for a significant portion of our cost of revenue. We require power supply to provide many services we offer, such as powering and cooling our customers' servers and network equipment and operating critical data center plant and equipment infrastructure. Since we rely on two centralized power utility suppliers, State Grid and Southern Grid, to provide our data centers with power, our data centers could have limited or inadequate access to power.

        The amount of power required by our customers may increase as they adopt new technologies, for example, for virtualization of hardware resources. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our colocation service contracts, we provide our customers with a committed level of power supply availability. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to provide sufficient power to meet the growing needs of our customers. Our customers' demand for power may exceed the power capacity in our older data centers, which may limit our ability to fully utilize the net floor area of these data centers. We may lose customers or our customers may reduce the services purchased from us due to increased power costs, and limited availability of power resources, or we may incur costs for data center space which we cannot utilize, which would reduce our net revenue and have a material and adverse effect on our cost of revenue and results of operations.

        We attempt to manage our power resources and limit exposure to system downtime due to power outages from the electric grid by having redundant power feeds from the grid and by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our financial condition and results of operations.

We have a history of net losses and may continue to incur losses in the future.

        We incurred net losses of RMB130.0 million and RMB98.6 million (US$15.2 million) in 2014 and 2015, respectively, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center space, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in leasing data center space, increased headcount and increased utility expenses.

Any significant or prolonged failure in the data center facilities we operate or services we provide would lead to significant costs and disruptions and would reduce our net revenue, harm our business reputation and have a material adverse effect on our results of operation.

        The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

  •
  power loss;

  •
  equipment failure;

  •
  human error or accidents;

  •
  theft, sabotage and vandalism;

  •
  failure by us or our suppliers to provide adequate service or maintenance to our equipment;

  •
  network connectivity downtime and fiber cuts;

  •
  security breaches to our infrastructure;

  •
  improper building maintenance by us or the landlords of the buildings in which our leased facilities are located;

  •
  physical, electronic and cyber security breaches;

  •
  fire, earthquake, hurricane, tornado, flood and other natural disasters;

  •
  extreme temperatures;

  •
  water damage;

  •
  public health emergencies; and

  •
  terrorism.

        We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing and designing the best facilities possible. However, service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

        In order to meet customer demand and the continued growth of our business, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated and such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

        In addition, we need to work closely with the local power suppliers, and sometimes local governments, where our proposed data centers are located. Delays in actions that require the assistance of such third-parties, or delays in receiving required permits and approvals from such parties, may also affect the speed with which we complete data center projects or result in their not being completed at all. We have experienced such delays in receiving approvals and permits or in actions to be taken by third parties in the past and may experience them again in the future.

        If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could cause material and negative effect to our revenue growth, profitability and results of operations.

The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

        Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in four categories: business interruption for lost profits, property and casualty, public liability, and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial condition and results of operations.

        A party who is able to compromise the security measures protecting the data center facilities we operate or any of the data stored in such data center facilities could misappropriate our or our customers' proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in the cloud infrastructure and managed cloud services space, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of Internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

        In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our ability to provide data center services depends on the major telecommunications carriers in China providing sufficient network services to our customers in the data center facilities that we operate on commercially acceptable terms.

        Our ability to provide data center services depends on the major telecommunications carriers in China, namely China Telecom, China Unicom and China Mobile, providing sufficient network connectivity and capacity to enable our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. Furthermore, given the limited competition among basic service providers in the telecommunications market in China, we depend on the dominant carrier in each location to provide such services to our customers on commercially acceptable terms. Although we believe we have maintained good relationships with China Telecom, China Unicom and China Mobile in the past, there can be no assurance that they will continue to provide the network services that our customers require on commercially acceptable terms at each of the data centers where we operate, if at all. In addition, if China Telecom, China Unicom or China Mobile increases the price of their network services, it would have a negative impact on the overall cost-effectiveness of data center services in China, which could cause our customers' demand for our services to decline and would materially and adversely affect our business and results of operations.

Our leases for self-developed data centers or our agreements for third-party data centers could be terminated early and we may not be able to renew our existing leases and agreements on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

        Most of our data center operations are located in properties that we have entered into long-term operating leases. Such leases generally have ten to twenty year terms. In some instances, we may negotiate an option to purchase the leased premises and facilities according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into two lease agreements with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. Two of our data centers are located in properties that are already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

        Furthermore, certain portions of our data center operations are located in third-party data centers that we lease from wholesale data center providers. Our agreements with third parties are typically three years but may also be up to ten years. Under some of such agreements, we have the right of first refusal to renew the agreements subject to mutual agreement with the third parties. Some of such agreements allow the third parties to terminate the agreements early, subject to a notification period requirement and the payment of a pre-determined termination fee, which in some cases may not be sufficient to cover any direct and indirect losses we might incur as a result. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. We plan to renew our existing agreements with third parties upon expiration or migrate our operations to the data centers leased or owned by our company. However, we may not be able to renew these agreements on commercially acceptable terms, if at all, or the space in data centers that we lease or own may not be adequate for us to relocate such operations, and we may experience an increase in our payments under such agreements. Any adverse change to our ability to exert operational control over any of the data center facilities we operate could have a material adverse effect on our ability to operate these data center facilities at the standards required for us to meet our service level commitments to our customers.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any location could materially and adversely affect our operations

        We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of the date of this prospectus, the majority of our self-built data centers were located in close proximity to the central business districts of Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.

        We consider our customer to be the end user of our data center services. We may enter into contracts directly with our end user customer or through an intermediate contracting party. See "Business—Our Customers." We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had one end user customer that generated 26.8% of our total net revenue in 2014 and two end user customers that generated 20.1% and 10.3% of our total net revenue, respectively, in 2015. No other end user customer accounted for 10% or more of our total net revenue during those years. We expect our net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2015, we had two end user customers who accounted for 40.8% and 15.9%, respectively, of our total area committed. No other end user customer accounted for 10% or more of total area committed. In addition, if there are delays in the move in of these customers, where the net floor area they are committed to are not utilized as expected, then our net revenue and results of operations would be materially and adversely affected.

        There are a number of factors that could cause us to lose major customers. Because many of our contracts involve services that are mission-critical to our customers, any failure by us to meet a customer's expectations could result in cancellation or non-renewal of the contract. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of who have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating contracts and terms of services with us.

        The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the price at which we sell our services to them, could materially and adversely affect our financial condition and results of operations.

If we are unable to meet our service level commitments, our reputation and results of operation could suffer.

        Most of our customer contracts provide that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by contract, and the customer may in some cases be able to terminate its contract. Although we have not had to pay any material financial penalties for failing to meet our service level commitments in the past, there is no assurance that we will be able to meet all of our service level commitments in the future and that no material financial penalties may be imposed. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

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  requiring us to provide free services;

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  seeking damages for losses incurred; and

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  cancelling or electing not to renew their contracts.

        Any of these events could materially increase our expenses or reduce our net revenue, which would have a material adverse effect on our reputation and results of operations. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. As a result of such customer loss and other potential liabilities, our net revenue and results of operations could be materially and adversely affected.

Our customer base may decline if our customers or potential customers develop their own data centers or expand their own existing data centers.

        Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. In the event that any of our key customers were to develop or expand their data centers, we may lose business or face pressure as to the pricing of our services. Although we believe that the trend is for companies in China to outsource their data center facilities and operations to colocation data center service providers, there can be no assurance that this trend will continue. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

We may be unable to achieve high contract renewal rates.

        We seek to renew customer contracts when those contracts are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service contracts with our existing customers or re-commit space relating to expired service contracts to new customers if our current customers do not renew their contracts. In the event of a customer's termination or non-renewal of expired contracts, our ability to enter into services contracts so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from contracts which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 1.4% and 1.0% in 2014 and 2015, respectively.

If we do not succeed in attracting new customers for our services and/or growing revenue from existing customers, we may not achieve our revenue growth goals.

        We have been expanding our customer base to cover a range of industry verticals, particularly cloud service providers. Our ability to attract new customers, as well as our ability to grow revenue from our existing customers, depends on a number of factors, including our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new customers. If we fail to attract new customers, we may not be able to grow our net revenue as quickly as we anticipate or at all.

        As our customer base grows and diversifies into other industries, we may be unable to provide customers with services that meet the specific demand of such customers or their industries, or with quality customer support, which could result in customer dissatisfaction, decreased overall demand for our services and loss of expected revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

Customers who rely on us for the colocation of their servers, the infrastructure of their cloud systems, and management of their IT and cloud operations could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

        As our services are critical to many of our customers' business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although our customer contracts typically contain provisions attempting to limit our liability for breach of the agreement, including failing to meet our service level commitments, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

Our customers operate in a limited number of industries, particularly in the Internet and financial services industries. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

        Our customers operate in a limited number of industries, particularly in the Internet and financial services industries. As of December 31, 2015, end user customers from the Internet and financial services industries accounted for 65.1% and 21.7% of our total area committed, respectively. Our business and growth depends on continued demand for our services from our current and potential customers in the Internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

We enter into fixed-price contracts with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these contracts could negatively affect our results of operations.

        Our data center services are generally provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer's ultimate power usage once the contract is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our contracts. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

Our customer contract commitments are subject to reduction and potential cancellation.

        Many of our customer contracts allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such contracts. Our customer contract commitments could significantly decrease if any of the customer contracts is terminated either pursuant to, or in violation of, the terms of such contract. In addition, our customer contract commitments during a particular future period may be reduced for reasons outside of our customers' control, such as general current economic conditions. If our customer contract commitments are significantly reduced, our results of operations and the price of our ADSs could be materially and adversely affected.

        Even if our current and future customers have entered into a binding contract with us, they may choose to terminate such contract prior to the expiration of its terms. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such contract, or at all, which could have a material adverse effect on our results of operations and cash flows.

We may not be able to compete effectively against our current and future competitors.

        We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

        We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile, as well as other domestic and international carrier-neutral data center service providers. Our current and future competitors may vary by size and service offerings and geographic presence. See "Business—Competition."

        Competition is primarily centered on reputation and track record, quality and availability of data center space, quality of service, technical expertise, security, reliability, functionality, breadth and depth of services offered, geographic coverage, financial strength and price. Some of our current and future competitors may have greater brand recognition, marketing, technical and financial resources than we do. As a result, some of our competitors may be able to:

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  bundle colocation services with other services or equipment they provide at reduced prices;

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  develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or rapidly;

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  adapt to new or emerging technologies and changes in customer requirements more quickly;

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  take advantage of acquisition and other opportunities more readily; and

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  adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

        We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. Although we offer a broad range of data center services, our competitors that specialize in only one of our services offerings may have competitive advantages in that offering. With respect to all of our colocation services, our competitors may offer such services at rates below current market rates or below the rates we currently charge our customers. With respect to both our colocation and managed services offerings, our competitors may offer services in a greater variety that are more sophisticated or that are more competitively priced than the services we offer. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

An oversupply of data center capacity could have a material adverse effect on us.

        A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center space in China's large commercial centers. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations.

Our failure to comply with regulations applicable to our leased data centers may materially and adversely affect our ability to use such data centers.

        Among the data centers that we lease, including those under construction, a majority of the lease agreements have not been filed with relevant authorities in accordance with the applicable PRC laws and regulations. The failure to register or file the lease will not affect the legal validity of the lease agreements but may subject us to a fine from RMB1,000 to RMB10,000 for each unregistered lease. In respect to one data center in Beijing, a portion of the property has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. In respect of some data centers, the usage of leased properties for data center purposes may be deemed to be inconsistent with the designated usage as stated under the building ownership certificates. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased properties for the designated usage only, we may not be able to continue to use these properties for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Renovation of certain other of our data centers was carried out without obtaining construction related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be incurred, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also "—Risks Related to Doing Business in the People's Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC Government. Any policy or regulatory change may cause us to incur significant compliance costs."

        We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Our failure to maintain our relationships with various cloud service providers may adversely affect our cloud-related services, and as a result, our business, operating results and financial condition.

        Our cloud managed services involve providing services to the customers of cloud service providers. If we do not maintain good relationships with cloud service providers, our business could be negatively affected. If these cloud service providers fail to perform as required under our agreements for any reason or suffer service level interruptions or other performance issues, or if our customers are less satisfied than expected with the services provided or results obtained, we may not realize the anticipated benefits of these relationships.

        Since our agreements with key cloud service providers in China are non-exclusive, these companies may decide in the future to partner with more of our competitors or they may decide to terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

Our data center infrastructure may become obsolete or unmarketable and we may not be able to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

        The markets for the data centers we own and operate, as well as certain of the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our self-developed data centers, and in particular, our third-party data centers, to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenue at our data centers and could have a material adverse effect on us. Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. If such regulations were adopted, we could lose customers or be unable to attract new customers in certain industries, which could have a material adverse effect on us.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

        To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

        In addition, new technologies have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing customers switching to the lower cost products, which could reduce our net revenue and have a material adverse effect on our results of operation.

We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

        Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, non-disclosure agreements with our employees, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

We may be subject to third-party claims of intellectual property infringement.

        Although we currently have registered several trademarks for the "GDS" brand, other third parties have also registered "GDS" as a trademark in categories that may overlap with our business operations. Infringement claims may be asserted against us. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party's intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management's attention and resources away from the operations of our business and could damage our reputation.

If our customers' proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

        We and our employees are in some cases provided with access to our customers' proprietary intellectual property and confidential information, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer contracts require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our customers' intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers' intellectual property and confidential information. Moreover, most of our customer contracts do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers' proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such act and seek damages and compensation from us.

        Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

We rely on third-party suppliers for key elements of our network infrastructure and software.

        We contract with third parties for the supply of hardware, such as servers and other equipment, that we use in the provision of our services to our customers and that we sell to our customers in some cases. The loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and hardware and increase our costs. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected. In addition, if our suppliers are unable to provide products that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, then we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results of operations.

We engage third-party contractors to carry out various services relating to our data center facilities, including security services.

        We engage third-party contractors to carry out various services relating to our data center facilities, including security services. We endeavor to engage third-party companies with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory security services at the level of quality required by us, resulting in inappropriate access to our facilities.

Any difficulties in identifying and consummating future acquisitions may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.

        We may seek to make strategic acquisitions and enter into alliances to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

The uncertain economic environment may have an adverse impact on our business and financial condition.

        The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to make allowances for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize net revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our success depends to a substantial degree upon our senior management, including Mr. William Wei Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

        We depend to a significant degree on the continuous service of Mr. William Wei Huang, our founder, co-chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company's business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. However, these employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, including data center design, construction management, operations, engineering, IT, risk management, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

Our operating results may fluctuate, which could make our future results difficult to predict, and may fall below investor or analyst expectations.

        Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our net revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future net revenue. Given relatively large fixed cost of revenue for services, other than utility costs, any substantial adjustment to our costs to account for lower than expected levels of net revenue will be difficult. Consequently, if our net revenue does not meet projected levels, our operating performance will be negatively affected. If our net revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our ADSs may decline.

Declining fixed asset valuations could result in impairment charges, the determination of which involves a significant amount of judgment on our part. Any impairment charge could have a material adverse effect on us.

        We review our fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indicators of impairment include, but are not limited to, a sustained significant decrease in the market price of or the cash flows expected to be derived from a property. A significant amount of judgment is involved in determining the presence of an indicator of impairment. If the total of the expected undiscounted future cash flows is less than the carrying amount of a property on our balance sheet, a loss is recognized for the difference between the fair value and carrying value of the asset. The evaluation of anticipated cash flows requires a significant amount of judgment regarding assumptions that could differ materially from actual results in future periods, including assumptions regarding future occupancy, contract rates and estimated costs to service the contracts. Any impairment charge could have a material adverse effect on us.

Failure to commence or resume development of land that we have been granted right to use within the required timeframe may subject us to default liabilities under land use right grant contracts and cause us to lose such land use rights.

        We have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as "idle land" by the respective local government authorities. According to the relevant PRC regulations, the PRC government may impose an "idle land fee" equal to 20% of the land premium on land user if the relevant construction land has been identified as "idle land". The construction land may be identified as "idle land" under any of the following circumstances: (i) where development of and construction on the land fail to commence for more than one year from the construction commencement date prescribed in the land grant contract; or (ii) the development and construction on the land have commenced but have been suspended when the area of the developed land is less than one-third of the total area to be developed or the invested amount is less than 25% of the total amount of investment, and the suspension of development attains one year. Furthermore, the PRC government has the authority to confiscate any land without compensation if the construction does not commence within two years after the construction commencement date specified in the land grant contract, unless the delay is caused by force majeure, governmental action or preliminary work necessary for the commencement of construction.

        As of the date of this prospectus, (i) we have not commenced development of one parcel of the land in Kunshan, which was to commence in December 2012; and (ii) we suspended the development of one parcel of the land in Chengdu after completion of the construction of the existing buildings thereon in November 2010 and have not resumed development of such parcel of land, and upon such suspension, the area of the developed land was less than one-third of the total land area. Therefore, the PRC government may treat such two parcels of land as idle lands, in which case we may be required to pay idle land fees or penalties, change the planned use of the land, find another parcel of land, or even be required to forfeit the land to PRC government. We may further be subject to penalties for breach of relevant land use right grant contracts and be required to pay damages.

        We have not been subject to any penalties or required to forfeit any land as a result of failing to commence or resume development pursuant to the relevant land grant contract. However, we cannot assure you that we will not be subject to penalties as a result of any failure to commence development in accordance with the relevant land grant contract. If this occurs, our financial condition and results of operations could be materially and adversely affected.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

        We are required to perform an annual goodwill impairment test. For example, in connection with acquiring EDC Holding in June 2014, we recorded a substantial amount of goodwill in our consolidated financial statements. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. Our actual results may differ materially from our projections, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to China's anti-corruption laws and upon the completion of this offering, will be subject to the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

        Upon the completion of this offering, we will be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China's anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered "foreign officials" under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected Shanghai, Beijing, Shenzhen, Guangzhou, Chengdu or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

        In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, or another epidemic. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in temporary closure of our offices or prevent us and our customers from traveling. Such closures could severely disrupt our business operations and adversely affect our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

        We will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the [NYSE/NASDAQ] after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2017, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an "emerging growth company" as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

        In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the [NYSE/NASDAQ], SEC or other regulatory authorities.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NYSE/NASDAQ], have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be expensive. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to GDS Shanghai or GDS Beijing do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to e-commerce which does not apply to us. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

        Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries, GDS Management Company, Shenzhen Yungang EDC Technology Co., Ltd., Beijing Wanguo Shu'an Science & Technology Development Co., Ltd., Beijing Hengpu'an Data Technology Development Co., Ltd., Guojin Technology (Kunshan) Co., Ltd., Shanghai Yungang EDC Technology Co., Ltd., Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., EDC Technology (Suzhou) Co., Ltd., EDC (Chengdu) Industry Co., Ltd., Shanghai Waigaoqiao EDC Technology Co., Ltd. and EDC Technology (Kunshan) Co., Ltd., are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see "Our History and Corporate Structure—Variable Interest Entity Contractual Arrangements."

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as MOFCOM or MIIT or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

        If our corporate and contractual structure is deemed by the Ministry of Industry and Information Technology, or the MITT, or the Ministry of Commerce, or the MOFCOM, or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down a portion or all of our networks and servers;

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  discontinuing or restricting our operations in China;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to restructure our corporate and contractual structure;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs' business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition." Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For the years ended December 31, 2014 and 2015, our consolidated VIEs contributed 2.0% and 4.3% of our total net revenue. However, following our restructuring, we expect that, going forward, substantially all of our net revenue will be generated from our consolidated VIEs as we shift the revenue-generating aspects of our business to our consolidated VIEs in connection with the restructuring described in this prospectus. See "Our History and Corporate Structure."

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. For a description of these contractual arrangements, see "Our History and Corporate Structure—Variable Interest Entity Contractual Arrangements." In 2014 and 2015, 2.0% and 4.3% of our total net revenue, respectively, are attributed to our consolidated VIEs, and we expect this proportion to increase going forward as we shift the revenue-generating aspects of our business to our consolidated VIEs in connection with the restructuring described in this prospectus. See "Our History and Corporate Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See "—Risks Related to Doing Business in the People's Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. In particular, GDS Shanghai is 99.90% owned by William Wei Huang, our co-chairman and chief executive officer, and 0.10% owned by Qiuping Huang, and GDS Beijing is approximately 99.97% owned by William Wei Huang, and approximately 0.03% owned by Qiuping Huang. The interests of William Wei Huang and Qiuping Huang in their individual capacities as the shareholders of GDS Shanghai and GDS Beijing may differ from the interests of our company as a whole, as what is in the best interests of GDS Shanghai and GDS Beijing, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements to address potential conflicts of interest the shareholders of GDS Shanghai and GDS Beijing may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in GDS Shanghai and GDS Beijing to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of GDS Shanghai and GDS Beijing as provided under the power of attorney, directly appoint new directors of GDS Shanghai and GDS Beijing. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

        We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

        The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

        Among other things, the draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" or similar category that could appear on any such "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

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  holding 50% or more of the voting rights or similar rights and interests of the subject entity;

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  holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or

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  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters.

        Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list" purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" or similar category that could appear on any such "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIE, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        However, there are significant uncertainties as to how the control status of our company, our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs and the businesses operated by our equity investees with a VIE structure would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we or our equity investees with a VIE structure were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us or such equity investees under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition. We are consulting closely with our PRC counsel to evaluate and assess our shareholding and corporate structure to respond to the potential adoption and implementation of the proposed Foreign Investment Law.

        In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Related to Doing Business in the People's Republic of China

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects and may require us to obtain regulatory approval for this offering.

        The laws and regulations regarding VATS licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not include in the Catalog are permitted industries. Industries such as VATS, including IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. See "Regulations—Regulation on Foreign Investment Restrictions" for additional details. Under the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations.

        Before 2013, the definition of the IDC services was subject to interpretation as to whether our services would fall within its scope. In addition, authorities in different localities had different interpretations. According to the Telecom Catalogue publicized in February 2003 by the Ministry of Information Industry, or MII, the predecessor of the MIIT, which took effect in April 2003, and our consultations with the MIIT, IDC services should be rendered through the connection with the Internet or other public telecommunications networks.

        On May 6, 2013, the "Q&A on the Application of IDC/ISP Business", the Q&A, was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for IDC licenses. A national consulting body and certain telephone numbers, the Designated Numbers, are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be IDC services is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During such period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, IDC services which did not utilize public telecommunication networks would also require an IDC license and that IDC services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

        GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen and Chengdu. In order to adapt to the new regulatory requirements and address pre-existing customer contracts, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from FSL, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. GDS Beijing has submitted its application to MIIT to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu so that they will be authorized to provide IDC services. See "Our History and Corporate Structure—2016 Variable Interest Entity Restructuring." As part of the VIE restructuring, we have also decided to convert and change the shareholding of EDC Shanghai Waigaoqiao in the same way with GDS Suzhou, after which we will apply for the expansion of GDS Beijing's IDC license so that EDC Shanghai Waigaoqiao can also be authorized to provide IDC services. We expect that Guangzhou Weiteng will either apply for its own IDC license or be authorized to provide IDC services by GDS Beijing after GDS Beijing further expands its IDC license coverage to include Guangzhou Weiteng. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs. See "Regulations—Regulations Related to Value-Added Telecommunications Business" for additional details.

        However, there can be no assurance that we can complete VIE restructuring in a timely manner or that our contracts signed before the completion of the VIE restructuring with any of our WFOEs as the service provider will not be deemed as historical non-compliance. If the MIIT regards us as existing in a state of non-compliance, penalties could potentially be assessed against us. It is possible that the amount of any such penalties may be several times more than the net revenue generated from these services. Our business, financial condition, expected growth and prospects would be materially and adversely affected if such penalties were to be assessed upon us. It is also possible that the PRC government may prohibit a non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

GDS Shanghai may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted geographic scope of its IDC license.

        One of our consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. However, if the MIIT regards GDS Shanghai as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

One of our subsidiaries, GDS (HK) Limited, has entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and value added telecommunications services, by providing IDC service without qualification.

        During the period from 2015 to the first half of 2016, GDS (HK) Limited, or GDS HK, which is one of our Hong Kong—incorporated subsidiaries, entered into IDC service agreements with a few customers outside China, while the actual service provider was intended to be GDS Beijing. These IDC service agreements may be regarded as non-compliant, because the law prohibits foreign entities providing IDC services in the PRC without establishing entities holding the IDC licenses.

        We are in the process of amending the IDC service agreements so that GDS Beijing is the contracted service provider and GDS HK is the agent under such agreements. However, we cannot assure you that our agreements as they were in effect prior to such amendment will not be found to have been non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

        There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

        For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the Internet resources collaboration services business to reflect the developments in the telecommunications industry in China and covers cloud-based services. This has resulted in GDS Shanghai providing cloud-based services beyond the scope of its then-effective IDC license. We are currently applying for an amendment of GDS Shanghai's cross-regional IDC license to include Internet resources collaboration services. However, there is no assurance that GDS Shanghai will be granted such expanded service scope, if at all. If the MIIT regards GDS Shanghai as being non-compliant as a result, penalties which could be several times more than the net revenue generated from such cloud-based services could be assessed against us, and our business, financial condition, expected growth and prospectus would be materially and adversely affected.

        In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Third-party data center providers from whom we lease data center space on a wholesale basis may fail to maintain licenses and permits necessary to conduct their operations in the PRC, and our business may be materially and adversely affected.

        As of December 31, 2015, we operated an aggregate net floor area of 9,004 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance, that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

        In addition, if future PRC laws or regulations governing the VATS industry require that the wholesale data center providers from whom we lease obtain additional licenses or permits in order to continue to provide their IDC services, there can be no assurance that they would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects could be materially and adversely affected.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

        Substantially all of our operations are conducted in the PRC and a substantial majority of our net revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

        The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

        While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

        Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

        Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Our business operations are extensively impacted by the policies and regulations of the PRC Government. Any policy or regulatory change may cause us to incur significant compliance costs.

        We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects:

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  construction or development of new data centers or rebuilding of existing data centers;

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  banking regulations, as a result of the colocation services we provide to banks and financial institutions;

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  environment laws and regulations;

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  establishment of or changes in shareholder of foreign investment enterprises;

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  foreign exchange;

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  taxes, duties and fees;

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  customs; and

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  land planning and land use rights.

        The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

        While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval is not required in the context of this offering because we did not acquire any equity interests or assets of a PRC company owned by its controlling shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

        The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See "Regulation—Regulations Related to M&A and Overseas Listings."

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

        SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        Mr. William Wei Huang has completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by

SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

The enforcement of the Labor Contract Law of the People's Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

        On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2015, we had restricted assets of RMB1,323.1 million (US$204.3 million).

        Limitations on the ability of VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

        Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

        There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. For example, in the past, we acquired EDC Holding by issuing shares of GDS Holdings to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

        Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People's Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

        Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the "big four" PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the [NYSE/NASDAQ] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our shares or ADSs. We have received approval for listing our ADSs on the [NYSE/NASDAQ]. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us or our industry, customers or suppliers;

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  announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

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  changes in the economic performance or market valuations of other data center services companies;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  conditions in the market for data center services;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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  additions to or departures of our senior management;

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  fluctuations of exchange rates between the RMB and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

        Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

        It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters' option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS as of                 , 2016, after giving effect to this offering, and the public offering price of US$                per ADS. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our ADSs are subject to substantial dilution upon the conversion of our convertible bonds held by certain holders.

        We have outstanding convertible bonds in the aggregate principal amount of US$150.0 million due December 30, 2019. We may, at our option, require the original subscribers, STT GDC Pte. Ltd., or STT GDC, to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, a subsidiary of Ping An Insurance Company of China, Ltd., or Ping An Insurance, to subscribe for an additional amount of these bonds as to US$50.0 million, at any time until September 30, 2016. In addition, following this offering, we may require the conversion of the bonds assuming the average per-ordinary-share-equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68 and we exercise our right to cause STT GDC and Ping An Insurance to convert the bonds. If the bondholders elect to convert, or we cause the bondholders to convert, their bonds, up to 89,538,233 ordinary shares will be issued. The conversion of the bonds would result in substantial dilution of our ADSs and ordinary shares and a decline in their market price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have                ordinary shares outstanding, including                ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional shares. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

        We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See "Management—Share Incentive Plan." We intend to register all ordinary shares that we may issue under this equity compensation plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Underwriting" section of this prospectus. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under an equity incentive plan would dilute the percentage ownership held by the investors who purchase ADSs in this offering.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the post-offering memorandum and articles of association that will become effective upon the completion of this offering, the minimum notice period required to convene a general meeting is [10] days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of

ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforcement of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2013 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

[Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        We have adopted amended and restated articles of association to be effective upon the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors will not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE]/[NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the[NYSE]/[NASDAQ]corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the[NYSE]/[NASDAQ]corporate governance listing standards.

        As a Cayman Islands company listed on the [NYSE]/[NASDAQ], we are subject to the [NYSE]/[NASDAQ] corporate governance listing standards. However, [NYSE]/[NASDAQ] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE]/[NASDAQ] corporate governance listing standards. Although we do not currently intend to rely on home country practice with respect to our corporate governance after we complete this offering, we may choose to follow home country practice in the future, with regard to committee requirements, shareholder approval requirements or otherwise, our shareholders may be afforded less protection than they otherwise would enjoy under the [NYSE]/[NASDAQ] corporate governance listing standards applicable to U.S. domestic issuers.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See "Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company."

        In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under "Taxation—Material United States Federal Income Tax Considerations." For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See "Taxation—Material United States Federal Income Tax

Considerations—Passive Foreign Investment Company." There can be no assurance that we will not be a PFIC for 2016 or any future taxable year.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE]/[NASDAQ], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in net revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our goals and strategies;

  •
  our expansion plans;

  •
  our future business development, financial condition and results of operations;

  •
  the expected growth of the data center and cloud services market;

  •
  our expectations regarding demand for, and market acceptance of, our services;

  •
  our expectations regarding keeping and strengthening our relationships with customers; and

  •
  general economic and business conditions in the regions where we operate.

        This prospectus also contains market data relating to the data center and cloud services industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by 451 Research, LLC, or 451 Research, including a report which we commissioned 451 Research to prepare and for which we paid a fee. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The data center and cloud services industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$                after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$                        per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        We anticipate using the net proceeds of this offering to develop and acquire new data centers, to repay certain portions of our indebtedness and for general corporate purposes. Under the terms of the RMB530.0 million (US$81.8 million) loan facilities of our subsidiary Shenzhen Yungang EDC Technology Co., Ltd. and the RMB120.0 million (US$18.5 million) loan facilities for our subsidiary Beijing Hengpu'an Data Technology Development Co., Ltd., of which an aggregate of RMB483.9 million (US$74.7 million) was outstanding as of the date of this prospectus, we are required to repay a portion of the outstanding loan principal in the event of our initial public offering, which amount to approximately RMB116.5 million (US$18.0 million) based on the principal amount outstanding as of the date of this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Beijing and Shenzhen Loan Facilities."

        The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

 DIVIDEND POLICY

        Since our inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2015 presented on:

  •
  an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all our outstanding preferred shares into 349,087,677 ordinary shares upon the closing of this offering; and

  •
  a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding preferred shares into             ordinary shares upon the closing of this offering and (ii) the issuance and sale of the ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$        per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' overallotment option.

        The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Actual	Pro Forma	Pro Forma as Adjusted(1)
	RMB	US$	US$	US$
	(in thousands)
Long-term borrowings, excluding current portion	958,264	147,930	147,930
Obligations under capital leases, non-current	424,939	65,599	65,599
Convertible bonds payable	648,515	100,113	100,113
Redeemable preferred shares	2,395,314	369,773	—
Shareholders' (deficit) equity:
Ordinary shares	76	12	29
Additional paid-in capital	303,621	46,871	416,627
Accumulated loss	(61,949)	(9,563)	(9,563)
Accumulated deficit	(582,253)	(89,884)	(89,884)
Total (deficit) equity	(340,505)	(52,564)	317,209
Total	4,086,527	630,851	630,851

(1)
Does not reflect the 18,260,201 ordinary shares issuable upon exercise of the options outstanding under our share incentive plan as of the December 31, 2015 or the 10,979,799 ordinary shares available for future issuance under our share incentive plan as of the same date.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

        Our net tangible book value as of December 31, 2015 was approximately US$110.1 million, or US$0.5051 per ordinary share as of that date, and US$        per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2015, other than to give effect to (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been US$             million, or US$            per outstanding ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value per share as of December 31, 2015	US$	0.5051
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding preferred shares into ordinary shares
Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares and (ii) this offering
Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

        The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares and this offering.

        The following table summarizes, on a pro forma basis as of December 31, 2015, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

Total Consideration
	Ordinary Shares Total						US$ Average Price per Ordinary Share Equivalent
Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

        If the underwriters were to fully exercise the over-allotment option to purchase        additional shares of our ordinary shares from us, the percentage of shares of our ordinary shares held by existing shareholders who are directors, officers or affiliated persons would be            %, and the percentage of shares of our common stock held by new investors would be         %.

        A US$1.00 increase (decrease) in the assumed public offering price of US$        per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$         million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$        per ordinary share and US$        per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$        per ordinary share and US$        per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above take into consideration the automatic conversions of our redeemable preferred shares upon the completion of this offering, and they do not take into consideration of (i) the conversion into ordinary shares of our convertible bonds due 2019 or (ii) any outstanding share options. Following this offering, we may require the conversion of the convertible bonds due 2019 assuming the average per-ordinary-share-equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68 and we exercise our right to cause STT GDC and Ping An Insurance to convert the bonds. If the bondholders elect to convert, or we cause the bondholders to convert, their bonds, up to 89,538,233 ordinary shares will be issued. In addition, as of the date of this prospectus, there are also (i)             ordinary shares issuable upon exercise of outstanding share options at an exercise price that ranges from US$            to US$            per share and (ii)              ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that the convertible bonds due 2019 are converted after our IPO or if any of these options are exercised, there will be further dilution to new investors.

 EXCHANGE RATE INFORMATION

        Substantially all of our operations are conducted in China and substantially all of our net revenue is denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus for 2015 were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 13, 2016, the noon buying rate for Renminbi was RMB6.5285 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April	6.4738	6.4754	6.5004	6.4571
May (through May 13, 2016)	6.5285	6.5021	6.5285	6.4738

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

        We have appointed [Law Debenture Corporate Services Inc.] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Conyers Dill & Pearman, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

        In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        King & Wood Mallesons has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. King & Wood Mallesons has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

 OUR HISTORY AND CORPORATE STRUCTURE

        We are an exempted company and were incorporated in the Cayman Islands in 2006. We own 100% of the shares in EDC Holding, an exempted company also incorporated in the Cayman Islands, through which we indirectly hold 100% of the equity interests in holding companies in Hong Kong, many of which own our data centers through one or more data center companies. Through EDC Holding we also indirectly hold 100% of the equity interests in GDS Management Company.

        Due to PRC regulations that limit foreign equity ownership of entities providing VATS at 50%, and the inclusion of IDC services within the scope of VATS, we conduct a substantial part of our operations in China through contractual arrangements among GDS Management Company, our data center companies and two VIEs that hold licenses required to operate our business, GDS Beijing and GDS Shanghai, and their shareholders. As a result of these contractual arrangements, we control GDS Shanghai, GDS Beijing and its subsidiaries, including GDS Suzhou and Kunshan Wanyu and have consolidated the financial information of these VIEs in our consolidated financial statements in accordance with U.S. GAAP. Guangzhou Weiteng will be included in our consolidated financial statements. GDS Beijing has submitted its application to MIIT to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu so that they will be authorized to provide IDC services. See "—2016 Variable Interest Entity Restructuring." As part of the VIE restructuring, we plan to also convert and change the shareholding of EDC Shanghai Waigaoqiao in the same way with GDS Suzhou, after which we will apply for the expansion of GDS Beijing's IDC license so that EDC Shanghai Waigaoqiao will also be authorized to provide IDC services. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are consolidated VIEs. See "Regulations—Regulations Related to Value-Added Telecommunications Business" for additional details.

        Historically, in 2014 and 2015 prior to our VIE restructuring, our consolidated VIEs, GDS Beijing and GDS Shanghai, contributed 2.0% and 4.3% of our total net revenue, and we conducted the substantial majority of our operations through GDS Suzhou when it was a WFOE under PRC law. See "—2016 Variable Interest Entity Restructuring" and "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We may be regarded as existing, in a state of historical non-compliance with the regulations on foreign investment restriction and value added telecommunications services, for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects and may require us to obtain regulatory approval for this offering." As a result of our internal restructuring, GDS Suzhou became a domestic-owned enterprise under PRC law and an operating subsidiary of GDS Beijing. GDS Suzhou is in the process of receiving approval from the MIIT for providing IDC services with authorization from GDS Beijing under its IDC license. As of the date of this prospectus, we conducted the substantial majority of our operations in China through GDS Suzhou. Accordingly, going forward we expect that substantially all of our net revenue will be generated through our consolidated VIEs, GDS Shanghai, GDS Beijing and its subsidiaries.

        In 2003, some of our principal shareholders, including our founder, Mr. William Wei Huang, established Global Data Solutions Limited, a Cayman Islands exempted company. In 2001, FSL acquired GDS Suzhou, which was established by third parties in 2000. In 2006, GDS Beijing and GDS Holdings were established under the laws of the PRC and Cayman Islands, respectively. In 2009, we underwent restructuring with respect to GDS Beijing, which became a consolidated VIE. In 2010, GDS Suzhou was relocated from Shenzhen to Suzhou. In 2014, GDS Shanghai, which was established in 2011, also became a consolidated VIE.

Acquisition of EDC Holding

        EDC Holding was established in 2008 and is principally engaged in data center infrastructure services in the PRC. We held approximately 7% equity interests in EDC Holding on a fully diluted basis prior to the acquisition. In June 2014, in an effort to enhance our service offerings and to increase business synergy, we acquired all the equity interests in EDC Holding (preferred and ordinary shares) we did not already own by issuing 199,163,164 shares to the then-shareholders of EDC Holding.

        We were identified as the accounting acquirer for the following reasons: (i) we were the entity that issued the new equity interests; (ii) a shareholder of us held the largest minority voting interest in the combined entity; (iii) our shareholders have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity; (iv) our management dominates the management of the combined entity after the acquisition; and (v) we have a significantly larger relative size in terms of net revenue and operations than that of EDC Holding.

Acquisition of Guangzhou Weiteng

        In May 2016, we, through GDS Beijing, acquired all the equity interest in Guangzhou Weiteng from a third party for an aggregate purchase price of RMB129.5 million (US$20.0 million), subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. Guangzhou Weiteng is a limited liability company organized and existing under the PRC law and operates a data center project in Guangzhou. After the acquisition, Guangzhou Weiteng will either apply for its own IDC license or be authorized to provide IDC services by GDS Beijing after GDS Beijing further expands its IDC license coverage to include Guangzhou Weiteng.

2016 VIE Restructuring

        The laws and regulations regarding VATS licenses in the PRC, especially those in relation to IDC services, are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. PRC laws and regulations restrict foreign equity ownership of entities that hold VATS licenses, and such licenses have been denied to entities whose foreign equity ownership exceeds permitted thresholds.

        Before 2013, the definition of IDC service did not offer clear guidance as to whether our business at the time fell within its scope. Between 2010 and 2012, in order to comply with then-effective laws and administrative practice, we consulted relevant officials of local branches of the MIIT. Based on such consultations, we understood that we were not required to hold an IDC license in order for us to operate our business lawfully, and we entered into most of our customer contracts through GDS Suzhou, a WFOE, because we believed that restrictions on foreign investment in IDC services did not apply in our case.

        On May 6, 2013, the Q&A was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for VATS licenses, especially with regards to IDC services. A national consulting body and certain Designated Numbers are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be an IDC service is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from the MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During this period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, most of our services would be deemed IDC services, and that such services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

        GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen and Chengdu. In order to adapt to the new regulatory requirements and address pre-existing customer contracts, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by way of transferring all of the equity interests in GDS Suzhou from FSL to GDS Beijing in order to enable GDS Suzhou to engage in the provision of IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing to be approved by MIIT. As part of the VIE restructuring, we plan to also convert and change the shareholding of EDC Shanghai Waigaoqiao in the same way with GDS Suzhou, after which we will apply for the expansion of GDS Beijing's IDC license so that EDC Shanghai Waigaoqiao will also be authorized to provide IDC services. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are considering measures to ensure that any services that may have to be provided by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs. See "Regulations—Regulations Related to Value-Added Telecommunications Business" for additional details.

Our Corporate Structure

        The following diagrams illustrate our corporate structure as of the date of this prospectus. They omit certain entities that are immaterial to our results of operations, business and financial condition. Equity interests depicted in this diagram are held as to 100%. The relationships between each of GDS Shanghai and GDS Beijing and GDS Management Company as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
Includes 13 subsidiaries and consolidated entities (aside from EDSUZ (HK) Limited, shown above) incorporated in Hong Kong, seven of which hold our PRC-incorporated data center companies, and two additional subsidiaries incorporated in BVI and Macau, but excludes dormant or immaterial entities with no material business. See the chart below for details on the data center holding companies.

(2)
Includes 10 additional subsidiaries and consolidated entities incorporated in China. See the chart below for details on the data center companies.

(3)
Holds equity interests of 99.90% in GDS Shanghai, and of approximately 99.97% in GDS Beijing.

(4)
Holds equity interests of 0.10% in GDS Shanghai, and of approximately 0.03% in GDS Beijing.

        The following diagram illustrates the structure of our data center holding companies and data center companies:

(1)
Currently being restructured to become a subsidiary of GDS Beijing.

        The following table sets forth the full legal names of the data center holding companies and corresponding project companies:

Data center holding company	Data center company	Data center
EDS (HK) Limited	Shenzhen Yungang EDC Technology Co., Ltd., or EDC Shenzhen	Shenzhen data centers SZ1, SZ2 and SZ3
EDB (HK) Limited	Beijing Wanguo Shu'an Science & Technology Development Co., Ltd., or EDC Beijing Wanguo Shu'an	Site in Beijing for future development
EDB II (HK) Limited	Beijing Hengpu'an Data Technology Development Co., Ltd., or EDC Beijing Heng Pu An	Beijing data centers BJ1 and BJ2
FEP (HK) Limited	Guojin Technology (Kunshan) Co., Ltd., or EDC Guojin	Site in Kunshan for future development
EDE I (HK) Limited	Shanghai Yungang EDC Technology Co., Ltd., or EDC Shanghai Yungang	Shanghai data centers SH2, SH3 and SH4
EDKS (HK) Limited	Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., or EDC Shenzhen Pingshan	Shenzhen data center SZ4
EDC China Holdings Limited	EDC Technology (Suzhou) Co., Ltd., or EDC Suzhou	—
	EDC (Chengdu) Industry Co., Ltd., or EDC Chengdu	Chengdu data center CD1
	Shanghai Waigaoqiao EDC Technology Co., Ltd., or EDC Shanghai Waigaoqiao	Shanghai data center SH1
	EDC Technology (Kunshan) Co., Ltd., or EDC Kunshan	Kunshan data center KS1

VIE Contractual Arrangements

Contractual Arrangements among GDS Management Company, GDS Beijing and GDS Shanghai

        Due to PRC legal restrictions on foreign ownership and investment in VATS, and IDC services in particular, we currently conduct these activities mainly through GDS Suzhou, an operating subsidiary of GDS Beijing that is to be authorized by GDS Beijing to provide IDC services. Each of GDS Beijing and GDS Shanghai holds an IDC license which is required to operate our business. We effectively control GDS Beijing and GDS Shanghai through a series of contractual arrangements between these consolidated VIEs, their shareholders and GDS Management Company. These contractual arrangements allow us to:

  •
  exercise effective control over our consolidated VIEs, namely GDS Shanghai, GDS Beijing and GDS Beijing's subsidiaries, namely GDS Suzhou and Kunshan Wanyu and Guangzhou Weiteng;

  •
  receive substantially all of the economic benefits of our variable interest entities; and

  •
  have an exclusive option to purchase all or part of the equity interests in GDS Beijing and GDS Shanghai when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we are the primary beneficiary of GDS Beijing, GDS Shanghai, and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, GDS Management Company, our consolidated VIEs, GDS Beijing and GDS Shanghai, and the shareholders of each of GDS Beijing and GDS Shanghai.

Agreements that Provide us with Effective Control over our Consolidated VIEs

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, each shareholder of each of GDS Beijing and GDS Shanghai has pledged all of his or her equity interest in GDS Beijing or GDS Shanghai as a continuing first priority security interest, as applicable, to respectively guarantee GDS Beijing's and its shareholders' performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and services agreement, loan agreement, exclusive option agreement, and power of attorney, as well as GDS Shanghai's and its shareholders' performance of their obligations under the other relevant contractual arrangement, which include the exclusive technology license and services agreement, loan agreement, exclusive option agreement, and power of attorney, and intellectual property license agreement. If GDS Beijing or GDS Shanghai or any of its shareholders breaches their contractual obligations under these agreements, GDS Management Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of GDS Beijing and GDS Shanghai in accordance with PRC law. Each of the shareholders of GDS Beijing and GDS Shanghai agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Management Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge by both GDS Beijing and GDS Shanghai in favor of GDS Management Company with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

        Powers of Attorney.    Pursuant to the powers of attorney, each shareholder of GDS Beijing and GDS Shanghai has irrevocably appointed the PRC citizen(s) as designated by GDS Management Company to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of GDS Beijing and GDS Shanghai requiring shareholder approval, disposing of all or part of the shareholder's equity interest in GDS Beijing and GDS Shanghai, and appointing directors and executive officers. GDS Management Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of the shareholders of GDS Beijing and GDS Shanghai with prior notice to such shareholders. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of GDS Beijing or GDS Shanghai, as applicable.

Agreements that Allow us to Receive Economic Benefits from our Consolidated VIEs

        Exclusive Technology License and Services Agreements.    Under the exclusive technology license and services agreements, GDS Management Company licenses certain technology to each of GDS Beijing and GDS Shanghai and GDS Management Company has the exclusive right to provide GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Management Company's prior written consent, each of GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of GDS Beijing and GDS Shanghai agrees to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Management Company. GDS Management Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of GDS Beijing and GDS Shanghai has granted GDS Management Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of either GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

        Intellectual Property License Agreement.    Pursuant to an intellectual property license agreement between GDS Management Company and GDS Shanghai, dated April 13, 2016, GDS Shanghai has granted GDS Management Company an exclusive license to use for free any or all of the intellectual property rights owned by GDS Shanghai from time to time, and without the parties' prior written consent, GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Management Company's use of the licensed intellectual property rights from GDS Shanghai. The parties have also agreed under the agreement that GDS Management Company should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Management Company's unilateral request.

Agreements that Provide Us with the Option to Purchase the Equity Interest in GDS Beijing and GDS Shanghai

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, each shareholder of GDS Beijing and GDS Shanghai has irrevocably granted GDS Management Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholder's equity interests in GDS Beijing and GDS Shanghai. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Management Company's prior written consent, the shareholders of each of GDS Beijing and GDS Shanghai have agreed that each of GDS Beijing and GDS Shanghai shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans, distribute dividends to the shareholders and etc. These agreements will remain effective until all equity interests of GDS Beijing and GDS Shanghai held by their shareholders have been transferred or assigned to GDS Management Company or its designated person(s).

        Loan Agreements.    Pursuant to the loan agreements between GDS Management and the shareholders of each of GDS Beijing and GDS Shanghai, GDS Management has agreed to extend loans in an aggregate amount of RMB310.1 million to the shareholders of GDS Beijing and GDS Shanghai solely for the capitalization of GDS Beijing and GDS Shanghai. Pursuant to the loan agreements, GDS Management Company has the right to require repayment of the loans upon delivery of thirty-day's prior notice to the shareholders, and the shareholders can repay the loans by either sale of their equity interests in GDS Beijing and GDS Shanghai to GDS Management Company or its designated person(s) pursuant to their respective exclusive option agreements, or other methods as determined by GDS Management Company pursuant to its articles of association and the applicable PRC laws and regulations.

        In the opinion of King & Wood Mallesons, our PRC counsel:

  •
  the ownership structures of GDS Management Company, GDS Shanghai and GDS Beijing, currently do not, and immediately after giving effect to this offering, will not result in any violation of the applicable PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among GDS Management Company, GDS Shanghai, GDS Beijing, and the shareholders of GDS Shanghai and GDS Beijing, are governed by PRC law, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for providing our IDC services do not comply with PRC government restrictions on foreign investment in IDC services, we could be subject to severe penalties, including being prohibited from continuing operations.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

        On June 30, 2014, we acquired EDC Holding from its shareholders whereby we issued shares to EDC Holding's shareholders in exchange for their shares in EDC Holding. Pursuant to the terms of the agreement, we issued 199,163,164 shares in exchange for approximately 93% of the shares in EDC Holding which we did not already own. Since the date of the acquisition, EDC Holding has been our wholly-owned subsidiary and has been consolidated with our results of operations. See note 8 of our consolidated financial statements included elsewhere in this prospectus.

        Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

	Year Ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands, except share data and per share data)
Consolidated Statements of Operations Data:
Net revenue	468,337	703,636	108,623
Cost of revenue	(388,171)	(514,997)	(79,502)
Gross profit	80,166	188,639	29,121
Operating expenses:
Selling and marketing expenses	(40,556)	(57,588)	(8,890)
General and administrative expenses	(113,711)	(128,714)	(19,870)
Research and development expenses	(1,597)	(3,554)	(549)
Loss from operations	(75,698)	(1,217)	(188)
Net interest expense	(124,973)	(125,546)	(19,381)
Foreign currency exchange (loss) gain, net	(875)	11,107	1,715
Government grants	4,870	3,915	604
Gain on remeasurement of equity investment	62,506	—	—
Others, net	(412)	1,174	181
Loss before income taxes	(134,582)	(110,567)	(17,069)
Income tax benefits	4,583	11,983	1,850
Net loss	(129,999)	(98,584)	(15,219)
Net loss available to ordinary shareholders	(309,139)	(216,637)	(33,443)
Net loss per ordinary share—basic and diluted	(1.91)	(0.99)	(0.15)
Weighted average number of ordinary shares outstanding—basic and diluted	162,070,745	217,987,922	217,987,922

        The following table presents a summary of our consolidated balance sheet data as of December 31, 2014 and 2015.

	As of December 31,
	2014	2015
	Actual	Actual	Actual
	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	606,758	924,498	142,718
Accounts receivable, net	73,366	111,013	17,137
Total current assets	745,831	1,186,699	183,195
Property and equipment, net	1,694,944	2,512,687	387,892
Goodwill and intangible assets	1,350,524	1,341,599	207,108
Total assets	3,854,074	5,128,272	791,669
Short-term borrowings and current portion of long-term borrowings	426,709	428,218	66,105
Obligations under capital leases, current	39,621	48,745	7,525
Total current liabilities	897,630	925,049	142,803
Long-term borrowings, excluding current portion	492,123	958,264	147,930
Convertible bonds payable	—	648,515	100,113
Obligations under capital leases, non-current	246,996	424,939	65,599
Total liabilities	1,706,600	3,073,463	474,460
Redeemable preferred shares	2,164,039	2,395,314	369,773
Total shareholders' deficit	(16,565)	(340,505)	(52,564)

Key Financial Metrics

        We monitor the following key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies:

	Year ended December 31,
	2014	2015
Other Consolidated Financial Data:
Gross margin(1)	17.1%	26.8%
Operating margin(2)	(16.2)%	(0.2)%
Net margin(3)	(27.8)%	(14.0)%

(1)
Gross profit as a percentage of net revenue.

(2)
Loss from operations as a percentage of net revenue.

(3)
Net loss as a percentage of net revenue.

        In evaluating our business, we consider and use the following measures, including certain non-GAAP measures, as supplemental measures to review and assess our operating performance:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands, except percentages)
Other Consolidated Financial Data:
Adjusted EBITDA(1)	54,261	190,360	29,386
Adjusted EBITDA margin(2)	11.6%	27.1%	27.1%

(1)
Adjusted EBITDA is defined as net income or net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, start-up costs, share-based compensation expenses, and gain on remeasurement of equity investment.

(2)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

Non-GAAP Measures

        Our management and board of directors use adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure of our core operating performance.

        We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

        We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted EBITDA in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year Ended December 31,
	2014	2015
	RMB	RMB	US$
	(in thousands)
Net loss	(129,999)	(98,584)	(15,219)
Net interest expenses	124,973	125,546	19,381
Income tax benefits	(4,583)	(11,983)	(1,850)
Depreciation and amortization	82,753	145,406	22,447
Accretion expenses for asset retirement costs	73	255	39
Start-up costs	16,217	25,659	3,961
Share-based compensation expenses	27,333	4,061	627
Gain on remeasurement of equity investment	(62,506)	—	—

Adjusted EBITDA	54,261	190,360	29,386

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial position and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including a unique and innovative managed cloud value proposition. We have a 15-year track record of consistent high quality service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of December 31, 2015, we had an aggregate net floor area of 37,869 sqm in service, 87.5% of which was committed, and an aggregate net floor area of 35,525 sqm under construction. According to 451 Research, we are the largest service provider in the high-performance carrier-neutral data center services market in China, with 19.7% market share as measured by area committed as of December 31, 2015.

        Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We operate our data centers to service our customers predominantly in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, the primary financial, commercial, industrial and communications hubs in each region of China. We have also established a presence in Hong Kong which we believe is another important market for our customers.

        We currently serve over 300 customers, including large Internet companies, a diverse community of approximately 140 financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. Within our customer base, we host a number of major cloud service providers, including Aliyun, the cloud computing unit of Alibaba, which is present in several of our data centers. Contracts with our large Internet customers typically have terms of three to six years, while contracts with our enterprise customers typically have terms of one to five years. We achieved an average retention rate of over 95% per annum among our Internet and financial institution customers for colocation services in our current data centers over the past two years.

        As of December 31, 2015, we operated six self-developed data centers with an aggregate net floor area of 28,865 sqm in service. We also operated capacity at fifteen third-party data centers with an aggregate net floor area of 9,004 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further six new self-developed data centers and one phase of an existing data center with an aggregate net floor area of 35,525 sqm under construction. In addition, we had an estimated aggregate developable net floor area in excess of 20,000 sqm held for future development.

        As part of our business strategy, we held a minority interest in EDC Holding, a data center provider, prior to June 30, 2014. On June 30, 2014, we acquired the remaining equity interest of EDC Holding and the results of operations of EDC Holding have been consolidated into our results of operations. Prior to the acquisition, EDC Holding's net revenue was primarily derived from GDS Holdings.

        We derive net revenue primarily from colocation services and, to a lesser extent, managed services, which includes managed hosting services and managed cloud services.

        Our net revenue grew from RMB468.3 million in 2014 to RMB703.6 million (US$108.6 million) in 2015, representing an increase of 50.2%. Over the same period, our adjusted EBITDA increased from RMB54.3 million to RMB190.4 million (US$29.4 million). Our net loss decreased from RMB130.0 million in 2014 to RMB98.6 million (US$15.2 million) in 2015.

Key Factors Affecting Our Results of Operations

        Our business and results of operations are generally affected by the development of China's data center services market. We have benefited from rapid growth in this market during recent years and any adverse changes in the data center services market in China may harm our business and results of operations. In addition, we believe that our results of operations are directly affected by the following key factors.

Ability to Source and Develop Data Centers

        Our revenue growth depends on our ability to source and develop additional data centers. As it typically takes a minimum of twelve to eighteen months to develop a data center together with racks and equipment installed, we must commit to development in advance of realizing a benefit from our investment. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from identified sites, to data centers under construction to available net floor areas in existing data centers. We expand our sourcing of new data center area by (1) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield sites or converting existing industrial buildings, (2) leasing existing data center capacity from third-party wholesale providers, and (3) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

        If we are unable to identify suitable land or facilities for new data centers or to do so at an acceptable cost to us or experience delays or increased costs during the data center design and construction development process, our ability to grow our revenue and improve our results of operations would be negatively affected. Additionally, if demand slows unexpectedly or we source and develop data centers too rapidly, the resulting overcapacity would adversely affect our results of operations.

Ability to Secure Commitments for Data Center Services from Our Customers and Minimize Move-in Periods

        Due to the lengthy time period required to build data centers and the long-term nature of these investments, if we overestimate market demand for data center resources, our utilization rates, which is the ratio of area utilized to area in service would be reduced, which would adversely affect our results of operations. Our revenue growth depends on our ability to secure commitments for our data center services. We focus on obtaining these commitments during the construction phase by entering into pre-commitment agreements with customers and endeavor to maximize total area committed. While providing flexibility to customers, we also aim to minimize move-in period so as to provide billable services and to start generating revenue. Accordingly, our results of operations are highly influenced by our ability to maintain a high utilization rate. Our total area committed increased from 20,985 sqm as of December 31, 2014 to 35,918 sqm as of December 31, 2015, while area utilized increased from 15,862 sqm to 22,365 sqm over the same period. Move-in periods, and minimum commitments over the move-in period, vary significantly from customer to customer. We strive to optimize our customer mix to achieve high commitment rates and utilization rates and a high proportion of long-term relationships.

Pricing Structure and Power Costs

        Our results of operations will be affected by our ability to operate our data centers efficiently in terms of power consumption. Our data centers require significant levels of power supply to support their operations. Depending on the contract, we agree with our customer to either charge them for actual power consumed or we factor it into a fixed price. The majority of our customers select pricing for a fixed amount over the contracts' service period. Accordingly, the customer's actual power usage during the life of the contract will affect its profitability to us. Optimal configuration of customers and power usage within each data center will affect our results of operations.

Utilization of Existing Capacity

        Our ability to maximize profitability depends on attaining high utilization of data center net floor area and power capacity. A substantial majority of our cost of revenue and operating expenses are fixed in nature. Such costs increase with each new data center and entail additional power commitment costs, depreciation from new property plant and equipment, rental costs on leased facilities, personnel costs and start-up costs. By adopting a modular development approach, we aim to optimize resource utilization and maximize capital efficiency to improve profitability.

Cost Structure Depending on Data Center Tenure and Location

        We hold our data centers through a mix of those that we own or lease. The leases typically range from three years for third-party data centers to twenty years for self-developed data centers, all with different renewal periods. The tenure of the leases and the periods during which the amount are fixed or capped under the leases will affect our cost structure in the future. In addition, if many of our data centers continue to be located close to central business districts, where rental costs are generally higher, our cost structure will also be affected.

Data Center Development and Financing Costs

        Our revenue growth depends on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. Such additional financing may not be available, may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to identify suitable land or facilities for new data centers or at a cost or terms acceptable to us.

Key Performance Indicators

        Our net revenue and results of operations are largely determined by the amount of data center area in service, the degree to which data center space is committed or pre-committed as well as its utilization. Accordingly, our management uses the following key performance indicators as measures to evaluate our performance:

  •
  Area in service:  the net floor area of data centers in service for which one or more modules have been equipped and fitted out ready for utilization by customers.

  •
  Area under construction:  the net floor area of data centers which are under construction and are not yet ready for service.

  •
  Area committed:  the net floor area of data centers in service for which agreements from customers remain in effect.

  •
  Area pre-committed:  the net floor area of data centers under construction for which agreements from customers remain in effect.

  •
  Total area committed:  the sum of area committed and area pre-committed.

  •
  Commitment rate:  the ratio of area committed to area in service.

  •
  Pre-commitment rate:  the ratio of area pre-committed to area under construction.

  •
  Area utilized:  the net floor area of data centers in service that is also revenue generating pursuant to customer agreements in effect.

  •
  Utilization rate:  the ratio of area utilized to area in service.

        The following table sets forth our key performance indicators as of December 31, 2014 and 2015.

	As of December 31,
(Sqm, %)	2014	2015
Area in service	27,512	37,869
Area under construction	10,056	35,525
Area committed	20,985	33,140
Area pre-committed	0	2,778 (1)
Total area committed	20,985	35,918
Commitment rate	76.3%	87.5%
Pre-commitment rate	0%	7.8%
Area utilized	15,862	22,365
Utilization rate	57.7%	59.1%

(1)
Relates to data center area for which we have entered into a letter of intent with one of our customers.

Description of Selected Statement of Operations Items

        The following table sets forth our net revenue, cost of revenue and gross profit, both in an absolute amount and as a percentage of net revenue, for the periods indicated.

	Year Ended December 31,
	2014		2015
	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Net revenue
Service revenue	450,940	96.3	653,591	100,897	92.9
IT equipment sales	17,397	3.7	50,045	7,726	7.1

Total	468,337	100.0	703,636	108,623	100.0

Cost of revenue	(388,171)	(82.9)	(514,997)	(79,502)	(73.2)

Gross profit	80,166	17.1	188,639	29,121	26.8

Net Revenue

        We derive net revenue primarily from colocation services and, to a lesser extent, managed services, including managed hosting services and managed cloud services. In addition, from time to time, we also sell IT equipment on a stand-alone basis or bundled in a managed hosting service contract arrangement to customers and provide consulting services. Substantially all of our service revenue is recognized on a recurring basis.

        Our colocation services primarily comprise the provision of space, power and cooling to our customers for housing servers and related IT equipment. Our customers have several choices for hosting their networking, server and storage equipment. They can place the equipment in a shared or private space that can be customized to their requirements. We offer power options customized to a customer's individual power requirement. Colocation services are provided to customers for a fixed amount over the contract service period. Revenue from colocation services is recognized ratably over the term of the contractual service period.

        Our managed services include managed hosting services and managed cloud services. Our managed hosting services offering comprises a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services include technical services, network management services, data storage services, system security services, database services and server middleware services. The majority of our managed hosting services revenue is provided to customers for a fixed amount over the contract service period and billed on a monthly or quarterly basis. Revenue from managed hosting services is recognized ratably over the term of the contractual service period. Our managed cloud services deliver virtual computing and storage services to customers. We also offer solutions to assist our customers in managing their hybrid clouds.

        We are subject to VAT at a rate of 6% on the IDC services we provide less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

        We consider our customer to be the end user of our data center services. We may enter into contracts directly with the end user customer or through an intermediate contracting party. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had one end user customer that generated 26.8% of our total net revenue in 2014 and two end user customers that generated 20.1% and 10.3% of our total net revenue, respectively, in 2015. No other end user customer accounted for 10% or more of our total net revenue during those years. We expect our total net revenue will continue to be highly dependent on a limited number of end user customers who account for a large percentage of our total area committed. As of December 31, 2015, we had two end user customers who accounted for 40.8% and 15.9%, respectively, of our total area committed. No other end user customer accounted for 10% or more of the total area committed.

Cost of Revenue

        Our cost of revenue consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and others. Utility costs refer primarily to the cost of power needed to carry out our data center services. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as assets acquired under capital leases, leasehold improvements to data centers and other long-lived assets. Rental costs relate to the data center space we lease and use in providing services to our customers. Labor costs refer to compensation and benefit expenses for our engineering and operations personnel. These costs are largely fixed costs other than utility costs, for which there is a portion that varies proportionally to each customer's power and utility consumption and a fixed portion consisting of a monthly power commitment fee. When a new data center comes into service, we mainly incur a level of fixed utility costs that are not directly correlated with net revenue.

        We expect that our cost of revenue will continue to increase as our business expands and we expect that utility costs, depreciation and amortization and rental costs will continue to comprise the largest portion of our cost of revenue. In addition, in any given period, the increase in our cost of revenue may also outpace the growth of our net revenue depending on the timing of the development of our data centers, our ability to secure customer contracts and the utilization rate of our data centers during the period. While we strive to both secure customer commitments to our data center services so that the most data center space will be utilized as possible and also to minimize the time as to when our data center area becomes operational and the customer occupies that area, these timing differences may result in fluctuation of our cost of revenue as a percentage of our net revenue between periods.

Operating Expenses

        Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following sets forth our selling and marketing expenses, general and administrative expenses and research and development expenses, both in an absolute amount and as a percentage of net revenue, for the periods indicated.

	Year Ended December 31,
	2014		2015
	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Selling and marketing expenses	40,556	8.7	57,588	8,890	8.2
General and administrative expenses	113,711	24.3	128,714	19,870	18.3
Research and development expenses	1,597	0.3	3,554	549	0.5

Total operating expenses	155,864	33.3	189,856	29,309	27.0

Selling and Marketing Expenses

        Our selling and marketing expenses consist primarily of compensation, including share-based compensation, and benefit expenses for our selling and marketing personnel, business development and promotion expenses and office and traveling expenses. As our business grows, we intend to increase the headcount of our selling and marketing staff and to continue to pursue aggressive branding and marketing campaigns and, as a result, our sales and marketing expenses are expected to increase.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of compensation, including share-based compensation, and benefit expenses for management and administrative personnel, start-up costs incurred prior to the operation of new data centers, depreciation and amortization, office and traveling expenses, professional fees and other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Start-up costs associated with opening new facilities primarily consist of rental costs incurred prior to the operation of the new data centers. Professional fees relate primarily to audit and legal expenses. We expect our general and administrative expenses to increase as we continue to increase our staff and office space as our business grows.

        In addition, upon becoming a public company, we will incur significant legal, accounting and other expenses that we have not incurred thus far as a private company, including costs associated with public company reporting requirements. We will also incur costs in order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations implemented by the SEC and [NYSE/NASDAQ]. Although we are unable to estimate these costs with any degree of certainty, we expect that such compliance, together with the growth and expansion of our business, will cause our general and administrative expenses to increase.

Research and Development Expenses

        Research and development expenses consist primarily of compensation and benefit expenses for our research and development personnel.

Share-Based Compensation

        The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the periods indicated.

	Year Ended December 31,
	2014		2015
	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except for percentages)
Cost of revenue	2,851	0.6	484	75	0.1
Selling and marketing	1,957	0.4	325	50	0.0
General and administrative	22,525	4.8	3,252	502	0.5

Total share-based compensation expenses	27,333	5.8	4,061	627	0.6

        We incurred higher share-based compensation expenses in 2014 as compared to 2015 which was due to the granting of vested shares in 2014 in compensation for past services. We expect to continue to grant share options, restricted shares and other share-based awards under our share incentive plan and incur further share-based compensation expenses in future periods.

        See "—Critical Accounting Policies—Share-based Compensation" in this section for a description of what we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands and conduct substantially all of our business through our PRC subsidiaries in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

        Under the current laws of BVI, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no BVI withholding tax will be imposed.

Hong Kong

        Our subsidiaries in Hong Kong are subject to the Hong Kong Profits Tax rate of 16.5%.

PRC

        Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income."

Critical Accounting Policies

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

        We recognize revenue when delivery of the service or product has occurred, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

        These criteria as they relate to each of the following major revenue generating activities are described below.

        We derive revenue primarily from the delivery of (i) colocation services; (ii) managed hosting services and; (iii) managed cloud services. The remainder of our revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed hosting service contract arrangement and consulting services.

        Colocation services are services where we provide space, power and cooling to customers for housing and operating their IT system equipment in our data centers. Colocation services are provided to customers for a fixed consideration amount over the contract service period, ranging from one to six years. Revenue from colocation services is recognized on a straight line basis over the term of the contract. We have determined that our performance pattern to be straight line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

        Managed hosting services are services where we provide outsourced services to manage the customers' data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution for a fixed amount over the contract service period ranging from one to six years. Revenue from managed hosting services is recognized on a straight line basis over the term of the contract. We have determined that its performance pattern to be straight line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

        In certain colocation and managed hosting service contracts, we agree to charge the customer for actual power consumed. We record the chargeable power consumption as service revenue in the consolidated statements of operations.

        Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. We generally bill the customer in equal instalments on a monthly or quarterly basis.

        Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

        Managed cloud services are services where we deliver virtual storage and computing services to customers. Managed cloud services are provided to customers for a fixed amount over the subscription period, ranging from one to three years. Revenue from managed cloud services is recognized ratably over the subscription period once all requirements for recognition have been met, including provisioning the service so that it is available to the customers.

        The sale of IT equipment is recognized when delivery has occurred and the customer accepts the equipment and we have no performance obligation after the delivery.

        In certain managed hosting service contracts, we sell and deliver IT equipment such as servers and computer terminals prior to the delivery of the services. Since the delivered item has value to the customer on a standalone basis and there is no general right of return for the equipment, the equipment is considered a separate unit of accounting. Accordingly, the contract consideration is allocated to the equipment and the managed hosting services based on their relative standalone selling prices. The consideration allocated to the delivered equipment is not contingent on the delivery of the services or meeting other specified performance conditions. That is, payment on the equipment is due upon the delivery of the equipment and is not contingent upon the delivery of the undelivered services.

        Consulting services are provided to customers for a fixed consideration amount over the service period, usually less than one year. Our consulting contracts do not specify any interim milestones (other than for payment based on passage of time), or deliverables. We recognize revenue from consulting services using the proportional performance method based on the pattern of service provided to the customers.

        Sales taxes collected from customers and remitted to governmental authorities are excluded from net revenue in the consolidated statements of operations.

Leases

        Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property's estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. We record a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

        Rental costs on operating leases are charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term.

        Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for our intended use are recognized as rental expenses and are not capitalized.

Goodwill

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition of EDC Holding that are not individually identified and separately recognized.

        Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

        We have the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. We perform our annual impairment review of goodwill at December 31 of each year.

Impairment of Long-Lived Assets

        Long-lived assets, such as property and equipment, intangible assets subject to amortization and prepaid land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Share-based Compensation

        We adopted our equity incentive plan in July 2014, or the 2014 Plan, for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares that may be issued under the 2014 Plan is 29,240,000 ordinary shares.

Options to Director, Officers and Employees

        In July 2014, we granted 12,394,753 share options to employees, officers and directors at an exercise price of US$0.7792 per option. The options have a contractual term of five to six years.

        The options vest in accordance with the vesting schedules set out in the respective share option agreements as follows: (i) 63% on the date of grant, 1/48 each month thereafter; (ii) 71% on the date of grant, 1/48 each month thereafter; (iii) 75% on the date of grant, 1/48 each month thereafter; or (iv) 95% on the date of grant, 1/40 each month thereafter.

Options to Non-employee Consultants

        In July 2014, we granted the following share options to external consultants at an exercise price of US$0.7792 per option. The options have a contractual term of five years.

        The services performed or to be performed by these external consultants include marketing, technical consultancy, manage telecommunication relationships, strategic, business, operation, and financial planning services.

  •
  4,158,315 share options to a group of external consultants. Such options vested immediately on the date of grant for services performed and completed by the consultants.

  •
  1,275,000 share options to a consultant. 75% of the options (or 956,250 options) vested immediately on the date of grant for services performed and completed while the remaining 318,750 options vest monthly thereafter in eleven equal monthly instalments for future ongoing services. As of December 31, 2014, 185,938 options remained unvested. As of December 31, 2015, all options were vested.

  •
  400,000 share options to a group of external consultants for future services upon a qualified initial public offering, or QIPO. 1/3 of the options vest upon the completion of a QIPO, 1/3 vest upon the 2nd anniversary of a QIPO and 1/3 vest upon the third anniversary of a QIPO. As of December 31, 2014 and 2015, 400,000 options remained unvested.

        In January 2015, we granted 1,000,000 share options to an external consultant at an exercise price of US$0.7792 per option. The options vest every six months in six equal instalments for future ongoing services. The options have a contractual term of five years. As of December 31, 2015, 666,667 options remained unvested.

        These consulting service contracts do not contain a performance commitment. Options to non-employees are forfeitable if not vested. We determined that these non-employee options are considered indexed to our own stock and would be equity-classified.

        Options that are forfeitable and vest upon the non-employee providing future services are measured at the fair value of the date the performance is completed, which generally coincides with the date on which the options vest and are no longer forfeitable. Such options are treated as unissued for accounting purposes until the future services are performed by the non-employees and received by us (that is, the options are not considered issued until they vest). During reporting periods prior to completion of performance, we measure the cost of the services based on the fair value of the share options at each reporting date using the valuation model applied in previous periods. The portion of the services that the non-employee has rendered is applied to the current measure of fair value to determine the cost to recognize. Changes in our share price from the grant date to the vesting date result in adjustments to the reported costs of services in each period until performance is completed.

        A summary of the share option activities is as follows:

Number of options
Options outstanding at January 1, 2014	—
Granted	17,642,130
Forfeited	(178,923)

Options outstanding at December 31, 2014	17,463,207
Granted	519,271
Forfeited	(788,944)

Options outstanding at December 31, 2015	17,193,534

        As of December 31, 2015, 1,066,667 forfeitable and unvested non-employee options, respectively, were treated as unissued for accounting purposes and were not included in the table above.

        We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant up to January 2015 is estimated on the date of grant with the following assumptions.

Grant date:	July 2014	January 2015
Risk-free rate of return	2.25%	2.27%
Volatility	31.40%	29.80%
Expected dividend yield	—	—
Exercise multiple	2.20	2.20
Fair value of underlying ordinary share	US$0.8800	US$0.9000
Expected term	5-6 years	5 years
Discount for lack of marketability	10.00%	10.00%
Discount rate	13.00%	11.40%

        Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value per Ordinary Shares		Discount for Lack of Marketability	Discount Rate	Purpose of Valuation
	(RMB)	(US$)
July, 2014	5.4600	0.8800	10%	13.0%	Share options grant
January, 2015	5.8300	0.9000	10%	11.4%	Share options grant

        In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow, or DCF, analysis based on our projected cash flow using management's best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Weighted average cost of capital, or WACC:  WACCs of 13.0% and 11.4% were used for dates as of July 2014 and January, 2015, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

  •
  Comparable companies:  In deriving the WACCs, which are used as the discount rates under the income approach, ten publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) operate data centers or providing Internet data center services and (ii) China-based companies that are publicly listed in the United States or United States based and publicly listed companies.

  •
  Discount for lack of marketability, or DLOM:  DLOM was quantified by the binominal option pricing model. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained 10% in the period from 2014 to 2015.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our net revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from July 2014 to January 2015. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that the legal entities organized outside the PRC should be treated as residents for Enterprise Income Tax Law purposes. If the PRC tax authorities subsequently determine that we and our subsidiaries registered outside the PRC are deemed resident enterprises, we and our subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

        If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The PRC Corporate Income Tax, or CIT-law, and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2014 and 2015, as we plan to permanently reinvest these earnings in the PRC. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax" and "—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2014 and 2015. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2014		2015
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	468,337	100.0	703,636	108,623	100.0
Cost of revenue	(388,171)	(82.9)	(514,997)	(79,502)	(73.2)

Gross profit	80,166	17.1	188,639	29,121	26.8
Operating expenses
Selling and marketing expenses	(40,556)	(8.7)	(57,588)	(8,890)	(8.2)
General and administrative expenses	(113,711)	(24.3)	(128,714)	(19,870)	(18.3)
Research and development expenses	(1,597)	(0.3)	(3,554)	(549)	(0.5)

Loss from operations	(75,698)	(16.2)	(1,217)	(188)	(0.2)
Other income (expenses)
Net interest expense	(124,973)	(26.6)	(125,546)	(19,381)	(17.9)
Foreign currency exchange (loss) gain, net	(875)	(0.2)	11,107	1,715	1.6
Government grants	4,870	1.0	3,915	604	0.6
Gain on remeasurement of equity investment	62,506	13.4	—	—	—
Others, net	(412)	(0.1)	1,174	181	0.2

Loss before income taxes	(134,582)	(28.7)	(110,567)	(17,069)	(15.7)
Income tax benefits	4,583	0.9	11,983	1,850	1.7

Net loss	(129,999)	(27.8)	(98,584)	(15,219)	(14.0)

Effect of Acquisition of EDC Holding Limited

        On June 30, 2014, we acquired EDC Holding from its shareholders whereby we issued shares to EDC Holding's shareholders in exchange for their shares in EDC Holding. Pursuant to the terms of the agreement, we issued 199,163,164 shares in exchange for approximately 93% of the shares in EDC Holding which we did not already own. Since the date of the acquisition, EDC Holding has been our wholly-owned subsidiary and has been consolidated with our results of operations. Prior to the acquisition and for the period from January 1, 2014 to June 30, 2014, EDC Holding had a net revenue of RMB67.3 million (including net revenue derived from GDS Holdings of RMB55.9 million), incurred operating expenses of RMB28.2 million and interest expenses of RMB29.9 million, which is not included in our results of operations for the year ended December 31, 2014. EDC Holding had a net revenue of RMB17.9 million (excluding net revenue from GDS Holdings which is eliminated upon consolidation), incurred operating expenses of RMB39.7 million and interest expenses of RMB34.1 million for the period from July 1, 2014 to December 31, 2014, which is included in our results of operations for the year ended December 31, 2014.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

        Our net revenue increased by 50.2% to RMB703.6 million (US$108.6 million) in 2015 from RMB468.3 million in 2014. This increase was due to increases in both service revenue and IT equipment sales. Service revenue increased by RMB202.7 million (US$31.3 million) due to (i) an increase in area utilized from 15,862 sqm to 22,365 sqm from December 31, 2014 to December 31, 2015 as customers with commitments physically moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period and (iii) the commencement of operations of one of our Shanghai and one of our Beijing data center facilities that we designate as SH2 and BJ1. IT equipment sales increased by RMB32.6 million (US$5.0 million) because of sales of equipment to new customers in 2015.

Cost of Revenue

        Our cost of revenue increased by 32.7% to RMB515.0 million (US$79.5 million) in 2015 from RMB388.2 million in 2014. This increase was primarily due to an increase of 22.9% in utility costs to RMB140.0 million (US$21.5 million) from RMB113.6 million in 2014, and an increase of 84.6% in depreciation and amortization costs to RMB131.1 million (US$20.2 million) in 2015 from RMB71.0 million in 2014. Increases in both utility costs and depreciation and amortization costs are largely a result of increase in new data center facilities. In addition, the increase in cost of revenue was due to (1) an increase of RMB11.7 million (US$1.8 million) for the cost of equipment sold in 2015 and (2) an increase in personnel costs of RMB15.0 million (US$2.3 million) in connection with more data centers coming into service in 2015. Cost of revenue as percentage of net revenue decreased to 73.2% in 2015 from 82.9% in 2014. This decrease was primarily due to improved economies of scale and operating leverage arising from a higher utilization rate.

Operating Expenses

        Our operating expenses increased by 21.8% to RMB189.9 million (US$29.3 million) in 2015 from RMB155.9 million in 2014. This increase was primarily due to increases in selling and marketing expenses. Our operating expenses as a percentage of our net revenue decreased to 27.0% in 2015 from 33.3% in 2014.

        Selling and Marketing Expenses.    Our selling and marketing expenses increased 42.0% to RMB57.6 million (US$8.9 million) in 2015 from RMB40.6 million in 2014. This increase was primarily attributable to increased sales and marketing costs mainly due to increased personnel costs for bonuses paid for successful sales and the hiring of two senior sales personnel. Our selling and marketing expenses as a percentage of net revenue decreased slightly to 8.2% in 2015 from 8.7% in 2014.

        General and Administrative Expenses.    Our general and administrative expenses increased by 13.2% to RMB128.7 million (US$19.9 million) in 2015 from RMB113.7 million in 2014. This increase was primarily a result of increased personnel costs of RMB6.6 million (US$1.0 million), start-up costs of RMB9.5 million (US$1.5 million) incurred prior to the commencement of operation of new data centers, and during the development of a new data center, as well as depreciation and amortization of office-related property and equipment, office, travel and miscellaneous expenses associated with the continued growth of our operations of RMB18.2 million (US$2.8 million). The increase in general and administrative expenses were partially offset by a decrease of RMB19.3 million (US$3.0 million) in share-based compensation expenses related to our 2014 Plan, which was due to the grant of vested shares in 2014 in compensation for past services. Our general and administrative expenses as a percentage of net revenue decreased to 18.3% in 2015 from 24.3% in 2014, which was primarily due to higher share-based compensation expenses in 2014.

        Research and Development Expenses.    Our research and development expenses increased by 122.5% to RMB3.6 million (US$0.5 million) in 2015 from RMB1.6 million in 2014. This increase was primarily a result of increased payroll and related personnel costs. Our research and development expenses as a percentage of net revenue increased slightly to 0.5% in 2015 from 0.3% in 2014.

Other income (expenses)

        Interest Income.    Our interest income decreased by 80.5% to RMB1.4 million (US$0.2 million) in 2015 from RMB6.9 million in 2014. The decrease was primarily a result of a lower average cash balance in 2015 as compared with 2014.

        Interest Expenses.    Our interest expenses decreased by 3.8% to RMB126.9 million (US$19.6 million) in 2015 from RMB131.9 million in 2014. In 2014, interest expenses included a charge of RMB34.1 million related to the debt discount of our bonds due June 10, 2015 issued to an investor. Excluding this charge, our interest expenses incurred increased from RMB97.8 million in 2014 to RMB126.9 million as a result of an increase in our bank borrowings and capital lease obligations.

        Foreign currency exchange (loss) gain, net.    Changes in currency rates resulted in a gain of RMB11.1 million (US$1.7 million) in 2015 as compare to a loss of RMB0.9 million in 2014, primarily due to the appreciation of the U.S. dollar relative to Renminbi in 2015.

        Government grants.    Income from government grants decreased by 19.6% to RMB3.9 million (US$0.6 million) in 2015 from RMB4.9 million in 2014.

        Gain on remeasurement of equity investment.    Gain on remeasurement of equity investment was nil in 2015 and RMB62.5 million in 2014, reflecting the gain arising from the remeasurement of our pre-acquisition equity interests in EDC Holding to fair value.

        Income tax benefits.    Income tax benefits increased to RMB12.0 million (US$1.9 million) in 2015 from RMB4.6 million in 2014. This increase was primarily due to a decrease in the valuation allowance on deferred tax asset provided in 2015 compared to 2014.

        Net Loss.    As a result of the foregoing, net loss decreased to RMB98.6 million (US$15.2 million) in 2015 from RMB130.0 million in 2014.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash flow from short- and long-term borrowings, including borrowings from related parties, and issuance of equity securities and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. We have also historically financed capital expenditures through capital leases. As of December 31, 2015, we had cash of approximately RMB924.5 million (US$142.7 million). In addition, as of December 31, 2015, we also had short-term borrowings and current portion of long-term borrowings and long-term borrowings (excluding current portion) of RMB428.2 million (US$66.1 million) and RMB958.3 million (US$147.9 million), respectively.

        Based on our current level of operations and available cash, we believe our available cash, cash flows from operations, committed funding from the issuance of convertible bonds due 2019 will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

        As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries, any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries' ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements" and "—Statutory Reserves."

        The following table sets forth a summary of our cash flow for the periods indicated.

	For the Year Ended December 31,
	2014	2015
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	27,937	(80,298)	(12,396)
Net cash used in investing activities	(523,749)	(731,905)	(112,987)
Net cash provided by financing activities	1,056,287	1,127,685	174,085
Effect of exchange rate changes on cash	(2,328)	2,258	349
Net increase in cash	558,147	317,740	49,051
Cash at beginning of year	48,611	606,758	93,667
Cash at end of year	606,758	924,498	142,718

Operating Activities

        Cash flow used in operating activities was RMB80.3 million (US$12.4 million) in 2015 compared to cash provided by operating activities of RMB27.9 million in 2014.

        Cash flow used in operating activities was RMB80.3 million (US$12.4 million) in 2015 and primarily consisted of cash operating income of RMB40.3 million (US$6.2 million), offset by an increase of accounts receivable of RMB37.6 million (US$5.8 million), an increase of VAT recoverable of RMB41.4 million (US$6.4 million), an increase in prepaid expense of RMB15.0 million (US$2.3 million), an increase in other current assets of RMB12.3 million (US$1.9 million), and an increase in non-current assets of RMB22.8 million (US$3.5 million).

        Cash operating income is defined as net income or net loss excluding amortization of debt issuance cost and debt discount, depreciation and amortization, net gain on disposal of property and equipment, share-based compensation expense, gain on remeasurement of equity investment, allowance for doubtful accounts and deferred tax benefits.

        Cash flow provided by operating activities was RMB27.9 million in 2014 and primarily consisted of negative cash operating income of RMB51.5 million coupled with an increase of accounts receivable of RMB11.9 million and an increase of VAT recoverable of RMB16.2 million, offset by a decrease in other current assets of RMB81.3 million, primarily due to the receipt of services from EDC Holding amounting to RMB59.2 million prior to the date of our acquisition of EDC Holding.

Investing Activities

        Cash flow used in investing activities was RMB731.9 million (US$113.0 million) in 2015, compared to RMB523.7 million in 2014.

        Net cash used in investing activities was RMB731.9 million (US$113.0 million) in 2015, which was primarily due to payments for purchase of property and equipment of RMB733.0 million (US$113.2 million) in the development of our data centers, partially offset by the release of restricted cash related to purchase of property and equipment of RMB1.0 million (US$0.2 million).

        Net cash used in investing activities was RMB523.7 million in 2014 and was due primarily to payments for purchase of property and equipment of RMB248.3 million, loans of RMB307.0 million loan made to EDC Holding prior to the acquisition, payments for an acquisition made by EDC Holding of RMB13.6 million, offset by cash received from the acquisition of EDC Holding of RMB41.0 million and the release of restricted cash related to purchase of property and equipment of RMB4.1 million.

Financing Activities

        Net cash provided by financing activities was RMB1,127.7 million (US$174.1 million) in 2015, compared to RMB1,056.3 million in 2014.

        Net cash provided by financing activities was RMB1,127.7 million (US$174.1 million) in 2015, which was primarily due to proceeds from short-term borrowing of RMB333.0 million (US$51.4 million), proceeds from long-term borrowing of RMB584.5 million (US$90.2 million), proceeds from issuance of bonds payable of RMB649.0 million (US$100.2 million) and proceeds from a related party loan of RMB64.9 million (US$10.0 million), which was partially offset by repayment of short-term borrowings of RMB289.0 million (US$44.6 million), repayment of long-term borrowings of RMB137.7 million (US$21.3 million), payment of issuance cost of borrowing of RMB24.3 million (US$3.8 million), repayment of bonds payable of RMB14.3 million (US$2.2 million) and repurchase of redeemable preferred shares of RMB23.3 million (US$3.6 million) and payment under capital lease obligations of RMB17.9 million (US$2.8 million).

        Net cash provided by financing activities was RMB1,056.3 million in 2014, which was primarily due to proceeds from short-term borrowing of RMB298.3 million, proceeds from long-term borrowing of RMB200.0 million and proceeds from bonds payable of RMB115.0 million and proceeds from the issuance of redeemable preferred shares of RMB1,521.3 million, which was partially offset by repayment of short-term borrowings of RMB357.3 million, repayment of long-term borrowings of RMB115.9 million, payments of issuance costs of redeemable preferred shares of RMB20.1 million, repurchase of ordinary shares of RMB119.7 million, repurchase of redeemable preferred shares of RMB455.4 million and payment under capital lease obligations of RMB9.1 million.

Statutory Reserves

        Under applicable PRC laws and regulations, foreign-invested enterprises in China are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. Pursuant to such laws and regulations, we may pay dividends only out of our after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Further, we are required to allocate at least 10% of our after-tax profits to fund the general reserve until such reserve has reached 50% of our registered capital. In addition, we may also set aside, at our or our Board's discretion, a portion of our after-tax profits to fund the employee welfare and bonus fund. These reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

        As of December 31, 2014 and 2015, we had nil and nil, respectively, in our statutory reserves.

Capital Expenditures

        We had capital expenditures of RMB248.3 million and RMB733.0 million (US$113.2 million) in 2014 and 2015, respectively. Our capital expenditures were primarily for the purchase of equipment as well as land use rights and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities. In 2016 and 2017, we expect to incur further capital expenditure in connection with the development of data centers under construction and data center resources held for future development that move into the construction phase.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands of RMB)
Short-term borrowings and interests(1)	343,365	343,365	—	—	—
Long-term borrowings and interests(1)	1,355,864	194,217	633,375	460,401	67,871
Convertible bonds and interests(2)	908,924	32,468	64,936	811,520	—
Capital lease obligations(3)	812,967	51,591	124,957	241,168	395,251
Operating lease commitments(3)	875,819	111,389	166,676	116,300	481,454
Lease commitment but not commenced(4)	1,189,954	8,565	74,901	106,188	1,000,300
Capital commitments(5)	272,958	160,448	112,510	—	—

Total	5,759,851	902,043	1,177,355	1,735,577	1,944,876

(1)
The interests are calculated using the effective interest rate as of December 31, 2015 for each loan.

(2)
Includes cash interest and assumes through 2019 no conversion into ordinary shares of our convertible bonds due 2019.

(3)
Represent minimum lease payments.

(4)
Lease commitment but not commenced represents the total minimum lease payments of those properties for which the leases commence in 2016 or upon the completion of the construction of the properties.

(5)
Capital commitments primarily consist of purchases of equipment and maintenance services.

Long-term borrowings

        Certain of our long-term borrowings contain financial covenants. An outstanding loan of RMB7.3 million and RMB2.8 million (US$0.4 million) as of December 31, 2014 and 2015, respectively, borrowed by a subsidiary of ours contains a financial covenant that requires the subsidiary to keep a minimum cash of RMB1.3 million (US$0.2 million) at the bank at all times. The loan agreement also requires that both the subsidiary and we, as a guarantor, maintain minimum quarterly revenues thresholds as specified in the loan agreement. As of December 31, 2014 and 2015, we were in compliance with such covenants.

        A subsidiary of ours borrowed an outstanding entrust loan of RMB200.0 million and RMB199.8 million (US$30.8 million) as of December 31, 2014 and 2015, respectively, through a third party bank that contains financial covenants. The covenants require that the subsidiary's outstanding loans (exclusive of this entrust loan and any other entrust loans) should be within a range of RMB130.0 million (US$20.1 million) and RMB240.0 million (US$37.0 million), or the borrowing range, and the total pledged assets cannot exceed RMB20.0 million (US$3.1 million). On March 31, 2015, the subsidiary's outstanding loans exceeded RMB240.0 million (US$37.0 million) and total pledged assets exceeded RMB20.0 million (US$3.1 million). On June 10, 2015, the subsidiary obtained a waiver letter from the creditor that waived the covenant violations. The creditor and the subsidiary also agreed to revise the acceptable outstanding borrowings in a range of RMB130.0 million (US$20.1 million) and RMB360.0 million (US$55.6 million). As of December 31, 2014 and 2015, we were in compliance with such covenants.

        As of December 31, 2015, we had total working capital and project financing credit facility of RMB1,628.5 million (US$251.4 million) from various banks, of which the unused amount was RMB279.0 million (US$43.1 million). The withdrawal from the credit facility is at the discretion of the banks and is subject to the terms and conditions of each agreement.

Convertible Bonds

        On December 30, 2015 and January 29, 2016, we issued and sold convertible and redeemable bonds due 2019 in an initial aggregate principal amount of US$150.0 million, which bonds were subscribed by Ping An Insurance and STT GDC, as to US$100.0 million and US$50.0 million, respectively. We may, at our option, require STT GDC to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, Ping An Insurance to subscribe for an additional amount as to US$50.0 million, at any time until September 30, 2016. Under the terms of the bonds, Ping An Insurance is entitled to appoint one observer to attend meetings of our board of directors.

        The bonds are repayable four years from the date of issue, or i.e. on December 30, 2019, and may be converted at a set conversion price of US$1.68 per share (subject to adjustments arising from any share consolidation, sub-division or distributions by way of shares) at any time between the date on which this offering is completed and December 30, 2019. Any share issued pursuant to the conversion of these bonds by a holder who is not our existing shareholder so converted within twelve months after the closing of this offering will be subject to a lock-up period expiring on the first anniversary of this offering's closing date. We also may mandate each of Ping An Insurance and STT GDC to convert their bonds into shares if the average per-ordinary-share-equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68. The bonds bear two types of interest on the principal amount, (i) interest payable in cash semi-annually at a rate of 5% per annum, and (ii) interest accruing semi-annually at a rate of 5% per annum. Such accrued interest is (i) in the case of redeemed bonds, either payable in cash on December 30, 2019 upon redemption of the bonds, or and (ii) in the case of converted bonds, capitalized and paid in shares upon conversion of the bonds. As security for the bonds, we pledged our entire equity interest in the registered capital of EDC China Holdings Limited, a limited company incorporated in Hong Kong, which is wholly owned by EDC Holding.

Beijing and Shenzhen Loan Facilities

        On September 17, 2015, our subsidiary Shenzhen Yungang EDC Technology Co., Ltd., entered into a term loan facility agreement with United Overseas Bank (China) Limited, Shenzhen Branch and Credit Agricole Corporate and Investment Bank (China) Limited for a principal amount of RMB430.0 million (US$66.4 million) for the subsidiary's Shenzhen data centers SZ1 and SZ2 and respectively, and an amendment agreement dated March 4, 2016 to extend an addition term loan facility with principal loan amount of RMB100.0 million (US$15.4 million) for financing the borrower's Shenzhen data center SZ3. The interest rate agreed under the term loan facility agreements is 1.2x or 1.3x of PBOC's base rate for loans, as applicable, with a tenor of five years from respective facility utilization date, which is to be no later than September 18, 2020. The securities for the loan include, among others, guarantee from ultimate parent company of borrower, GDS Holdings Limited, corporate guarantee provided by GDS Beijing, pledge of all equity interests of the borrower, all the issued shares of EDS (HK) Limited and the receivables under the service contracts with customers with respect to our Shenzhen data centers SZ1, SZ2 and SZ3, mortgage of all movable assets of the borrower and assignment of all insurance interests over such mortgaged assets, assignment of the borrower's rights under the building lease of Shenzhen data centers SZ1, SZ2 and SZ3, among other terms.

        October 28, 2015, our subsidiary Beijing Hengpu'an Data Technology Development Co., Ltd. entered into a term loan facility agreement with United Overseas Bank Limited for a principal amount of RMB120.0 million (US$18.5 million) for financing borrower's Beijing data center phase 2. The interest rate agreed under said term loan facility agreement is a fixed rate of 6.5625% per annum or 1.25x of PBOC's base rate (as applicable based on the tranches of facilities utilized under the agreement) with a tenor of five years from the first utilization date of said facility (which, however, is to be no later than December 21, 2020). The securities for the loan include, among others, guarantee from ultimate parent, GDS Holdings Limited, corporate guarantee provided by GDS Beijing, pledge of all the equity interests of the borrower, all the issued shares of EDB II (HK) Limited and the receivables under the service contracts with customers under Beijing data center phase 1, BJ1, mortgage of all movable assets of the borrowers and assignment of all insurance interests over such mortgaged assets, assignment of the borrower's rights under the building lease of Beijing data center phase 1, BJ1, among other terms.

        The terms of the loans of Shenzhen Yungang EDC Technology Co., Ltd. and Beijing Hengpu'an Data Technology Development Co., Ltd., limited capital expenditures that can be incurred for the construction of the data centers. As of the date of this prospectus, our outstanding long-term loans under the facilities amounted to RMB483.9 million (US$74.7 million). The loans are required to be repaid in full prior to the maturity date in the event (i) ST Telemedia, the parent company of STT GDC, ceases to own and control, directly or indirectly, at least 40% of our equity interest prior to an initial public offering or 30% of our equity interest after an IPO, or ceases to be our single largest shareholder, (ii) we cease to own and control, directly or indirectly, 100% of the borrowing subsidiaries, or (iii) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreements. The loan facilities include a cross-default provision which would be triggered if we fail to repay any financial indebtedness of RMB30.0 million or more when due or within any originally applicable grace period. In addition, under the terms of the loans, upon the completion of our initial public offering, we are required to repay RMB116.5 million (US$18.0 million) of the outstanding loan principal amount based on the principal amount outstanding as at the date of this prospectus.

  Off-Balance Sheet Commitments and Arrangements

        Other than the obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings, bonds payable and capital lease obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates

Foreign Exchange Risk

        All of our revenue and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option, based on the initial offering price of US$            per ordinary share. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation or depreciation of the Renminbi against the U.S. dollar, from a rate of RMB            to US$1.00 to a rate of RMB            to US$1.00 or RMB            to US$1.00, respectively, will result in a decrease or increase, respectively, of RMB             million of the net proceeds from this offering.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, December 2014 and December 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

INDUSTRY OVERVIEW

Introduction

        A data center is a specialized facility designed to house server, storage and networking equipment which is used to deliver mission-critical business applications, data and content. Data centers are strategically located near significant power and network resources to support the computing equipment it houses. Due to the mission-critical nature of the customer equipment it houses, a data center must maintain continuous operations, monitoring and a high level of security. This continuity is achieved using redundant power infrastructure (batteries and generators), specialized cooling equipment (computer room air-conditioning units), environmental control systems and security systems. These critical infrastructure and systems components require significant investment and contribute to the high capital requirement associated with building a data center.

        Data centers can be owned and operated in-house by companies or can be outsourced to third-party colocation providers. Companies may choose to own their data center infrastructure for a wide range of reasons such as regulatory considerations, IT being core competency, or an ability to achieve cost efficiency. Companies may choose to outsource their data center infrastructure to third-party colocation providers to avoid the capital cost associated with building their own facility or to gain access to higher quality infrastructure and service levels that colocation providers may offer. Colocation data centers can be designed and configured to serve a wide range of customers, with different space, power and configuration requirements within the same facility. With this flexibility, colocation providers are able to achieve economies of scale and provide customers with a more capital efficient solution than owning their own data centers. Colocation service offerings typically include core data center services such as space and power in a managed environment or may also offer additional value-added services such as remote hands, cross-connects to other tenants of the facility, and managed services such as business continuity and disaster recovery, network management services, among others.

        Globally and in China, there are many drivers encouraging companies to increasingly outsource their data center requirements to third party colocation providers, including the significant capital investment required to build a data center, the costs and complexity of operating data centers, regulatory requirements, and the need for disaster recovery space, among others. Unlike in the United States, where there are numerous colocation options available, China is still a developing market where there are relatively few high-quality colocation data center facilities. In 2015, the estimated total colocation data center area in service in China reached 1.2 million sqm, as compared to an estimated 3.7 million sqm in the United States. China continues to be under-served in terms of data center space and in particular, high-quality colocation data centers.

Evolution and Structure of China's Data Center Industry

        Similar to the United States, the colocation data center market in China emerged when the incumbent telecommunications carriers built their own data centers to support their network businesses. In 2002, the MIIT started to encourage private investment into VATS and began allowing private companies to resell bandwidth and colocation space within telecommunications carrier data centers, launching the private colocation data center market in China. As the market developed over the following years, some of these resellers began to build their own data center facilities and expand their VATS offerings, creating a more diverse marketplace for data center services in China.

        Today, colocation data centers in China can generally be classified as telecommunications carrier data centers or carrier-neutral data centers.

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  Telecommunications carrier data centers.  Since the telecommunications reform in 2008, China has had three major telecom carriers: China Telecom, China Unicom and China Mobile. Each of these carriers has a nationwide telecommunications business license and operates nationwide networks that serve as common platforms for mobile, fixed-line telephone, broadband and data services. The three telecommunications carriers were encouraged by the government policies to build data center facilities. Due to their focus on network services, these carriers' data centers often relied on their own networks for connectivity and lacked options for customers to connect to other carriers' networks.

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  Carrier-neutral data centers.  Carrier-neutral data centers offer connectivity from multiple telecommunications carriers in their facilities, providing customers the option to choose which carrier to use based on cost and/or network and application requirements. Carrier-neutral providers tend to focus on data center services and may offer more rapid response times, better data center uptime and other value-added services. As the data center industry further develops, carrier-neutral data centers are expected to grow more rapidly than carrier data centers as enterprises prioritize data center connectivity and uptime for mission-critical applications.

        The Chinese government has taken multiple actions to improve the transparency and promote the healthy growth of the data center industry, including changing the regulations and guidelines regarding license requirements. Since 2010, the market has grown at an accelerated pace, particularly the high-performance carrier-neutral segment, due to the combination of the rapid increase in Internet penetration, mobile Internet, increasing enterprise outsourcing and the emergence of cloud computing, as well as several favorable government measures. These measures include the economic stimulus plan in 2009 and revised MIIT guidelines in 2009 which encouraged private investment in data centers. According to 451 Research, the colocation data center area in service in China grew from 591,482 sqm in 2010 to 1.2 million sqm in 2015 at a CAGR of 14.7%, and is expected to grow to 1.7 million sqm in 2018 at a CAGR of 13.4%. The average power density for data centers built since 2011 in China is around 1.0 kW/m2, according to 451 Research. Colocation data center market revenue in China has grown from US$1.2 billion in 2010 to US$3.1 billion in 2015, and is expected to reach US$4.2 billion in 2018. In addition, in terms of revenue, carrier-neutral data centers comprised 29% of the market in China in 2015, an increase from 18% in 2010, and their market share is expected to further increase to 33% in 2018.

High-Performance Data Centers in China

        High-performance data centers, relative to standard data centers, offer customers a higher level of power density, availability and power efficiency. According to 451 Research, high-performance data centers are designed and constructed to achieve high levels of infrastructure availability. Such design categorization is generally adopted in the Chinese market among carrier-neutral data center providers, although most data centers are not certified by a third party. The market in developed countries and regions such as the United States and Europe generally considers data centers that are at or above Tier III (as specified by the Uptime Institute, owned by the 451 Group along with 451 Research LLC) as high-performance data centers. In China, given the maturity of the market, high-performance data centers are considered to consist of data centers that are designed to local five-star and A-level standards as well as to Tier III or higher standards. Due to the growing importance of maintaining uptime for mission-critical computing equipment and applications, high-performance data centers have become more valuable to customers.

Growth Drivers of High-Performance Data Centers in China

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  Rising Internet penetration, e-commerce transactions, and consumption of online content.  Internet penetration continues to rise in China. The Statistical Report on Internet Development in China (January 2016) by the CINNIC (China Internet Network Information Center) notes that Internet penetration in China was 50% in 2015, and is rising between 2% to 3% per year, with 40 million users added in 2015, compared to the United States which has an Internet penetration rate of 88% and an estimated 5 million users added in 2015. In addition, the Cisco Visual Networking Index estimates that China's Internet traffic will grow 20% from 2014 to 2019, largely driven by online video, which is particularly network intensive. This combination of user penetration and Internet traffic is driving data traffic demand for network and colocation services as data mounts and must be stored. In addition, the growth of e-commerce is driving the requirement for high-performance data centers, as any offline time causes e-commerce websites to forego sales and lose revenue opportunities, so highly available data centers are therefore preferred. The e-commerce market in China measured by gross merchandise value, or GMV, was US$590 billion in 2015, according to the National Bureau of Statistics in China, compared to US$342 billion in the United States, according to the Census Bureau of the United States.

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  The growth of cloud computing.  The rapid adoption of public, private and hybrid cloud services by enterprises and government agencies in China is driving demand for high-performance data centers that can provide the reliability and availability to support high-density computing environments. The rapidly growing public cloud market in China has been predominantly served by local public cloud services providers, including Aliyun, Tencent QCloud, UCloud, Kingsoft Cloud, Baidu Cloud and Huawei Cloud, among others. These local cloud providers have generally leased data center space from third party colocation providers to house their cloud computing environments, due to license requirements, infrastructure availability and design requirements and capital deployment considerations. In addition to these local providers, international or non-Chinese cloud providers are required to work with Chinese colocation partners and cannot build or operate in-country data centers.

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  Increasing trends of enterprises toward outsource data center services.  Several recent trends have led enterprises to outsource some or all of their data center requirements to third party colocation providers. Primary drivers for this trend include the rising capital and operating costs of owning data centers, regulatory requirements around the protection and availability of data, the difficulty of finding suitable sites to build data centers, and enterprises' need to focus on their core IT operations for business-specific initiatives rather than operating data center infrastructure.

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  Increasing compliance and regulatory requirements on data security.  Enterprises in regulated industries, such as financial services, often have very specific regulatory requirements for their data and data centers. These can include specifications as to distance from other data centers for disaster recovery purposes, security at the data centers, operating procedures that must be audited, and other specific requirements around data center siting, construction and operations. High-performance data centers are able to satisfy many of these requirements and save enterprises financial and operational resources necessary to adhere to data security requirements.

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  Trend towards higher density.  Servers and other computing equipment require high levels of electricity and cooling to operate and these levels have been growing with advances in server technology and performance levels. A combination of physical size reduction and performance have allowed a larger number of servers to be housed in the same amount of space, which increases the power and cooling required for that space. In addition, virtualization technology has increased server computing performance and density, allowing greater workloads to run on each server. Cloud service providers in particular, as well as firms running data analytics programs, generally require higher than average density.

Major Customer Verticals Driving the Growth of High-Performance Data Centers in China

        Demand for high-performance data centers has been growing steadily in China, with cloud and IT services providers, financial institutions, large enterprises and public entities among the top customer verticals.

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  Cloud and IT services providers.  Similar to more developed markets, cloud and IT services providers are increasingly consuming more third-party colocation space. With the rapidly expanding Internet and mobile penetration in China, the IT and cloud industry have grown significantly in the past few years, forming the biggest, and one of the fastest growing, user group of data centers. These large companies require high availability for their systems in order to differentiate their services and improve customer satisfaction. Flexibility of deployment, time-to-market and greater efficiency are the main drivers for IT companies to use high-performance data centers.

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  Financial institutions.  Banks, securities and insurance companies are typical users of high-performance data centers globally and in China. Financial institutions are required by the government to store their IT systems and data in secured data centers, whether self-built or outsourced. Outsourced data center operators must meet stringent design and operational compliance requirements in order to host the IT systems of financial institutions. Beyond regulations, financial institutions also prefer to use high-performance data centers to ensure uptime of their systems and applications.

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  Large enterprise and public services.  Many businesses in China are transforming to become more Internet-and IT-driven. Reliable operations of IT systems and storage of data are becoming critical to firms. Large enterprises are becoming national and global and the amount of data generated by day-to-day operations can no longer be stored in one data center at headquarters. Companies with nationally or globally distributed employees and customers increasingly need to store and process data near those employees and customers, creating strong demand for more data center facilities. In addition, the e-government initiatives by Chinese government increase public sector demand for data center space.

        According to 451 Research, the high-performance data center market in China began a period of high growth in 2010. The high-performance data center market in terms of area in service has been growing consistently from 183,393 sqm in 2010 to 504,399 sqm in 2015 at a CAGR of 22.4%, and is expected to further grow to 926,869 sqm in 2018 at a CAGR of 22.5%. Meanwhile, commitment rates increased from 66% in 2010 to 80% in 2015 and are expected to average 70% to 80% through 2018. The average price for committed area ranges from US$900 to US$1,200 per rack per month in 2015 and is expected to remain largely stable from 2015 to 2018.

        The revenue of the high-performance data center market in China has grown from US$446 million in 2010 to US$1,514 million in 2015, and is expected to reach US$2,396 million in 2018. Benefiting from the favorable trends, the high-performance data center market as a percentage of the overall outsourced data center market, in terms of revenue, increased from 36% in 2010, to 49% in 2015 and is expected to further increase to 57% in 2018.

        The following chart sets forth the historical and expected market size of China's high-performance data center market in terms of committed areas for the periods indicated.

        Committed area of high-performance data centers in China, by carrier and carrier-neutral
(in thousand sqm)

        In China, due to the economic difference and telecom network infrastructure difference between various geographical regions and major cities, telecommunications hubs were built in selected cities only, creating the first data center clusters. These primary economic hubs have competitive advantages as data center markets, with more transparent telecommunications markets, skilled labor and infrastructure support to operate data centers, as well as large populations of potential customers. According to 451 Research, the major Chinese data center markets are Beijing, Shanghai, Shenzhen, Guangzhou, and, to a lesser degree, Chengdu. While most major cities in China have a small data center market to fulfill local demand, the majority of the high-performance data center market is centered in these primary economic hubs. These five major markets accounted for approximately 90% of the total high-performance data center market of China in terms of revenue in 2015.

Barriers to entry

        Data centers are difficult to develop and there are several barriers to entry for potential competitors, particularly in China, including:

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  Limited supply of suitable sites and development execution complexity.  Finding suitable sites for data center development is difficult, as data centers require large amounts of power, access to network fiber, and particular types of buildings—ideally with high ceilings, strong floors and large floor plates are not always available in these strategic locations. In addition, many customers prefer facilities that are in secure locations, for example, a certain distance from highways, railroad tracks, chemical plants and other potential sources of hazards and outside of flight paths. In the key economic hubs in China, it is increasingly difficult to find suitable sites for high-performance data centers and the execution complexity proves to be challenging for many companies.

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  Significant capital and technical expertise required.  Once a site is developed, a data center is complicated to operate, requiring staff with particular skills that can be difficult to find. According to surveys by 451 Research and the Uptime Institute, most of the outages of data centers are due to human error. Therefore, operators with a strong operating track record are preferred by customers seeking high-performance facilities.

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  Stringent licensing requirements by regulations.  In China, data center service providers must obtain licenses from the MIIT and fulfill evolving requirements. Once a suitable site is identified, developers also need to obtain the necessary permits from local authorities to develop and operate the property.

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  Customer stickiness and high switching costs.  Once customer equipment is installed in a data center facility, it is difficult and expensive to move it. Therefore customer churn is generally low unless there are extensive outages or poor service. If customers need additional space, they typically seek to stay in the same data center facility or with the same provider.

BUSINESS

Overview

        We are a leading developer and operator of high-performance data centers in China. Our facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. Our data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud neutral, which enables our customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom we host in our facilities. We offer colocation and managed services, including a unique and innovative managed cloud value proposition. We have a 15-year track record of consistent high quality service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. Our base of over 300 customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations. As of December 31, 2015, we had an aggregate net floor area of 37,869 sqm in service, 87.5% of which was committed, and an aggregate net floor area of 35,525 sqm under construction. According to 451 Research, we are the largest service provider in the high-performance carrier-neutral data center services market in China, with 19.7% market share as measured by area committed as of December 31, 2015.

        The market for high-performance data center services in China is experiencing strong growth. According to 451 Research, the market is expected to increase from US$1.5 billion in 2015 to US$2.4 billion in 2018, representing a CAGR of 16.6%. Over the same period, the high-performance carrier-neutral data center services market in China is expected to grow with a higher CAGR of 20.6%. Demand is driven by the confluence of several secular economic and industry trends, including: rapid growth of the Internet, e-commerce and big data; rising adoption of cloud computing and server virtualization, which requires data centers with higher power capacity, density and efficiency; increasing criticality of information technology and data in the enterprise environment which requires data centers with higher reliability; and growing reliance by enterprises on outsourcing as a solution to the increasing complexity and cost of managing mission-critical IT infrastructure. We believe that, as a result of this strong demand and the challenges of sourcing, developing and operating new facilities that meet the required standard, there is a relative scarcity of high-performance data center capacity in China.

        Our portfolio of data centers and secured expansion capacity are strategically located to address this growing demand. We operate our data centers to service our customers predominantly in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, the primary financial, commercial, industrial and communications hubs in each region of China. According to 451 Research, approximately 90% of the market in terms of revenue for high-performance data center services in China was concentrated in these markets in 2015. We have also established a presence in Hong Kong which we believe is another important market for our customers. Our data centers are located in close proximity to the corporate headquarters and key operation centers of many large enterprises, providing convenient access for our customers. Furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities.

        Our data centers are large-scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity and optimize power usage efficiency, which enables our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers' required standards.

        We currently serve over 300 customers, including large Internet companies, a diverse community of approximately 140 financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industries. Within our customer base, we host a number of major cloud service providers, including Aliyun, the cloud computing unit of Alibaba, which is present in several of our data centers. Contracts with our large Internet customers typically have terms of three to six years, while contracts with our enterprise customers typically have terms of one to five years. We achieved an average retention rate of over 95% per annum among our Internet and financial institution customers for colocation services in our current data centers over the past two years.

        As of December 31, 2015, we operated six self-developed data centers with an aggregate net floor area of 28,865 sqm in service. We also operated capacity at fifteen third-party data centers with an aggregate net floor area of 9,004 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further six new self-developed data centers and one phase of an existing data center with an aggregate net floor area of 35,525 sqm under construction. In addition, we had an estimated aggregate developable net floor area in excess of 20,000 sqm held for future development.

        Our net revenue grew from RMB468.3 million in 2014 to RMB703.6 million (US$108.6 million) in 2015, representing an increase of 50.2%. Over the same period, our adjusted EBITDA increased from RMB54.3 million to RMB190.4 million (US$29.4 million). Our net loss decreased from RMB130.0 million in 2014 to RMB98.6 million (US$15.2 million) in 2015.

Our Strengths

        We believe that the following key competitive strengths differentiate us from other data center service providers in China and position us well to capitalize on the rapid growth in demand for high-performance data center services.

Large-Scale, High-Performance Data Centers Strategically Located in China's Key Markets

        We plan, design and build our data centers to cater to a range of customer requirements with regards to capacity, power density and usage efficiency, redundancy, and numerous other technical specifications. Many of our customers require: large contiguous net floor area and the ability to expand their presence at the same location; high power capacity, density, and efficiency in order to deploy their IT infrastructure in the most cost effective manner; and high service availability for their mission-critical IT infrastructure, backed up by demanding service level commitments across multiple operating parameters.

        We have built our data centers to large-scale. The average net floor area of our self-developed data centers portfolio is approximately 6,000 square meters. In addition, within each market, we have, to the extent possible, strategically grouped our data centers within campuses or clusters so that we are able to provide our customers with conveniently located expansion capacity.

        Our self-developed data centers in service and under construction have an average power density of approximately 2.0 kW/m2, compared with an average of around 1.0 kW/m2 for data centers in China built since 2011, according to 451 Research. Our self-developed data centers are mostly designed to achieve 1.5 times power usage effectiveness, or PUE, in stabilized operation, compared with an average of 1.7 times for data centers built from 2011 to mid-2013 in China and more than 2.0 times for older data centers, according to the MIIT. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to provide our customers with service level commitments related to service availability and other key metrics up to their required standards.

        A large part of the demand for high-performance data center services in China is location-sensitive. Our facilities are strategically located in key markets with the greatest demand from existing and prospective customers. All of our self-developed capacity in service and under construction are located in Shanghai, Beijing, Shenzhen, Guangzhou, and Chengdu where approximately 90% of the market in terms of revenue for high-performance data center services in China was concentrated in 2015, according to 451 Research. Our remaining capacity is mostly located in Hong Kong where we have established a presence through capacity leased from third-parties. Our self-developed data centers are interconnected, which strengthens our value proposition for customers who increasingly seek a multi-market data center footprint from a single service provider.

First Mover with a Proven Track Record and Reputation for Operational Excellence

        We were a first-mover in the data center industry in China and have established a 15-year proven track record of consistent high quality service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. We have been involved in providing technically demanding data center-based IT managed services from our inception. We focused initially on providing business continuity and disaster recovery, or BCDR, solutions for financial institutions in response to new regulatory requirements. We have been and continue to be involved in advising various PRC government agencies in setting, and customers in attaining, required standards relating to outsourced data center solutions and services.

        The track record and customer relationships which we established as a provider of IT managed services positioned us to expand to data center development. Over time, we have developed expertise across the full spectrum of data center design, construction, commissioning, and operation. We have also continued to expand our managed service offerings to include, more recently, unique and innovative services for managing enterprise hybrid clouds. Our processes, protocols and standards enable us to meet or exceed the demanding performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated high-end customers. We have been certified ISO9001, ISO20000 and ISO27001 for almost ten years.

Well-Established and Rapidly Expanding Relationships with Large and Fast Growing Customers

        We focus on serving customers who require high-performance data center capacity in China's primary economic hubs, such as large Internet companies, financial institutions, telecommunications and IT service providers and large domestic private sector and multinational corporations. Our customers include some of the largest and most demanding users of data centers in China with respect to capacity, power density and usage efficiency, service availability and SLAs, and numerous other technical specifications.

        Our Internet customers include some of China's leading Internet companies. As of December 31, 2015, we had over 20,000 sqm net floor area in aggregate committed to the top three Internet companies in China and/or their affiliates across seven of our data centers, including third-party data centers. We believe that large Internet companies house in our data centers the location-sensitive, mission-critical IT infrastructure which supports some of their high growth business activities, such as e-commerce, cloud services, online financial services and online payment services.

        We serve a diverse community of approximately 140 PRC and foreign financial institutions across the banking, insurance, asset management, brokerage, digital payment, and financial information verticals. We believe that our 15-year proven track record of serving financial institutions and deep domain knowledge of their IT operating and compliance requirements have made us the leading outsourced data center provider to the financial services sector.

        We have long-standing relationships with all the major PRC telecommunications carriers who are both partners providing network services to our customers and intermediate contracting parties for the sale of colocation services to our customers. We also serve a number of foreign telecommunications and IT service providers.

        We believe that our data centers are well-suited for the hosting of cloud platforms due to their large-scale, high power capacity and density, high reliability, extensive network connectivity and strategic location in primary economic hubs. These features enable cloud service providers to deploy their IT infrastructure more efficiently, optimize their IT infrastructure and network performance, and reduce their operating and capital costs. We have succeeded in attracting a number of major cloud service providers to colocate their cloud service platforms in our data centers, including those operated by Aliyun, the cloud computing unit of Alibaba, and by certain of our other large Internet, telecommunications and IT service provider customers. We believe that this established presence in our data centers will attract other cloud service providers, as well as enterprise customers, to colocate in our data centers.

Large Secured Expansion Capacity and Proven Ability to Source and Develop Additional Data Centers

        There are inherent challenges in China to successfully sourcing and developing large-scale high-performance data centers, including zoning laws, a scarcity of appropriate and sufficiently large sites, access to adequate redundant power supply and high-quality telecommunications connectivity, and the knowledge and know-how associated with designing, building, fitting out and commissioning high-performance facilities.

        We have a proven set of skills and procedures that have allowed us to source and develop the data centers we need to grow our business. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. Our team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We have extensive experience in developing greenfield purpose-built facilities to achieve a high level of performance. We also have the capability to convert existing industrial buildings into data centers without compromising on performance standards. Our diversified approach to sourcing and developing data centers gives us the necessary flexibility to ensure a strong pipeline of high-quality sites for future development.

        Over the past five years, we have brought six self-developed data centers into service with an aggregate net floor area of 28,865 sqm and achieved a 89.6% commitment rate for these facilities as of December 31, 2015. Our growth prospects and ability to service our customers are secured by a strong pipeline of expansion capacity in China's primary economic hubs. As of December 31, 2015, we had six new self-developed data centers and one phase of an existing data center with an aggregate net floor area of 35,525 sqm under construction. In addition, we had entered into leases and development agreements and secured land which could potentially be developed into data centers with an estimated aggregate developable net floor area in excess of 20,000 sqm.

Unique Value Proposition in Managed Cloud Services that Complements Our Core Colocation Services

        The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting a number of major cloud service providers to colocate their cloud service platforms in our data centers, including those operated by Aliyun, and by certain of our other large Internet, telecommunications and IT service provider customers.

        The presence in our data centers of major cloud service providers enables us to offer our enterprise customers efficient and reliable access to the high capacity cloud resources of their choosing. On a reciprocal basis, we are able to assist our cloud service provider customers to access the enterprise customers which are present in our data centers. We believe that this established presence in our data centers creates a network effect which will attract other cloud service providers, as well as additional enterprise customers, to colocate in our data centers.

        Large enterprises are increasingly deploying a combination of multiple private, hosted, or public cloud services, a configuration known as hybrid cloud. We expect that hybrid clouds will become increasingly prevalent in China. While this configuration can provide enterprises with greater flexibility, scalability, security and cost efficiency, it also presents new challenges in integrating and operating multiple systems. Leveraging our long track record as a provider of IT managed services, we are developing an innovative service platform to assist our enterprise customers in the management of their hybrid clouds. Our platform, which we refer to as CloudMix, provides a robust management interface enabling enterprises to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. We also architect cloud-based solutions tailored to the unique requirements of each customer.

        We believe that the established presence in our data centers of many high-end enterprise customers and a number of the leading cloud service providers in China, together with the innovative managed cloud services which we offer, is a unique value proposition in the China market.

Visionary and Experienced Management Team Supported by Sophisticated Strategic Investors

        Our management team consists of entrepreneurs and professionals, all of whom possess in-depth knowledge and expertise in the IT services industry. Our founder, co-chairman and chief executive officer, William Huang, is a visionary pioneer with 15 years of experience in China's data center industry. Our senior management team has significant experience from previous employment in leading multinational IT service providers.

        We also benefit from having major shareholders who provide industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance. For example, STT GDC Pte. Ltd., or STT GDC, a wholly owned subsidiary of Singapore Technologies Telemedia Pte. Ltd., or ST Telemedia, is an experienced and strategic data center player that owns a portfolio of data centers in Singapore, the United Kingdom and China, either directly or through investments in data center operating companies, such as GDS Holdings. Leveraging STT GDC's integrated data center platform, we have access to STT GDC's customer and supplier relationships. We also benefit from STT GDC's platform through knowledge sharing to enhance our technology, operational performance and customer service.

        We believe that the support, relationships, industry expertise and corporate governance best practices that come from having sophisticated strategic investors provides us with competitive advantages in our industry.

Our Strategies

        We aim to capitalize on the attractive growth opportunities in the data center services market in China and strengthen our leadership position in the high-performance segment. We intend to achieve our goal by pursuing the following strategies:

Expand Our Unique Portfolio of Strategically Located High-Performance Data Centers

        We will continue to expand our unique portfolio of high-performance data centers in the key markets of Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu so as to address the strong growth in demand. We will continue to grow our presence in Hong Kong by relying initially on capacity at third-party data centers. Where sufficient customer demand exists and contracts can be secured in advance, we may develop data centers in other markets in China. Our approach will take into consideration prevailing demand and utilization trends in each market.

        In each of our key markets, our objective is to be in a position to deliver a continuous supply of capacity aligned with the expansion requirements of our existing and prospective customers. We also intend to pursue a strategy of having capacity at two complimentary sites in each key market, so as to better satisfy the location preferences of major customer segments and to offer a dual-site configuration for those customers who require in-market redundancy. In order to enhance our overall portfolio, we intend to upgrade our inter-data center network connectivity so as to strengthen our value proposition for the increasing number of customers who seek a multi-market data center footprint from a single service provider.

        We believe that the combination of continuous supply at one or more sites in all of China's key markets, consistent quality standard of facilities and operations across the entire portfolio, and high quality inter-data center connectivity will give us a sustainable competitive advantage.

Pursue Balanced Sourcing Strategy to Maintain Continuous Competitive Supply

        In order to maintain a strong pipeline of expansion capacity, we will leverage our expertise and experience in identifying, sourcing and securing sites in key markets with access to adequate power supply and network connectivity. We will continue to grow our portfolio mainly through the addition of self-developed data centers, and we will use a flexible and varied approach.

        Where appropriate greenfield sites can be secured, we may acquire the land and invest in the entire data center real estate ourselves. Alternatively, in order to reduce our capital intensity, we may partner with selected developers for construction of build-to-suit data center shell and core which we will then lease on a long term basis, equip and fit out. Furthermore, given the scarcity of high-quality sites, zoning and other restrictions on development, we will also lease and convert existing industrial buildings into data centers. We carefully select such buildings based on their suitability for use as data centers and have gained significant experience in undertaking conversions in a manner which satisfies our high technical standards. We may also use third-party data centers as a way to enter new markets, as we have done in Hong Kong. We believe our diversified sourcing approach will enable us to maintain a strong supply of data center capacity to meet fast growing customer demand, while ensuring the consistent high-performance level of our facilities and efficient capital allocation.

        To further supplement the growth of our business, we intend to prudently pursue acquisitions, investments, alliances or partnerships to secure critical resources, supplement our existing sourcing approach and capture opportunities that are strategically complementary to our operations. We will evaluate potential acquisition opportunities in key data center markets by assessing various factors including geographic location, facility condition, cost, power supply, telecommunications network availability, and compatibility with the needs of our customers.

Increase Market Share by Attracting New Customers and Leveraging Customer Relationships

        Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We intend to leverage this insight to increase our share of the rapidly growing market for high-performance data center services in China. We plan to execute this strategy by attracting new customers, increasing our share of spend by upselling more managed services, capturing demand for large-scale capacity from major customers, and creating a network effect around the enterprises and cloud service providers which we host. We will continue to focus relentlessly on operational excellence and superior customer service to sustain our high customer retention rate.

        We will expand our customer base by focusing on new customers in fast growing segments, such as online-to-offline, mobile Internet, cloud and IT services, and healthcare, and by providing colocation services and managed services to fit their specific requirements. We will increase our upsell to existing customers by enhancing our managed service offerings, in particular our solutions for accessing cloud resource and managing enterprise hybrid clouds. We will align our resource development plan to capture a high proportion of the growing demand from existing and new customers, including those which require large-scale capacity.

Capitalize on Rising Adoption of Cloud Computing in China

        We intend to capitalize on the growth of cloud computing in China by attracting cloud service providers as hosting customers and by further developing our managed cloud service offerings with the objective of transforming our data centers into key hubs for accessing cloud resources and hybrid cloud management solutions.

        We have constructed our data centers with high power capacity, density and efficiency, and other features which support the deployment of large-scale cloud platforms. We continue to enhance our design and technical specifications for this purpose. We have already succeeded in attracting a number of the largest cloud service providers in China to colocate in our data centers. We aim to attract more cloud service providers by providing an optimal carrier and cloud neutral operating environment and by leveraging the network effect of a growing enterprise end-user and cloud service provider ecosystem. We intend to partner with and support our cloud service provider customers to access the enterprise customers which are present in our data centers. We have established such a partnership with Aliyun, the cloud computing unit of Alibaba, and are pursuing similar partnerships with other existing and prospective cloud service provider customers.

        We also intend to become the preferred provider of cloud-related managed services to our enterprise customers. We believe that our track record and expertise as a provider of IT managed services positions us well to capture significant opportunities as our enterprise customers transition from private to outsourced cloud solutions. We will continue to work with our enterprise customers to facilitate this transition by providing cloud-based solutions tailored to their specific requirements. We will also continue to develop our innovative CloudMix service platform to assist our customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers.

Continue to Focus Relentlessly on Operational Excellence and Capital Efficiency

        We will remain at the forefront of the data center industry in China by continuing to set benchmarks for operational excellence. We closely monitor and emphasize measurable operational excellence and remain committed to high SLA fulfillment. We will continue to maintain a high level of customer satisfaction by adopting and automating best-in-class business processes, including further improving our proprietary Data Center Operation Management Platform to provide real-time monitoring and to streamline our data center management processes. We will tailor key performance measures and incentives for our team in order to further enhance productivity and focus on the attainment of our operational goals. We also intend to attract additional highly skilled employees across various business functions to strengthen our resource acquisition and operations management capabilities to support our business growth.

        We adopt a modular approach to the construction of our data centers, fitting out and equipping each data center in phases and making available a range of customized options with regards to redundancy, power density, cooling, rack configuration and other technical specifications. This enables us to tailor our product offering to suit the requirements of individual customers, optimize resource utilization, and maximize capital efficiency. Within each market, we have, to the extent possible, strategically grouped our data centers within campuses or clusters, further allowing for capital-efficient phased expansion. We believe this expansion approach combined with our strong development experience will enable us to better manage the timing and scale of our capital expenditure obligations while reducing risk and improving our return on capital.

Our Business Model and the Data Center Lifecycle

        Our core business operations entail the planning and sourcing of new data center sites, developing such sites, securing customer commitments, providing our colocation services and managed services to customers, and maintaining high levels of service and customer satisfaction to develop and maintain long-term relationships with our customers. We focus on developing and operating what we refer to as high-performance data centers. These are data centers that feature large net floor area, high power capacity, density, and efficiency, and multiple redundancy across all critical systems.

        Our strong customer and industry relationships afford us insight into the size, timing, and location of future demand which is reflected in our data center resource development plan. We source new data center resources by: (1) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield sites or converting existing industrial buildings; (2) leasing existing data center capacity from third-party wholesale providers; and, (3) acquiring high performance data centers from other companies. Regardless of the source of our data center resource, we ensure that the facilities meet the high-performance standards required by our target customers. After procuring greenfield sites or existing buildings for conversion, we design and, through cooperation with developers, contractors, and suppliers, build out the facility to our advanced design and high technical specifications.

        We take a modular approach to developing, commissioning, equipping and fitting out of facilities, so that we can cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications. In addition, by taking a modular approach, we are able to phase our capital expenditures related to equipping and fitting out resource in accordance with proven sales demand or contractual delivery commitments to customers.

        We commence marketing new data center facilities several quarters prior to completion of construction. We aim to secure pre-commitments from customers for a portion of the area under construction, typically from anchor customers who require large-scale capacity. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. Our contracts provide flexibility to our customers with regard to utilization and the commencement of billing. Anchor customers with large-scale commitments usually move in over 12 to 24 months, whereas enterprise customers usually move in over a period of three to six months. During the period when customers are moving into our data centers, we bill our customers for services based on a fixed amount which is the higher of actual utilization and minimum contractual customer commitments. See "—Contracts Terms and Pricing."

        Once data center resource becomes billable, customers are charged a fixed price over the life of the contract for colocation services and managed services. In certain contracts, the customer are also charged for actual power consumed. Area committed is included in area utilized when the customer is being billed under the terms of the contract.

        For our in-service data centers, we aim to maintain high levels of long-term utilization. As of December 31, 2015, our commitment rate was 87.5% of aggregate net floor area in service, while our utilization rate was 59.1%. The difference between commitment rate and utilization rate reflects the contracts which were still in the process of moving into our data centers. If we secure pre-commitments from customers, particularly large-scale capacity commitments from anchor customers, we expect that our utilization rate will continue to lag our commitment rate due to the longer time taken to move in associated with these types of contracts.

        Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer contracts and substantial backlog. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of contract renewals for our services. We achieved an average retention rate of over 95% per annum among our Internet and financial institution customers for colocation services in our current data centers over the past two years.

  Our Data Centers

        Our data centers are large-scale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize power usage efficiency, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs. Our data centers are located in close proximity to the corporate headquarters and key operations centers of many large enterprises, providing convenient access for our customers, as well as in areas where there are extensive telecommunications networks enabling our customers to enhance the performance and lower the cost of connectivity to our data centers. Our data centers are strategically located in Shanghai, Beijing, Shenzhen, Guangzhou and Chengdu, which are the primary financial, commercial, industrial and communications hubs in each region of China, and where demand is concentrated. We continue to source and secure additional data center resources in China's primary economic hubs.

        The following table presents certain information relating to our data center portfolio as of December 31, 2015:

(Sqm, %)	Area in service	Area under construction	Area held for development
Location
Shanghai	20,716	15,544	4,800
Shenzhen	5,628	12,254	5,268
Beijing	9,177	6,177	8,970
Hong Kong	793	—	—
Chengdu	1,555	1,550	3,100

Total	37,869	35,525	22,138
Type
Self-developed	28,865	35,525	22,138
Third party	9,004	—	—

Total	37,869	35,525	22,138

        As of December 31, 2015, our total area committed was 35,918 sqm, of which 33,140 sqm and 2,778 sqm related to data centers in service and data centers under construction, respectively. In May 2016, through GDS Beijing, we acquired all the equity interest in Guangzhou Weiteng, which operates a data center in Guangzhou. As the acquisition was completed in May 2016, operating data related to the data center it operates has not been included in the above table.

  Self-developed Data Centers

        As of December 31, 2015, we operated six self-developed data centers with an aggregate net floor area of 28,865 sqm in service. We also operated capacity at fifteen third-party data centers with an aggregate net floor area of 9,004 sqm in service, which we source on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further six new self-developed data centers and one phase of an existing data center with an aggregate net floor area of 35,525 sqm under construction. In addition, we had entered into leases and development agreements and secured land which could potentially be developed into data centers with an estimated aggregate developable net floor area in excess of 20,000 sqm.

        High-Performance Features.    Our self-developed data centers generally feature:

  •
  High Availability.  Our data centers are equipped with redundant delivery paths for power, cooling and other critical systems, sufficient to satisfy or exceed the Tier 3 standard as defined by the Uptime Institute. High availability data centers are suitable for housing mission-critical IT infrastructure. We operate our facilities so as to deliver the levels of service availability required by the most demanding customers.

  •
  High Power Density.  Our self-developed data centers in service and under construction have an average power density of approximately 2.0 kW/m2, compared with an average of around 1.0 kW/m2 for data centers in China built since 2011, according to 451 Research. High power density enables customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance.

  •
  High Power Efficiency.  Our self-developed data centers are designed to achieve high power efficiency, which is expressed coversely by a low PUE ratio. Our self-developed data centers had around 1.5 times PUE in stabilized operation, compared with an average of 1.7 times for data centers built from 2011 to mid-2013 in China and more than 2.0 times for older data centers, according to the MIIT. High power efficiency reduces operating costs, for the benefit of our customers and ourselves.

        In addition to the high-performance features described above, our data centers provide flexible fit-out, sufficient floor load bearing strength and clear slab-to-slab height to support dense deployment of IT hardware, multiple layers of physical security, early fire detection monitoring and fire suppression systems, diverse connectivity, and other amenities.

        This combination of high availability, high power density, high power efficiency and other features enables us to serve the most sophisticated and demanding users of data center services who seek cost efficient solutions for their requirements, without compromise on performance across multiple operating parameters.

        Types of Data Centers.    We have a diversified and flexible approach to developing our data center portfolio. We categorize our data centers into the following two types:

  •
  Purpose-Built.  Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third-parties. Purpose-built facilities represent approximately 61.1% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2015.

  •
  Converted.  Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end-product is of a comparable standard. Converted facilities represent approximately 38.9% by aggregate net floor area of our self-developed data centers in service and under construction as of December 31, 2015.

        Data Center Tenure.    We hold our data centers either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For self-developed data centers that we own, we have rights to use the underlying land for up to 45 years, which is close to the longest permissible period, plus ownership of the buildings and other fixed assets comprising the data center. For self-developed data centers that we lease, we enter into long-term leases with the owners of the building for periods of ten to twenty years, which is the longest permitted lease period under PRC law. For third-

party data centers where we lease capacity on a wholesale basis, we typically enter into leases for fixed terms of three to ten years.

        Stage of Development.    We categorize our data centers, and the corresponding net floor area, according to the following stages of development:

  •
  In Service.  Data centers are categorized as in service once the construction of the building is complete, critical systems have been installed, the facility has passed rigorous integrated system testing, and one or more modules have been equipped and fitted out ready for utilization by customers. Once this stage has been reached, we categorize the net floor area of the data center as area in service, including the net floor area which may require additional capex for equipping and fitting out prior to utilization by customers.

  •
  Under Construction.  Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. Where we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.

  •
  Held for Future Development.  Area held for future development consist of the estimated data center net floor area that we expect to be able to develop on land which we have secured, at buildings which we have constructed or leased and pursuant to development or lease agreements we have entered into, but which, in each case, are not under construction. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

        Self-Developed Data Centers in Service:    The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of December 31, 2015:

						Chengdu
	Shanghai			Shenzhen	Beijing
						CD1 (Phase 1)(3)
	KS1	SH1	SH2	SZ1	BJ1
Date ready for service (HHYY)	2H10	2H11	2H15	2H14	2H15	1H11
Type	Purpose-built	Purpose-built	Purpose-built	Converted	Converted	Purpose-built
Tenure	Owned	Leased	Leased	Leased	Leased	Owned
Area in service	6,546	6,432	7,712	4,281	2,344	1,550
Area committed	6,514	6,062	6,491	4,278	2,344	172
Commitment rate(1)	100%	94%	84%	100%	100%	11%
Area utilized	5,954	4,620	104	3,487	767	154
Utilization rate(2)	91%	72%	1%	81%	33%	10%

(1)
The ratio of area committed to area in service.

(2)
The ratio of area utilized to area in service.

(3)
We are developing our CD1 data center in phases. The categorization of data centers by stage of development is applied to each phase of CD1 development.

        As of December 31, 2015, we had invested an aggregate RMB1,915.2 million (US$295.7 million) in our data centers in service and expect to invest an additional RMB47.0 million (US$7.3 million) to achieve full ramp-up in these data centers.

        Self-Developed Data Centers Under Construction.    The following data table presents certain information relating to our self-developed data centers under construction as of December 31, 2015:

			Shenzhen
	Shanghai					Beijing	Chengdu
					SZ4 (Phase 1)(3)
	SH3	SH4	SZ2	SZ3		BJ2	CD1 (Phase 2)(3)
Estimated date ready for service (HHYY)	2H16	2H17	2H16	2H16	1H17	1H17	2H16
Type	Purpose-built	Purpose-built	Converted	Converted	Converted	Converted	Purpose-built
Tenure	Leased	Leased	Leased	Leased	Leased	Leased	Owned
Area under construction	7,334	8,210	4,308	2,678	5,268	6,177	1,550
Area pre-committed	0	0	2,778(2)	0	0	0	0
Pre-commitment rate(1)	0%	0%	64%	0%	0%	0%	0%

(1)
The ratio of area pre-committed divided by the area under construction.

(2)
Relates to data center area for which we have entered into a letter of intent with one of our customers.

(3)
We are developing our SZ4 and CD1 data centers in phases. The categorization of data centers by stage of development is applied to each phase of SZ4 and CD1 development.

        As of December 31, 2015, we had invested RMB78.1 million (US$12.0 million) in our data centers under construction and expect to invest an additional RMB2,498.9 million (US$385.8 million) to complete construction and ramp-up in these data centers.

        Self-Developed Data Center Resources Held for Future Development.    We have also secured data center resources that we classify as held for future development. We have entered into leases and development agreements or secured land which could potentially be developed into data centers with an estimated aggregate developable net floor area in excess of 20,000 sqm. We are developing SZ4 and CD1 data centers in phases. The categorization of data centers by stage of development is applied to each phase of SZ4 and CD1 development. Self-developed data center resources held for future development include: (1) SZ4 (Phase 2), a building in Shenzhen which we have leased and which we are developing in two phases; (2) a site in Beijing for a purpose-built facility that is subject to the local power bureau relocating overhead power supply lines which affect the use of the site; (3) a site in Kunshan for which we have secured land use rights; and (4) CD1 (Phase 3), a building in Chengdu which we own and which we are developing in three phases.

  Third-party data centers

        In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. As of December 31, 2015, we operated capacity at fifteen third-party data centers with an aggregate net floor area of 9,004 sqm in service.

        The third-party data centers where we lease capacity on a wholesale basis were not purpose-built or converted according to our design and technical specification. However, on a selective basis, we may carry out improvement work at third-party data centers in order to attain the performance levels required to serve our customers. In particular, one of our third-party data centers is a facility in which we leased increasing amounts of space over time, so that we now lease the entire data center. As we accumulated leased data center space in the data center over time, and we never conducted any comprehensive conversion or repurposing of the facility, we continue to categorize that data center as a third-party data center.

Our Services

        We offer a broad range of services including colocation services and managed services, which includes managed hosting services and managed cloud services. We also provide certain other services, including consulting services.

Colocation Services

        We offer our customers a highly secure, reliable and fault-tolerant environment in which to house their servers and related IT equipment. Our core colocation services primarily comprise the provision of critical facilities space, customer-available power, racks and cooling. Our customers have several choices for hosting their servers, networking and storage equipment. They can place their equipment in a shared or private space that can be customized to their requirements. We offer a variety of power options to suit individual customer requirements, including high power density racks.

Managed Services

        Managed Hosting Services.    Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes business continuity and disaster recovery, or BCDR, solutions, network management services, data storage services, system security services, operating system services, database services and server middleware services. Our managed hosting services are tailored to meet the specific objectives of individual customers. We help our customers reduce their costs, re-engineer existing processes, improve the quality of service delivery and realize a better return on their investment.

        Our network management services help our customers to design and maintain their private network systems. Our data storage services provide storage architecture design and customization for specific requirements. Our system security services include identity and access control, firewall management, intrusion protection and vulnerability protection services. Our operating system services provide pro-active administration, management, monitoring and reporting across a wide range of operating systems. Our database services provide database customization and performance tuning operation, administration and monitoring services across a range of database platforms. Our server middleware services provide customization and performance tuning services across a range of platforms. These services are provided on a continuous basis over the term of the contract.

        Managed Cloud Services.    The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting a number of major cloud service providers to colocate their cloud service platforms in our data centers, including those operated by Aliyun, the cloud computing unit of Alibaba, and by certain of our other large Internet, telecommunications and IT service provider customers.

        The presence in our data centers of major cloud service providers enables us to offer our enterprise customers efficient and reliable access to the high capacity cloud resources of their choosing. On a reciprocal basis, we are able to assist our cloud service provider customers to access the enterprise customers which are present in our data centers. We believe that this established presence in our data centers creates a network effect which will attract other cloud service providers, as well as additional enterprise customers, to colocate in our data centers.

        Large enterprises are increasingly deploying a combination of multiple private, hosted, or public cloud services, a configuration known as hybrid cloud. We expect that hybrid clouds will become increasingly prevalent in China. While this configuration can provide enterprises with greater flexiblity, scalability, security and cost efficiency, it also presents new challenges in integrating and operating multiple systems. Leveraging our long track record as a provider of IT managed services, we are developing an innovative service platform to assist our enterprise customers in the management of their hybrid clouds. Our platform, which we refer to as CloudMix, provides a robust management interface enabling enterprises to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. We also architect cloud-based solutions tailored to the unique requirements of each customer.

Data Center Sourcing and Development

        We believe that the size, location, and quality of our facilities are key to maintaining our competitiveness. We apply the same rigor to the process of sourcing, design and construction as we do to our operations. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. The process is comprised of the following steps:

  •
  Planning and Sourcing.  Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We incorporate this insight into a multi-year resource plan for each of the key markets. Our in-house team begins sourcing potential sites up to three or more years in advance of planned delivery. We seek to secure sites both in close proximity to central business districts or to areas where there is a concentration of enterprise operations centers so as to satisfy the location preferences of our target customer segments. We consider both greenfield sites when available, and also existing industrial buildings suitable for conversion. We require security of tenure for a minimum of ten years. Our team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We generally seek to secure sites that can support a net floor area of at least 5,000 square meters per data center building and sufficient power capacity to fulfill the requirements of the customer segments which we expect to serve in the facility.

  •
  Design and Construction.  We undertake the technical design, specification and costing in-house as we believe that these are important to ensuring the data center meets our strategic requirements. This also enables us to achieve a level of design standardization. We continuously study new engineering and technologies to maintain an advanced design. Our in-house team also takes responsibility for construction project management, which includes scheduling, vendor selection, procurement, budget control and cost analysis, and quality supervision and assurance. We believe that these elements are important to ensuring the project is completed on time, within budget and to the required quality standard.

  •
  Commissioning and Fit Out.  After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service, or RFS. This involves: (1) obtaining necessary operating permits and approvals; (2) equipping and fitting out the critical facilities area for utilization by customers; and, (3) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

Operations

        We have separate teams for data center operations and service delivery. Our data center operations team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. Our service delivery team is responsible for delivery of the services which we provide to customers on a 24/7 basis. Our teams are deployed in regional operations centers, as well as on site, in order to provide two layers of management and support.

        We undertake in-house all technical functions which impact data center performance, including floor planning, equipment lifecycle management, optimizing data center efficiency, surveillance of the critical facilities environment and network performance, incident response management and rectification. We also undertake in-house all activities which have a direct bearing on customers, including support for set up of customer IT equipment, remote hands services, outsourced IT operations, incident and compliance reporting, and response to customer requests.

        We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We also have developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for almost 10 years. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

Our Customers

        We consider our customer to be the end user of our data center services. We may enter into contracts directly with our end user customer or through an intermediate contracting party. We have long-standing relationships with all the major PRC telecommunications carriers who are both partners providing network services to our customers as well as intermediate contracting parties for the sale of colocation services to our customers. Because we negotiate with, maintain and support each of the end users of our services, even where the actual data center contract is made with the telecommunications carrier, we consider the end user to be our end customer. The end user customer generally has separate decision-making authority and a services procurement budget that is distinct from that of the telecommunications carriers with whom we contract.

        We currently serve over 300 customers, including large Internet companies, a diverse community of approximately 140 PRC and foreign financial institutions as well as telecommunications and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. Within our customer base, we host a number of major cloud service providers, including Aliyun, the cloud computing unit of Alibaba, which is present in several of our data centers.

        Our Internet and financial institution end user customers accounted for 65.1% and 21.7% of our total area committed as of December 31, 2015. Our two largest end user customers accounted for 40.8% and 15.9%, respectively, of our total area committed as of December 31, 2015. No other end user customer accounted for 10% or more of our total area committed as of that date.

        We endeavor to establish strategic relationships with key customers, particularly large Internet companies and cloud service providers who have large data center capacity requirements and who can help enhance the value of our data center ecosystem.

Contract Terms and Pricing

        Pricing in our contracts is for a fixed amount which usually includes a stated amount of space, power commitment and other bundled services. Power commitment means the right to use a stated amount of power. Pricing is generally flat over the contract term but subject to adjustments when power tariffs change. Where power tariffs change, we adjust the pricing to reflect the change in power cost going forward. For some customers, we charge for actual power consumed.

        A substantial majority of our customer contracts are multi-year contracts. Contracts for our large Internet customers typically have terms of three to six years, while contracts with our enterprise customers are for between one to five years. Our typical service contract provides a notice period of one to six months for early termination, and in certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months' service fee, in addition to payment for our services already provided before such early termination.

Sales and Marketing

        Sales.    Our sales activities are mainly conducted through our direct sales force. We organize our direct sales force into four geographic regions, Northern China, Southern China, Eastern China and Western China. We incentivize our sales force to meet their annual targets through performance-based bonuses. For new customers, our sales cycle typically begins with creating a sales plan for a particular region or industry and then identifying new customers in these regions or industries. We also receive referrals from our vendors and other relationships, and often our reputation attracts customers to our services without any directed sales efforts. For our existing customers, our sales team focuses on identifying upsell opportunities.

        Many of our customer contracts are won through a competitive bidding process. For new customers, the bidding process begins with evaluation of the potential customer's requirements. We formulate a service proposal based on these requirements. Our team representing multiple departments prepares a proposal to meet the required service scope and level. We negotiate the contract and service details.

        Marketing.    To support our sales effort and to actively promote our brand, we conduct wide-ranging marketing programs. Our marketing strategies include active public relations and ongoing customer communications programs. We participate in a variety of IT industry and financial services industry conferences and workshops to raise awareness about the value of data center services. We also build our brand recognition by participating in industry and government workshops and industry standard-setting bodies, such as the China National Institute of Standardization Committee on Disaster Recovery for Information Systems.

Technology and Intellectual Property

        We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property, such as our proprietary storage and management system, for which we have registered a copyright. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements which are applicable to selected employees.

Competition

        We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

        We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile. As of December 31, 2015, these carriers had a 59% share in aggregate of the high performance data center services market in China based on area committed, according to 451 Research. One of the main purposes for which these carriers develop data centers is in order to facilitate the sale of related telecommunications services. In locations outside of the key economic hubs, these three carriers may sometimes be the only available provider of data center services. We distinguish ourselves from these carriers because we are carrier-neutral, enabling our customers to connect within our facilities with all three carriers based on their cost and/or network and application requirements. We compete on the basis of our data center quality, operating track record and differentiated managed and cloud service capabilities. Although we compete with carriers for colocation customers, our customers also rely on the connectivity that carriers provide. We believe that we also have a mutually beneficial relationship with these carriers since our data center services often help carriers attract more customers for their telecommunications services.

        We also compete with other carrier-neutral data center service providers, including:

  •
  Domestic carrier neutral data center service providers.  We compete with domestic carrier-neutral data center service providers with a presence in some or all of our markets, such as Sinnet, Dr. Peng and 21Vianet. We believe that we are well positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.

  •
  International carrier neutral data center service providers.  We compete to a lesser extent with foreign carrier-neutral data center service providers such as Equinix, KDDI and NTTCom, each of which has a presence in Shanghai and/or Beijing and primarily serve their international customers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

Employees and Training

        We had 461 and 617 employees as of December 31, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

	Number of Employees	% of Total
Colocation services	314	51%
Managed services	127	21%
Sales and marketing	71	11%
Management, finance and administration	105	17%

Total	617	100%

        To maintain the highest level of service, employee training and certification is essential to ensure that our employees meet and exceed industry requirements. Many of our engineering employees have received training and certifications from globally-recognized IT service organizations, such as IBM AS/400 certifications.

        We pay most of our employees a base salary and performance-based bonuses and provide welfare and other benefits required by law. In addition, we plan to provide some of our employees with stock option to align their interests more closely with our shareholders. We believe that our compensation and benefits packages are competitive within our industry. We have not had any labor disputes that materially interfered with our operations and we believe that our employee relations are good.

        We also outsource certain operations, primarily on-site security, to reputable third-party service providers. As of December 31, 2015, we used the services of approximately 180 such personnel.

Facilities

        Our headquarters are located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People's Republic of China. We have additional offices in Beijing, Suzhou, Shenzhen and Chengdu.

        Our offices are located on leased premises totaling approximately 2,900 sqm across China. We lease our office premises from unrelated third parties.

Insurance

        We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in China. Our insurance broadly falls under the following four categories: business interruption for lost profits, property and casualty, public liability, and commercial employee insurance.

Legal Proceedings

        We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operation.

REGULATIONS

        This section sets forth a summary of the material laws and regulations or requirements that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

        Our Internet data center businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations restrict foreign ownership in value-added telecommunication services. As a result, we operate our Internet data center businesses through our consolidated VIEs, each of which is owned by PRC citizens and certain of which hold the licenses associated with these businesses. As the development of the Internet and telecommunications industry in China is still evolving, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See "Risk Factors—Risk Relating to Doing Business in the People's Republic of China."

Regulation on Foreign Investment Restrictions

        Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth "permitted" category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as value-added telecommunication services, including Internet data center services, are restricted to foreign investment.

        According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

        In July 2006, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications business enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications business enterprise must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications business operation license.

        In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIEs.

Regulations Related to Value-Added Telecommunications Business

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish "basic telecommunications services" from "VATS." VATS are defined as telecommunications and information services provided through public networks.

        The Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Catalogue was updated respectively, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access and online information and data search and etc. as VATS. The "internet data center" business is categorized as a value-added telecommunications business and is defined under the Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients' Internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, Internet resources collaboration services business is incorporated into the definition of internet data center business under the 2015 Telecom Catalogue (which took effect from March 1, 2016), and defined as "the data storage, Internet application development environment, Internet application deployment and running management and other services provided for users through Internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers".

        On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunications businesses, the Telecom License Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the Telecom License Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms.

        On December 1, 2012, the MIIT issued the Circular of the Ministry of Industry and Information Technology of the People's Republic of China on Further Standardizing the Market Access-related Work for Businesses Concerning Internet Data Centers and Internet Service Providers which clarifies the application requirements and verification procedures for the licensing of IDC and internet service provider, or ISP, businesses and states that entities intending to engage in the IDC or ISP business could apply for a license since December 1, 2012.

        On May 6, 2013, the Q&A was published on the website of China Academy of Telecom Research. The Q&A, although not an official law or regulation, is deemed by the market as a guideline in practice which reflected the attitude of MIIT as to the application for VATS licenses, especially as to IDC services.

        To comply with the above restrictions and requirements, both GDS Beijing and GDS Shanghai have obtained cross-regional value added telecommunications licenses which permit them to provide data center services across five cities in China: Beijing, Chengdu, Shanghai, Shenzhen and Suzhou.

Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions

        On June 4, 2010, China Banking Regulatory Commission, or the CBRC, issued the Guidelines on the Management of Outsourcing Risks of Banking Financial Institutions, or the Guidelines, which requires that the banking financial institutions should manage risks in relation to outsourcing services, and thus, outsourcing services providers should meet the relevant standards and requirements with respect to their technical strength, service capacity, emergency response capacity, familiarity to the banking industry and etc., to pass the due diligence investigations conducted by the banking financial institutions pursuant to the Guidelines, and should also make commitments as to fulfilling reporting, cooperating, or other obligations as may be required by the banking financial institutions under the Guidelines.

        On February 16, 2013, CBRC issued the Circular of the China Banking Regulatory Commission on Printing and Distributing the Guidelines for the Regulation of Information Technology Outsourcing Risks of Banking Financial Institutions, or Circular 5. According to Circular 5, CBRC is responsible for supervising banking financial institutions in their access management of information technology outsourcing service providers, organizing relevant banking financial institutions to establish service management records for such service providers, and conducting risk assessment and rating of them. For the outsourcing services providers, including those that are engaged in providing outsourcing services of system operation and maintenance, such as outsourcing of operation and maintenance of data centers, disaster recovery centers, machine room ancillary facilities, and etc., a banking financial institution shall submit a report to the CBRC or the local CBRC office 20 business days before entering into an outsourcing contract, and the CBRC or the local CBRC office may take measures, such as risk alert, interview or regulatory inquiry, for outsourcing risks of the banking financial institution. In the event where the outsourcing services providers are in serious violation of the applicable PRC laws, regulations or regulatory policies, they would be prohibited by CBRC from conducting banking information technology outsourcing services, and the prohibition period should at least be two years, and may be extended if such outsourcing service providers have not made rectification within two years.

        In addition, CBRC promulgated the Notice of the General Office of China Banking Regulatory Commission on Strengthening the Management of Risks Involved in the Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions on July 1, 2014, and the Circular of the General Office of the China Banking Regulatory Commission on Performing Supervision over and Evaluation on Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions on December 2, 2014. Pursuant to these regulations, in order to further administrate and supervise the offsite and centralized information technology outsourcing provided by the outsourcing services providers to the banking financial institutions, CBRC requires the contracts between the outsourcing services providers and the banking financial institutions specify, among other things, that outsourcing services providers should comply with the banking regulations and accept the supervision and review as conducted by CBRC, the failure of which would cause such outsourcing services providers to be disqualified for incorporating their services into the supervision and evaluation scope of CBRC, and CBRC will not accept their applications for incorporating their outsourcing services into its supervision and evaluation scope within five years.

Regulations Related to Land Use Rights

        On June 11, 2003, the Ministry of Land and Resources, or the MLR promulgated the Regulation on Grant of State-owned Land Use Rights by Agreement, which became effective on August 1, 2003. According to such regulation, the land use rights (excluding land use rights used for business purposes, such as commercial, tourism, entertainment and commodity residential properties) may be granted by way of agreement. The local land bureau and the intended user will negotiate the land premium which shall not be lower than the minimum price approved by the relevant government and enter into the grant contract. Upon signing of the contract for the grant of land use rights, the grantee is required to pay the land premium pursuant to the terms of the contract and the contract is then submitted to the relevant local land bureau for the issue of the land use right certificate. Upon expiration of the term of grant, the grantee may apply for renewal of the term. Upon approval by the relevant local land bureau, a new contract shall be entered into to renew the grant, and a grant premium shall be paid.

        If two or more entities are interested in the land use rights proposed to be granted, such land use rights shall be granted by way of tender, auction or putting up for bidding. Furthermore, according to the Rules Regarding the Grant of State-owned Land Use Rights by Way of Tender, Auction and Listing-for-Sale, or the Land Use Grant Rules, which are effective from July 1, 2002, land use rights for properties for commercial use, tourism, entertainment and commodity residential purposes can only be granted through tender, auction and listing-for-sale.

        After land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee.

        According to the Land Registration Regulations promulgated by the State Land Administration Bureau, the predecessor of the MLR, on December 28, 1995 and implemented on February 1, 1996, the Land Registration Measures promulgated by MLR on December 30, 2007 and effective on February 1, 2008, all land use rights which are duly registered are protected by the law, and the land registration is achieved by the issue of a land use right certificate by the relevant authority to the land user.

        Under the Administration Law of Urban Real Property of the People's Republic of China, which was issued by the Standing Committee of the National People's Congress on August 30, 2007 and amended on August 27, 2009, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments, or preliminary work necessary for the commencement of construction.

Regulations Related to Leases

        According to the Contract Law of the People's Republic of China promulgated by the National People's Congress on March 15, 1999 and effective from October 1, 1999, the lease agreement shall be in writing if its term is over six months, and the term of any lease agreement shall not exceed twenty years. During the lease term, any change of ownership to the leased property does not affect the validity of the lease contract. The tenant may sub-let the leased property if it is agreed by the landlord and the lease agreement between the landlord and the tenant is still valid and binding. When the landlord is to sell a leased housing under a lease agreement, it shall give the tenant a reasonable advance notice before the sale, and the tenant has the priority to buy such leased housing on equal conditions. The tenant must pay rent on time in accordance with the lease contract. In the event of default of rental payment without reasonable cause, the landlord may ask the tenant to pay within a reasonable period of time, failing which the landlord may terminate the lease. The landlord has the right to terminate the lease agreement if the tenant sub-lets the property without consent from the landlord, or causes loss to the leased properties resulting from its using the property not in compliance with the usage as stipulated in the lease agreement, or defaults in rental payment after the reasonable period as required by the landlord, or other circumstances occurs allowing the landlord terminate the lease agreement under relevant PRC laws and regulations, or otherwise, if the landlord wishes to terminate the lease before its expiry date, prior consent shall be obtained from the tenants.

        On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to the Administrative Measures for Leasing of Commodity Housing, the landlords and tenants are required to enter into lease contracts which must contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect alteration registration, extension of registration or deregistration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

Regulations Related to Intellectual Property Rights

        The State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

        On March 1, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MIIT in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

        The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

        The MIIT amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a "first-apply-first-registration" basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

        On June 29, 2007, the Standing Committee of the National People's Congress, or SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

        Pursuant to the LCL, employment contracts lawfully concluded prior to the implementation of the LCL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the LCL but no written employment contract was concluded, a contract must be concluded within one month after the LCL's implementation.

        According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

        Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

        Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the People's Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

        In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

        In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

        In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

        On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Circular 37

        On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

        On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Share Option Rules

        Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies issued by SAFE on February 15, 2012, or the Share Option Rules, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Dividend Distribution

        The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

        Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

        In March 2007, the National People's Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

        The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

        Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as "beneficial owners" may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a "conduit company" from being considered as a "beneficial owner" and a "beneficial owner" analysis shall be conducted on a case-by-case basis following the "substance-over-the-form" principle.

Value-Added Tax and Business Tax

        Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

        In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM's approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
William Wei Huang	48	Co-chairman and chief executive officer
Daniel Newman	55	Chief financial officer
Sio Tat Hiang	68	Co-chairman
Erik Ho Ping Siao	65	Director
Peter Ping Hua	52	Director
Hua Chen	51	Director
Satoshi Okada	57	Director
Bruno Lopez	51	Director
Lee Choong Kwong	59	Director
Lim Ah Doo	66	Director

        Mr. William Wei Huang is our founder, a co-chairman of our board of directors and, since 2002, has served as our chief executive officer. Since 2004, Mr. Huang has also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China, as a vice president of Ego Electronic Commerce Co., Ltd., and as general manager of Shanghai Huayang Computer Co., Ltd.

        Mr. Daniel Newman has served as the chief financial officer of GDS since September 2011. Prior to joining us in this capacity, Mr. Newman acted as an advisor to GDS from 2009 to 2011. From 2008 to 2009, Mr. Newman served as a managing director at Bank of America Merrill Lynch with responsibility for investment banking clients in the telecom, media, and technology sectors in Asia. From 2005 to 2007, Mr. Newman acted as an advisor in the chairman's office of Reliance Communications in Mumbai, India. From 2001 to 2005, Mr. Newman served as a managing director at Deutsche Bank with responsibility for investment banking clients in the telecom and media sectors in Asia. Mr. Newman previously worked as an investment banker at Salomon Brothers (and its successors) from 1997 to 2001 and at S.G. Warburg (and its successors) from 1983 to 1997 in London and Hong Kong. Mr. Newman received his bachelor's degree in history from Bristol University in the UK in 1983.

        Mr. Sio Tat Hiang has been co-chairman of the board of directors of our company since 2014. Mr. Sio is the Executive Director of ST Telemedia. In this role, he provides strategic direction and overall leadership of ST Telemedia. Under his guidance, ST Telemedia has redefined and broadened its business focus into strategic areas that better position ST Telemedia's portfolio for continued growth and long-term success in the digital economy. Mr. Sio currently also sits on the Board of Asia Mobile Holdings Pte. Ltd., StarHub Ltd, TeleChoice International Limited and U Mobile Sdn Bhd. Prior to ST Telemedia, Mr. Sio served as Vice President of Corporate Finance at Singapore Technologies Pte. Ltd., or ST, where he oversaw ST's treasury and investment management functions. His role was later expanded to include Director of Strategic Investment and Group Treasurer. He graduated with a Bachelor of Business Administration with Honours from the National University of Singapore and attended the London Business School Senior Management Programme.

        Mr. Erik Ho Ping Siao has been a director of our company since 2007. Between 2002 and 2007, Mr. Siao worked as an investment consultant. For more than ten years prior to 2002, Mr. Siao served as the Senior Vice President and Director of China Operation at Ecoban Finance Limited in New York, which was a member of SK Group of South Korea. Prior to 1987, Mr. Siao served as the Vice President of ContiTrade

Services Corp. in New York, aka Merban Corp., which was a member of Continental Grain Company. Mr. Siao received a master's degree in international management with distinction from The American Graduate School of International Management, also known as Thunderbird, in 1982.

        Dr. Peter Ping Hua has been a director of our company since 2007. Dr. Hua is currently a managing partner of SB China Capital (previously known as SB China Venture Capital). Since joining SB China Capital in 2000, he has led the investment into many high-tech companies in IT, healthcare, and cleaner technologies sectors, including Dian Diagnostics, BGI, Edan, Navinfo, Shenwu, Longxin, GDS Holdings and PPTV. Prior to joining SBCVC, he was with McKinsey & Company and Siemens (USA). Dr. Hua holds B.S. from Shanghai Jiao Tong University, MBA from Kellogg School of Management, Northwestern University, Ph. D. from University of Wisconsin.

        Ms. Hua Chen has been a director of our company since May 2016. Ms. Chen has been the chief financial officer and operating partner of SBCVC since 2010. Ms. Chen currently serves as a director at various entities, including serving as an independent director of Technovator International Limited, director of Xi'An Kanghong New Material Technology Co. Ltd., director of Zhangjiagang Glory Biomaterial Co., Ltd., director of Zhangjiagang Meijingrong Chemical Co., Ltd., and director of Tianjin Century Dragon Pharmaceutical Co., Ltd. Prior to join SBCVC, Ms. Chen was a director and chief financial offer in the asset management division of Credit Suisse. She was a Tax Consulting Manager of Arthur Andersen LLP and Ernst & Young LLP. Ms. Chen holds B.S. degrees in accounting and finance from New York University Stern Business School, and M.S. degree in taxation from Fordham University. Ms. Chen is a certified public accountant in the United States.

        Mr. Satoshi Okada has been a director of our company since 2014. Mr. Okada previously served as executive vice president of SOFTBANK Group's e-commerce business planning in Japan since April 2000. Prior to that, he held various management positions within the SOFTBANK Group. He also previously held directorship in Ariba Japan and Deecorp Limited, companies engaging in the businesses of technology and software, respectively. Mr Okada also was represented SoftBank serves as a director on the board of Alibaba.com while it was a public company in Hong Kong. Before joining the SOFTBANK Group, Mr. Okada was chief executive officer and president of NetIQ KK, the Japanese subsidiary of NetIQ Corporation, a provider of e-business infrastructure management software. Mr. Okada is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

        Mr. Bruno Lopez has been a director of our company since 2014. Mr. Lopez is the chief executive officer of ST Telemedia's Data Centre business—STT Global Data Centres. In the past two years, Mr. Lopez led ST Telemedia in its strategy to build a portfolio of integrated data centres across a global platform in Singapore, UK and also in China through GDS Holdings. Prior to joining ST Telemedia, Mr Lopez held several senior operational and management positions in the telecommunications arm of Singapore-listed conglomerate, Keppel T&T from 1995 to April 2014. In his last position in Keppel T&T, as the executive director and chief executive officer of Keppel Data Centres, Mr Lopez was responsible for developing Keppel's data centre business in Asia and Europe across key first tier cities servicing some of the largest blue chip customers. In 2010, Mr. Lopez set up Securus Data Property Fund, a data centre-specific investment fund focused on the acquisition of high quality data centre assets in Asia-Pacific and Europe. Prior to his departure from Keppel T&T, Mr Lopez also played a key role in preparing the business of Keppel Data Centres for a REIT listing on the Singapore Exchange after establishing a data centre development platform for future growth. He holds a Bachelor of Arts with Honours from National University of Singapore and a Masters in Human Resource from Rutgers University, US.

        Mr. Lee Choong Kwong has been a director of our company since 2014. Mr. Lee is ST Telemedia's executive vice president for China. He is responsible for China investments and business development. Mr. Lee brings with him more than 15 years of China business experience. He played a key role in ST Telemedia's investments in the Chinese market with China Unicom and China Huaneng. Prior to joining

ST Telemedia, Mr. Lee led ST Electronics & Engineering's research and development team, and held various senior managerial positions in project management and operations with ST Ventures. Mr. Lee holds a Bachelor of Electrical & Electronic Engineering degree from the National University of Singapore (NUS), and a UCLA-NUS Executive MBA.

        Mr. Lim Ah Doo has been a director of our company since 2014. Mr. Lim is currently an independent non-executive director of ARA-CWT Trust Management (Cache) Limited, GP Industries Limited, SM Investments Corporation, Sembcorp Marine Ltd, U Mobile Sdn Bhd, Bracell Limited (formerly known as Sateri Holdings Limited) and Singapore Technologies Engineering Ltd. He also chairs the audit committees of ARA-CWT Trust Management (Cache), GP Industries and U Mobile, and is also a member of the audit committee of Singapore Technologies Engineering, Sembcorp Marine and SM Investments Corporation. He is also a member of the Ethics Sub-Committee, Public Accountants Oversight Committee, Singapore. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). He also chaired the Singapore Investment Banking Association in 1994. From 2003 to 2008, he was president and then vice chairman of the RGM group, a leading global resource-based group. Mr. Lim holds an honours degree in Engineering from the Queen Mary College, University of London in 1971, and a Master in Business Administration from the Cranfield School of Management in 1976.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  conducting and managing the business of our company;

  •
  representing our company in contracts and deals;

  •
  appointing attorneys for our company;

  •
  select senior management such as managing directors and executive directors;

  •
  providing employee benefits and pension;

  •
  managing our company's finance and bank accounts;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  exercising any other powers conferred by the shareholders meetings or under our Amended and Restated Memorandum and Articles of Association.

Terms of Directors and Executive Officers

        We may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed by the Board holds office until the next following annual general meeting of our company and would be eligible for re-election. A director may be removed by way of an ordinary resolution of the Members before the expiration of his period of office. We may increase or reduce the number of Directors in general meeting by ordinary resolution but the number of Directors shall never be less than two (2). There is no maximum number of Directors.

Board Committees

        Our board of directors has established an audit committee, a remuneration committee and an executive committee. We currently do not plan to establish a nominating committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under                . This home country practice of ours differs from                regarding implementation of a nominating committee and the director nomination process, because there are no specific requirements under Cayman Islands law on the establishment of a nominating committee and the director nomination process.

Audit Committee

        Our audit committee will initially consist of                , and                . will be the chairman of our audit committee. and                 satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. and satisfy the requirements for an "independent director" within the meaning of                and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  selecting the independent auditor;

  •
  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

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  annually reviewing the independent auditor's report describing the auditing firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

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  setting clear hiring policies for employees and former employees of the independent auditors;

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  reviewing with the independent auditor any audit problems or difficulties and management's response;

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  reviewing and, if material, approving all related party transactions on an ongoing basis, including transactions with EDC Holding or any of its subsidiaries;

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  reviewing and discussing the annual audited financial statements with management and the independent auditor;

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  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

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  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

  •
  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within

    U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

  •
  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor; and

  •
  reporting regularly to the full board of directors.

Remuneration Committee

        Our remuneration committee will initially consist of                , and                . is the chairman of our remuneration committee. and satisfy the requirements for an "independent director" within the meaning of                 .

        Our remuneration committee is responsible for, among other things:

  •
  reviewing, evaluating and, if necessary, revising our overall compensation policies;

  •
  reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

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  reviewing and approving our senior officers' employment agreements with us;

  •
  setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and

    such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Executive Committee

        Our executive committee will initially consist of                , and                . William Wei Huang, our chief executive officer, is the chairman of our executive committee.

        The executive committee functions primarily as an advisory body to our board of directors to oversee the business of our group companies. The executive committee shall also provide consultation and recommendations to our board of directors on operating and strategic matters for any of our group companies, acting within authorities delegated to it by our board of directors. In addition, the executive committee shall have such other authority as may be delegated to it by our board of directors from time to time. Our executive committee is responsible for, among other things, advising, providing consultation and recommendations to our board of directors on:

  •
  operational performance of any of our group companies;

  •
  appropriate strategies for any of our group companies;

  •
  strategic business and financing plans and annual budget of any of the group companies;

  •
  acquisitions, dispositions, investments and other potential growth and expansion opportunities for any of our group companies;

  •
  capital structure and financing strategy of our group companies, including any debt, equity or equity-linked financing transactions, as well as any issuance, repurchase, conversion or redemption of any equity interests or debt of any of our group companies;

  •
  any material litigation or other legal or administrative proceedings to which any of our group companies is a party;

  •
  entry into any material contracts exceeding the approval authority of our chief executive officer or its equivalent, the chief financial officer, and all the other senior officers of any of our group companies reporting directly to the chief executive officer;

  •
  entry into or agreeing to any transaction between any of our group companies and any shareholder, director, officer or affiliate of us or of any affiliate thereof;

  •
  reporting regularly to our board of directors; and

  •
  any other responsibilities as are deleted to the executive committee by our board of directors from time to time.

Corporate Governance

        Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our web site.

        In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

        The directors may determine remuneration to be paid to the directors. The remuneration committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

        There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements.

        We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time without remuneration for certain acts, such as a material breach of our company's employment principles, policies or rules, a material failure to perform his or her duties or misappropriation or embezzlement or a criminal conviction. We may also terminate any executive officer's employment without cause or due to a change of control event involving our company by giving a thirty-day written notice. In such cases, an executive officer is entitled to severance payments and benefits.

An executive officer may terminate his or her employment at any time by giving a one-month written notice under certain specified circumstances, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

        Our executive officers have also agreed not to engage in any activities that compete with us or to directly or indirectly solicit the services of any of our employees, for a period of years after the termination of employment. Each executive officer has agreed to hold in strict confidence any trade secrets of our company, including technical secrets, marketing information, management information, legal information, third-party business secrets and other kinds of confidential information. Each executive officer also agrees to perform his or her confidentiality obligation and protect our company's trade secrets in a way consistent with the policies, rules and practices of our company. Breach of the above confidentiality obligations would be deemed as material breach of our company's employment policies and we are entitled to seek legal remedies.

Compensation of Directors and Executive Officers.

        In 2015, we and our subsidiaries paid aggregate cash compensation of approximately US$1,324,680 to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We set aside an aggregate of US$95,539 for pensions, retirement or other benefits for our directors and executive officers in 2015.

        For information regarding options granted to our directors and executive officers, see "—Share Incentive Plan."

Share Incentive Plan

        Our equity incentive plan adopted in 2014, or the share incentive plan, provides for the grant of options, share appreciation rights or other share-based awards, which we refer to collectively as equity awards. Up to 29,240,000 ordinary shares upon exercise of equity awards may be granted under our share incentive plan. We believe that the plan will aid us in recruiting, retaining and motivating key employees, directors and consultants of outstanding ability through the granting of equity awards.

Administration

        Our share incentive plan is administered by our board of directors (only with respect to options to be granted on the date of the completion of this offering), the remuneration committee, or any subcommittee thereof to whom the board or the remuneration committee shall delegate the authority to grant or amend equity awards. The plan administrator is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan, as well as determine the provisions, terms and conditions of each award consistent with the provisions of the plan.

Change in Control

        In the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions, as determined by the plan administrator, will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, immediately prior to such change in control. The plan administrator may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter. A "change in control" under the share incentive plan is defined as (1) the sale of all or substantially all of our assets, (2) any person or group (other than certain permitted holders) becomes the beneficial owner of more than 50% of the total voting power of our voting stock or (3) a majority of our board of directors cease to be continuing directors during any period of two consecutive years.

Term

        Unless terminated earlier, our share incentive plan will continue in effect for a term of five years from the date of its adoption.

Vesting Schedule

        In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Amendment and Termination of Plan

        Our board of directors may at any time amend, alter or discontinue our share incentive plan, subject to certain exceptions.

Granted Options

        The total number of shares that may be issued under our share incentive plan is 29,240,000. As of the date of this prospectus, options to purchase 29,240,000 ordinary shares were granted and outstanding, out of which 28,173,333 share options were fully vested and 1,066,667 share options were not vested.

        The table below summaries, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Number of Securities underlying unexercised options exercisable(1)	Option Exercise Price		Grant Date	Option Expiration Date
William Wei Huang	Co-chairman and chief executive officer	4,186,253 7,114,840	US$ US$	0.7792 0.7792	July 1, 2014 May 1, 2016	July 1, 2019 May 1, 2021
Daniel Newman	Chief financial officer	*	US$	0.7792	July 1, 2014	July 1, 2020
Satoshi Okada	Director	*	US$	0.7792	July 1, 2014	July 1, 2019

*
Less than 1% of our outstanding shares assuming conversion of all convertible redeemable preferred shares into ordinary shares.

(1)
Note: Fully vested.

        As of the date of this prospectus, individuals other than our directors and executive officers as a group hold options to purchase a total of 13,696,907 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially 5.0% or more of our ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

        The total number of ordinary shares outstanding as of the date of this prospectus is 567,075,599, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

        The total number of ordinary shares outstanding after completion of this offering will be              , assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent
Directors and Executive Officers**:
William Wei Huang(1)	78,891,429	13.6%
Daniel Newman(2)	9,072,000	1.6%
Sio Tat Hiang	—	—
Erik Ho Ping Siao	—	—
Peter Ping Hua	—	—
Hua Chen	—	—
Satoshi Okada(3)	*	*
Bruno Lopez	—	—
Lee Choong Kwong	—	—
Lim Ah Doo	*	*
Directors and Executive Officers as a Group(4)	90,971,076	15.6%
Principal Shareholders:
STT GDC(5)	238,526,241	42.1%
SoftBank China Venture Capital(6)	102,770,490	18.1%
Global Data Solutions Limited(7)	91,237,709	16.1%
EDC Group Limited(8)	42,975,884	7.6%

*
Beneficially owns less than 1% of our outstanding shares.

**
The business address for our directors and executive officers is at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People's Republic of China.

(1)
Represents (i) 3,286,144 of the ordinary shares held by Global Data Solutions Limited, a limited liability company established in the Cayman Islands, (ii) 42,975,884 of the ordinary shares held by EDC Group Limited, a limited liability company established in the British Virgin Islands, (iii) 21,328,308 of the ordinary shares held by GDS Enterprises Limited, a limited liability company established in the British Virgin Islands, and (iv) 11,301,093 of ordinary shares underlying share options exercisable within 60 days after the date of this prospectus held by Treasure Luck Investment Corporation, a limited liability company established in the British Virgin Islands, which Mr. Huang is the sole beneficial owner. Mr. Huang indirectly holds approximately 3.60% of the ordinary shares of Global Data Solutions Limited, which holds approximately 16.09% of our ordinary shares. Mr. Huang is the sole beneficial owner of both EDC Group Limited and GDS Enterprises Limited. Global Data Solutions Limited and EDC Group Limited are further described in footnotes 7 and 8 below, respectively.

(2)
Represents (i) 6,000,000 of the ordinary shares held by Ofira Capital Limited, a limited liability company established in the British Virgin Islands, and (ii) 3,072,000 of ordinary shares underlying share options exercisable within 60 days after the date of this prospectus held by Mr. Newman. Mr. Newman is the sole beneficial owner of Ofira Capital Limited.

(3)
Represents ordinary shares underlying share options exercisable within 60 days after the date of this prospectus held by Mr. Okada.

(4)
Represents ordinary shares beneficially held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days after the date of this prospectus held by all of our directors and executive officers as a group.

(5)
Represents 238,526,241 ordinary shares upon conversion of 238,526,241 Series C preferred shares that are beneficially owned by STT GDC, a limited liability company established in Singapore and wholly owned subsidiary of ST Telemedia. The registered address of STT GDC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192.

(6)
Represents 21,844,099 ordinary shares upon conversion of 21,844,099 Series A preferred shares held by SBCVC Fund II, L.P., 6,916,645 ordinary shares upon conversion of 6,916,645 Series A* preferred shares held by SBCVC Company Limited, 2,576,483 ordinary shares upon conversion of 2,576,483 Series B preferred shares held by SBCVC Fund II-Annex, L.P., 5,763,871 ordinary shares upon conversion of 5,763,871 Series B1 preferred shares held by SBCVC Company Limited, 5,763,871 ordinary shares upon conversion of 5,763,871 Series B1 preferred shares held by SBCVC Venture Capital, 10,435,639 ordinary shares upon conversion of 10,435,639 Series B2 preferred shares held by SBCVC Company Limited, 14,076,620 ordinary shares upon conversion of 14,076,620 Series B4 preferred shares held by SBCVC Fund III L.P., and 35,393,262 ordinary shares upon conversion of 35,393,262 Series B5 preferred shares held by SBCVC Fund III L.P. We collectively refer to SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III L.P. as SoftBank China Venture Capital. The registered address of SoftBank China Venture Capital is Suite 15 A-C, 15/F HuaMin Empire Plaza, 728 West Yan An Road, Shanghai 200050, PRC.

(7)
Represents 91,237,709 ordinary shares held by Global Data Solutions Limited, a limited liability company established in the Cayman Islands. Global Data Solutions Limited is owned by its respective shareholders, including, among others, Mr. William Wei Huang, our co-chairman and chief executive officer. Voting and investment power of the shares held by Global Data Solutions Limited is exercised by its board of directors, which consists of William Wei Huang, Alan Song, Erik Ho Ping Siao, Qihang Chen and Xu Zhang, each of whom disclaims beneficial ownership of the ordinary shares held by Global Data Solutions Limited except to the extent of their respective pecuniary interest therein. The registered address of Global Data Solutions Limited is Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman KY1-1111.

(8)
Represents 42,975,884 ordinary shares held by EDC Group Limited, a limited liability company established in the British Virgin Islands. Mr. Huang is the sole beneficial owner EDC Group Limited. The registered address of EDC Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares are held by record holders in the United States. Except as stated in the footnotes to the table above, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

        None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        We have outstanding convertible bonds in the aggregate principal amount of US$150.0 million due December 30, 2019. We may, at our option, require the original subscribers, STT GDC to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, Ping An Insurance to subscribe for an additional amount as to US$50.0 million, at any time until September 30, 2016. In addition, following this offering, we may require the conversion of the bonds assuming the average per-ordinary-share-

equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68 and we exercise our right to cause STT GDC and Ping An Insurance to convert the bonds. If the bondholders elect to convert, or we cause the bondholders to convert, their bonds, up to 89,538,233 ordinary shares will be issued. The conversion of the bonds would result in substantial dilution of our ADSs and ordinary shares and a decline in their market price. There can be no certainty as to whether the bondholders will elect to convert, or if we will be entitled to cause the bondholders to convert, their bonds at the time of or after the completion of this offering.

Historical Changes in Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

        In December 2013, we made a prepayment of RMB320.0 million to EDC Holding under a service agreement where we were a customer of EDC Holding. The prepayment covered a two-year service period from 2014 to 2015. During the six-month period ended June 30, 2014, EDC Holding provided services to us amounting to RMB55.9 million.

        During the six-month period ended June 30, 2014, the Company provided loans to EDC Holding amounting to RMB307.0 million. Interest income on the loans amounted to RMB4.3 million.

        In January 2013, EDC Holding provided a loan of US$8.0 million to the Company. During the six-month period ended June 30, 2014, interest expenses on the loan amounted to RMB0.2 million.

        At the acquisition date, such balances were effectively settled and eliminated upon consolidation.

        Short-term loans of RMB259.0 million and RMB247.0 million (US$38.1 million) as of December 31, 2014 and 2015 were guaranteed by Mr. William Wei Huang.

        Long-term loans of RMB15.0 million and RMB195.0 million (US$30.1 million) as of December 31, 2014 and 2015 were guaranteed by Mr. William Wei Huang.

Transactions with Our Shareholders

        In August 2014, we repurchased 13,905,901 Series A preferred shares, 4,403,119 Series A* preferred shares, 1,640,183 Series B preferred shares, 7,338,532 Series B1 preferred shares, 6,643,303 Series B2 preferred shares and 8,961,143 Series B4 preferred shares at US$1.0365 per share, for a cash consideration of US$44.5 million, from SBCVC Company Limited, SBCVC Venture Capital, SBCVC Fund II, L.P., and SBCVC Fund III, L.P. As of December 31, 2014, outstanding consideration payable to certain of these SBCVC entities amounted to RMB23.3 million (US$3.8 million), which was fully settled in 2015.

        During the year ended December 31, 2015, we borrowed a loan of US$10.0 million from STT GDC. The interest expenses on the loan amounted to US$0.4 million. As of December 31, 2015, the amount due to STT GDC comprised an outstanding short-term loan balance of US$10.0 million and accrued loan interest of US$0.4 million.

        On January 29, 2016, we received the second tranche of US$50.0 million from STT GDC to subscribe for convertible and redeemable bonds due 2019, of which US$10.0 million was used to settle the outstanding short-term loan of US$10.0 million.

Contractual Arrangements with Our Consolidated VIEs and their Shareholders

        See "Our History and Corporate Structure—Variable Interest Entity Contractual Arrangements."

Private Placement

        See "Description of Share Capital—History of Securities Issuances."

Members (Shareholders) Agreements

        See "Description of Share Capital—Registration Rights."

Employment Agreements

        See "Management—Qualification—Employment Agreements."

Share Options

        See "Management—Share Incentive Plan."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital was US$51,310 divided into 675,636,564 ordinary of nominal or par value of US$0.00005 each, 29,635,045 Series A preferred shares of nominal or par value of US$0.00005 each, 6,916,645 Series A* preferred shares of nominal or par value of US$0.00005 each, 2,576,483 Series B preferred shares of nominal or par value of US$0.00005 each, 11,527,742 Series B1 preferred shares of nominal or par value of US$0.00005 each, 10,435,639 Series B2 preferred shares of nominal or par value of US$0.00005 each, 14,076,620 Series B4 preferred shares of nominal or par value of US$0.00005 each, 35,393,262 Series B5 preferred shares of nominal or par value of US$0.00005 each, and 240,000,000 Series C preferred shares of a nominal or par value of US$0.00005 each. As of the date of this prospectus, there were 217,987,922 ordinary shares and 349,087,677 preferred shares issued and outstanding. Upon the closing of this offering, we will have             ordinary shares issued and outstanding (or             ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of outstanding options under our share incentive plan as of the closing of this offering. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$            divided into            ordinary shares with a par value of US$0.00005 each.

        Our memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the articles of association.

Voting Rights

        Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

        Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  the ordinary shares transferred are fully paid and free of any lien in favor of us; and

  •
  any fee related to the transfer has been paid to us; and

  •
  the transfer is not to more than four joint holders.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

        If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

        Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See "Where You Can Find More Information."

Changes in Capital

        We may from time to time by ordinary resolution:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

        We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the [NYSE/NASDAQ] rules in lieu of following home country practice after the closing of this offering. The [NYSE/NASDAQ] rules require that every company listed on the [NYSE/NASDAQ] hold an annual general meeting of shareholders. In addition, our articles of association [allow] directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

        The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

        [Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.]

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our articles of association allow our shareholders to requisition a shareholders' meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under the Companies Law of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

        The following is a summary of our securities issuances since our inception.

Ordinary Shares

        On December 1, 2006, we issued one share to Codan Trust Company (Cayman) Limited, and such share was transferred to Alan Song the same day. On December 19, 2006, we issued a total of 110,000,000 ordinary shares, with nominal or par value of US$0.00005, to Global Data Solutions Limited.

        On June 30, 2014, we issued 88,352,558 ordinary shares to Brilliant Wise Holdings Limited as part of consideration to acquire EDC Holding.

Preferred Shares

        Series A Preferred Shares.    On January 31, 2007, we issued 63,250,000 Series A preferred shares for an aggregate purchase price of US$23,000,000, or at US$0.363636 per share to certain investors, including to SBCVC Fund II, L.P. and International Finance Corporation.

        Series B Preferred Shares.    On March 18, 2011, we issued 11,550,000 Series B preferred shares for an aggregated purchase price of US$9,000,000, or at US$0.77922 per share to certain investors, including SBCVC Fund II-Annex, L.P. and International Finance Corporation.

        Series A*, B1, B2, B3 and B4 Preferred Shares.    In connection with our acquisition of EDC Holding, we altered our authorized share capital from comprising ordinary shares, Series A and Series B preferred shares, to comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3 and

Series B4 preferred shares. Accordingly, Series A*, Series B1, Series B2, Series B3 and Series B4 preferred shares were newly added to our previously authorized share capital.

        On June 30, 2014, we acquired EDC Holding from its shareholders whereby we issued shares to EDC Holding's shareholders in exchange for their shares in EDC Holding. Pursuant to the terms of the agreement, we issued 199,163,164 shares in exchange for approximately 93% of the shares in EDC Holding which we did not already own. Accordingly, we issued 88,352,558 ordinary shares to Brilliant Wise Holdings Limited, 11,319,764 Series A* preferred shares to SBCVC Company Limited, 2,829,941 Series A* preferred shares to International Finance Corporation, 9,433,137 Series B1 preferred shares to SBCVC Company Limited, 9,433,137 Series B1 preferred shares to SBCVC Venture Capital, 15,093,019 Series B1 preferred shares to International Finance Corporation, 8,539,471 Series B2 preferred shares to International Finance Corporation, 17,078,942 Series B2 preferred shares to SBCVC Company Limited, 14,045,432 Series B3 preferred shares to International Finance Corporation, and 23,037,763 Series B4 preferred shares to SBCVC Fund III L.P.

        Series B5 and Series C Preferred Shares.    In connection with our issuance of Series C preferred shares, we altered our authorized share capital from comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3 and Series B4 preferred shares, to comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3, Series B4, Series B5 and Series C preferred shares. Accordingly, Series B5 and Series C preferred shares were newly added to our previously authorized share capital.

        On August 13, 2014, SBCVC Fund III L.P. purchased 18,698,485 of our Series A, Series A* and Series B3 preferred shares from certain of our investors, all of which preferred shares were redesignated as Series B5 preferred shares.

        On August 13, 2014, we repurchased 93,811,462 shares from certain of our investors, which include 18,762,292 ordinary shares, 23,533,064 Series A preferred shares, 5,503,899 Series A* preferred shares, 8,413,412 Series B preferred shares, 13,209,358 Series B1 preferred shares, 9,964,954 Series B2 preferred shares, 5,463,340 Series B3 preferred shares and 8,961,143 Series B4 preferred shares for a total consideration of US$97,237,644.

        On August 13, 2014, we issued 238,526,241 Series C preferred shares for an aggregate purchase price of US$247,237,696, or at US$1.036522 per share to STT GDC.

        On December 22, 2014, International Finance Corporation transferred and sold its equity interests in GDS Holdings Limited in the form of 1,310,083 Series A, 560,105 Series B, 9,222,193 Series B1, 5,217,820 Series B2 and 384,576 Series B3 preferred shares to SBCVC Fund III, L.P. All of the preferred shares so transferred were reclassified and re-designated as 16,694,777 Series B5 preferred shares.

        In connection with and subsequent to the issuance of Series C preferred shares, holders of our preferred shares entered into voting agreements and agreements regarding rights of first refusal and co-sale rights. These voting agreements and the rights of first refusal and co-sale rights will terminate upon the closing of this offering.

        Prior to the closing of this offering, holders of each series of preferred shares may elect to convert part or all of the preferred shares held by them into our ordinary shares at a 1:1 share conversion ratio. Each preferred share not so converted will automatically convert into our ordinary shares at the 1:1 share conversion ratio immediately prior to the closing of this offering. All preferred shares converted into ordinary shares within twelve months after the closing of this offering will be subject to a lock-up period of 180 days after the date of this prospectus.

Note Financing

        On December 11, 2012, we issued and sold an aggregate principal amount of US$10.5 million bonds due 2014, par value US$10,000 per note, in a private placement to Best Million Group Limited. The bonds due 2014 had a maturity date of June 10, 2014 and carried interest at 10% per annum. Upon maturity, the carrying amount of the bonds due 2014 was US$10.5 million and we repaid a portion of the bonds due 2014 amounting to US$0.7 million. On June 11, 2014, we issued and sold to the same investor in an aggregate principal amount of US$30.2 million bonds due 2015 of which a portion was to settle the remaining unpaid portion of the bonds due 2014 of US$9.8 million and unpaid interest payable on the bonds due 2014 of US$1.6 million.

        Prior to June 10, 2015, the holder of bonds due 2015 had the right to exchange the bonds into our ordinary shares in the event of a QIPO or private placement. The price used to determine the number of ordinary shares issued in exchange for the bonds is equal to 70% of the QIPO price or 70% of the share issuance price of the private placement.

        In August 2014, we conducted a private placement of 238,526,241 Series C redeemable preferred shares, or Series C preferred shares. Upon the issuance of Series C preferred shares, the holder of the bonds due 2015 exchanged outstanding principal amount of the bonds due 2015 of US$27.9 million for 38,397,655 ordinary shares. The number of ordinary shares issued was based on US$0.72557, or 70% of the issuance price of Series C preferred shares of US$1.036522. The holder waived its right to exchange the remaining bonds due 2015 of US$2.3 million for ordinary shares of the Company.

        On June 10, 2015, we fully redeemed the remaining bonds due 2015 of US$2.3 million upon maturity.

Convertible Bonds

        On December 30, 2015 and January 29, 2016, we issued and sold convertible and redeemable bonds due 2019 in aggregate principal amount of US$150.0 million, which bonds were subscribed by Ping An Insurance and STT GDC as to US$100.0 million and US$50.0 million, respectively. We may, at our option, require STT GDC to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, Ping An Insurance to subscribe for an additional amount of these bonds as to US$50.0 million, at any time within the nine month period following the date of issue, or until September 30, 2016. Under the terms of the bonds, Ping An Insurance is entitled to appoint one observer to attend meetings of our board of directors.

        The bonds are repayable four years from the date of issue, i.e. on December 30, 2019, and may be converted at a set conversion price of US$1.68 per share (subject to adjustments arising from any share consolidation, sub-division or distributions by way of shares) at any time between the date on which this offering is completed and December 30, 2019. Any share issued pursuant to the conversion of these bonds by a holder who is not our existing shareholder within twelve months after the closing of this offering will be subject to a lock-up period expiring on the first anniversary of this offering's closing date. We also may mandate each of Ping An Insurance and STT GDC to convert their bonds into shares if our post-offering share price is US$2.10 (i.e. the set conversion price of US$1.68 × 125%) or higher for a period of ten (10) consecutive trading days following this offering.

        The bonds bear two components of interest on the principal amount, (i) interest payable in cash semi-annually at a rate of 5% per annum, and (ii) interest accruing semi-annually at a rate of 5% per annum. Such accrued interest is (i) in the case of cash redemption, payable in cash on December 30, 2019, and (ii) in the case of conversion, capitalized and paid in shares upon conversion of the bonds.

        We plan to use the proceeds of the bonds for data center development, repayment of indebtedness, and to fund our working capital. As security for the bonds, we pledged our entire equity interest in the registered capital of EDC China Holdings Limited, a limited company incorporated in Hong Kong, which is wholly owned by EDC Holding.

Registration Rights

        Pursuant to our amended members agreement entered into in May 19, 2016, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from preferred shares, for a period of up to five years from the closing of the offering. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

        Under the terms of the amended members agreement dated May 19, 2016, among us and our existing shareholders, certain holders of our registrable securities, at any time from after the earlier of (i) 6 months after this offering and (ii) 3 years after August 13, 2014, until the date that is five years after the closing of this offering, have the right to demand that we file a registration statement under the Securities Act covering the registration of all or part of their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Piggyback Registration Rights

        If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee incentive plan, corporate reorganization or demand registration then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Such requests for registrations are not counted as demand registrations.

Form S-3/F-3 Registration Rights

        When eligible for use of form S-3/F-3, holders of our registrable securities then outstanding may request in writing that we effect a registration on Form S-3/F-3 so long, among other things, the gross proceeds of the securities to be sold under the registration statement exceeds US$1 million. We, however, are not obligated to effect a registration on Form S-3/F-3 if, among other things, we have already effected a registration within any six-month period preceding the date of the registration request. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

        Registration pursuant to Form F-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3 registration rights.

Expenses of Registration

        We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 registration, except that the requesting holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, unless subject to certain exception, if the registration request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered.

Differences in Corporate Law

        The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his or her shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offer or may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

        Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our articles of association allow our shareholders to requisition a shareholders' meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under the Companies Law of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find More Information."

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                    , as depositary, will register and deliver the ADSs. Each ADS will represent an ownership interest in ordinary shares deposited with, as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at                . The principal executive office of the depositary is located at                .

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder's rights. Cayman Islands law governs shareholders' rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have an ADS holder's rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holders' rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find More Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.   The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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  Other Distributions.  Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the deposited securities. Otherwise, you won't be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
$0.05 (or less) per ADS	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any distribution of cash proceeds to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes on governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

                    , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

        The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities
Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

  •
  are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners

    (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

  •
  disclaim any liability for any indirect, special, punitive or consequential damages.

        The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the creditworthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

  •
  You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon closing of this offering, we will have ADSs outstanding representing approximately        % of our ordinary shares (or ADS outstanding representing approximately        % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately        ordinary shares will be outstanding as of the closing of this offering. Of these options, will have vested at or prior to the closing of this offering and approximately will vest over the next         years. Furthermore, we have outstanding convertible bonds in the aggregate principal amount of US$150.0 million due December 30, 2019. We may, at our option, require the original subscribers, STT GDC to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, Ping An Insurance to subscribe for an additional amount of these bonds as to US$50.0 million, at any time until September 30, 2016. In addition, following this offering, we may require the conversion of the bonds assuming the average per-ordinary-share-equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68 and we exercise our right to cause STT GDC and Ping An Insurance to convert the bonds. If the bondholders elect to convert, or we cause the bondholders to convert, their bonds, up to 89,538,233 ordinary shares will be issued. The conversion of the bonds would result in substantial dilution of our ADSs and ordinary shares and a decline in their market price. There can be no certainty as to whether the bondholders will elect to convert, or if we will be entitled to cause the bondholders to convert, their bonds at the time of or after the completion of this offering.

        All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an "affiliate" of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

        Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

        Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our application has been made to list our ADSs on the [NYSE]/[NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

        We, our directors, executive officers, existing shareholders and existing holders of our convertible and redeemable bonds have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on the [NYSE]/[NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in "brokers' transactions" as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

        Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

        Upon closing of this offering, the holders of            of our ordinary shares or their transferees (or the holders of of our ordinary shares or their transferees if the underwriters exercise in full the over-allotment option) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following is a general summary of the material Cayman Islands, People's Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from June 8, 2004.

People's Republic of China Taxation

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementating Rules of the Enterprise Income Tax Law further defines the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Material United States Federal Income Tax Considerations

        The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is only applicable to ADSs and ordinary shares held as capital assets by a United States Holder (as defined below).

        As used herein, the term "United States Holder" means a beneficial owner of our ADSs or ordinary shares that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

        This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of any distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We will apply to list the ADSs on the [NYSE]/[NASDAQ]. Provided that the listing is approved, United States Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, subject to the discussion under "—Passive Foreign Investment Company" below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see "Taxation—People's Republic of China Taxation" above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. In that case, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see "—Passive Foreign Investment Company" below).

        In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See "Taxation—People's Republic of China Taxation." In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and, second, the balance in excess of adjusted basis ordinarily would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Passive Foreign Investment Company

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ended December 31, 2015 and we do not expect to be a PFIC for our taxable year ending December 31, 2016 or in future taxable years, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. If the cash is not deployed for active purposes, our risk of becoming a PFIC may increase.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special—and generally very unfavourable—tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

        In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares provided such ADSs or ordinary shares are treated as "marketable stock." The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are "regularly traded" on a "qualified exchange or other market" (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs if the ADSs are listed on the [NYSE]/[NASDAQ], which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [NYSE]/[NASDAQ]. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

        If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        A different election, known as the "qualified electing fund" or "QEF" election is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a "PFIC Annual Information Statement" containing certain information necessary for the election, including the holder's pro rata share of the corporation's earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your adjusted basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

        Certain United States Holders are required to report information relating to our ADSs or ordinary shares by attaching a complete Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns for each year in which they hold ADSs or ordinary shares. Significant penalties can apply if you are required to file this form and you fail to do so. You are urged to consult your own tax advisor regarding this and other information reporting requirements relating to your ownership of the ADSs or ordinary shares.

UNDERWRITING

        We are offering the ADSs described in this prospectus through a number of underwriters. [            ] are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
[ ]
[ ]
[ ]
[ ]

Total

        The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$                per ADS from the initial public offering price. After the initial offering of the ADSs to the public, the offering price and other selling terms may be changed by the underwriters.

        [Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.]

Option to Purchase Additional ADSs

        The underwriters have an option to buy up to                additional ADSs from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

Commissions and Expenses

        The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$                per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Without exercise of option to purchase additional ADSs	With full exercise of option to purchase additional ADSs
Per ADS	US$	US$
Total	US$	US$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                .

Electronic Distribution

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-Up Agreements

        [We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or the ADSs, or securities convertible into or exchangeable or exercisable for any of our ordinary shares or the ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our ordinary shares or the ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of [            ] for a period of             days after the date of this prospectus, other than the ADSs to be sold hereunder and any ADSs issued upon the exercise of options granted under our existing management incentive plans.]

        [Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of             days after the date of this prospectus, may not, without the prior written consent of [            ], (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or the ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or the ADSs (including, without limitation, ordinary shares or ADSs or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or the ADSs, or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our ordinary shares or the ADSs, or any security convertible into or exercisable or exchangeable for our ordinary shares or the ADSs.]

Relationships

        [Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.]

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

[New York Stock Exchange or NASDAQ] Listing

        We will apply to have our ADSs approved for listing/quotation on the [NYSE/NASDAQ] under the symbol "            ."

Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional ADSs referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the [NYSE/NASDAQ], in the over-the-counter market or otherwise.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock or ADSs of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        Canada.    The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

        European Economic Area.    In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of ADSs may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of ADSs shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Hong Kong.    The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

        People's Republic of China.    This prospectus does not constitute a public offer of the ADSs, whether by sale or subscription, in the PRC. The ADSs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

        Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        United Kingdom.    This document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
[NYSE]/[NASDAQ] listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

        These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

 LEGAL MATTERS

        We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. Certain legal matters of United States federal securities and New York state law in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Fangda Partners. Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman may rely upon King & Wood Mallesons with respect to matters governed by PRC law. Fenwick & West LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements of GDS Holdings Limited as of December 31, 2014 and 2015 and for the years then ended have been included herein and in the registration statement, in reliance upon the report of KPMG Huazhen LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated statement of comprehensive loss and consolidated statement of cash flows of EDC Holding Limited for the six-month period ended June 30, 2014 have been included herein and in the registration statement, in reliance upon the report of KPMG Huazhen LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The office of KPMG Huazhen LLP is located at 50th Floor, Plaza 66, 1266 Nanjing West Road, Shanghai, People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's web site at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
GDS Holdings Limited:

        We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GDS Holdings Limited and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP

Shanghai, China
May 20, 2016

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data and per share data, or otherwise noted)

		As at December 31
	Note	2014	2015
Assets
Current assets
Cash (including cash of VIEs of RMB4,857 and RMB12,032 as of December 31, 2014 and 2015, respectively)		606,758	924,498
Restricted cash		3,947	6,425
Accounts receivable, net of allowance for doubtful accounts (including accounts receivables of VIEs of RMB506 and RMB3,847, net of allowance for doubtful accounts as of December 31, 2014 and 2015, respectively)	3	73,366	111,013
Value-added-tax ("VAT") recoverable (including VAT recoverable of VIEs of RMB508 and RMB1,389 as of December 31, 2014 and 2015, respectively)		18,249	59,680
Prepaid expenses (including prepaid expenses of VIEs of RMB2 and RMB5,173 as of December 31, 2014 and 2015, respectively)		36,378	51,395
Other current assets (including other current asset of VIEs of RMB10 and RMB234 as of December 31, 2014 and 2015, respectively)	4	7,133	33,688

Total current assets		745,831	1,186,699
Property and equipment, net (including property and equipment, net of VIEs of RMB654 and RMB5,830 as of December 31, 2014 and 2015, respectively)	5	1,694,944	2,512,687
Intangible assets, net	6	55,860	46,935
Prepaid land use rights, net	7	28,025	27,408
Goodwill	8	1,294,664	1,294,664
Deferred tax assets	18	—	2,363
Other non-current assets		34,750	57,516

Total assets		3,854,074	5,128,272

Liabilities, Redeemable Preferred Shares and Shareholders' Deficit
Current liabilities
Short-term borrowings and current portion of long-term borrowings	9	426,709	428,218
Bonds payable	10	14,340	—
Accounts payable (including accounts payable of VIEs of RMB264 and RMB4,151 as of December 31, 2014 and 2015, respectively)		231,814	215,658
Accrued expenses and other payables (including accrued expenses and other payables of VIEs of RMB760 and RMB1,802 as of December 31, 2014 and 2015, respectively)	11	118,545	118,316
Due to related parties	24	23,300	67,604
Deferred revenue (including deferred revenue of VIEs of RMB717 and RMB8,992 as of December 31, 2014 and 2015, respectively)		43,301	46,508
Obligations under capital leases, current	12	39,621	48,745

Total current liabilities		897,630	925,049
Long-term borrowings, excluding current portion	9	492,123	958,264
Convertible bonds payable	10	—	648,515
Obligations under capital leases, non-current	12	246,996	424,939
Deferred tax liabilities	18	40,724	37,691
Other long-term liabilities		29,127	79,005

Total liabilities		1,706,600	3,073,463

Redeemable preferred shares (US$0.00005 par value; 350,561,436 shares authorized;349,087,677 shares issued and outstanding with aggregate redemption amount of RMB2,029,766 and RMB2,277,059, as of December 31, 2014 and 2015, respectively)	13	2,164,039	2,395,314

Shareholders' deficit
Ordinary shares (US$0.00005 par value; 675,636,564 shares authorized; 217,987,922 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	15	76	76
Additional paid-in capital		410,486	303,621
Accumulated other comprehensive income (loss)		56,542	(61,949)
Accumulated deficit	19	(483,669)	(582,253)

Total shareholders' deficit		(16,565)	(340,505)

Commitments and contingencies	23

Total liabilities, redeemable preferred shares and shareholders' deficit		3,854,074	5,128,272

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2014	2015
Net revenue	17	468,337	703,636
Cost of revenue		(388,171)	(514,997)

Gross profit		80,166	188,639
Operating expenses
Selling and marketing expenses		(40,556)	(57,588)
General and administrative expenses		(113,711)	(128,714)
Research and development expenses		(1,597)	(3,554)

Loss from operations		(75,698)	(1,217)
Other income (expenses):
Interest income		6,935	1,355
Interest expenses		(131,908)	(126,901)
Foreign currency exchange (loss) gain, net		(875)	11,107
Government grants		4,870	3,915
Gain on remeasurement of equity investment	8	62,506	—
Others, net		(412)	1,174

Loss before income taxes		(134,582)	(110,567)
Income tax benefits	18	4,583	11,983

Net loss		(129,999)	(98,584)

Net loss		(129,999)	(98,584)
Extinguishment of redeemable preferred shares	13	(106,515)	—
Change in redemption value of redeemable preferred shares	13	(69,116)	(110,926)
Dividends on redeemable preferred shares	20	(3,509)	(7,127)

Net loss available to ordinary shareholders		(309,139)	(216,637)

Loss per ordinary share
Basic and diluted	20	(1.91)	(0.99)
Weighted average number of ordinary share outstanding
Basic and diluted	20	162,070,745	217,987,922

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(In thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2014	2015
Net loss	(129,999)	(98,584)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	4,114	(118,491)

Comprehensive loss	(125,885)	(217,075)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit

(In thousands, except share data and per share data, or otherwise noted)

		Ordinary Shares
				Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total deficit
	Note	Number	Amount
Balance at January 1, 2014	15	110,000,001	43	—	52,428	(353,670)	(301,199)
Loss for the year		—	—	—	—	(129,999)	(129,999)
Other comprehensive income		—	—	—	4,114	—	4,114

Total comprehensive loss		—	—	—	4,114	(129,999)	(125,885)

Acquisition of EDC Holding	8, 15	88,352,558	27	472,918	—	—	472,945
Issuance of shares in exchange for bonds payable	10, 15	38,397,655	12	205,524	—	—	205,536
Repurchase of ordinary shares	15	(18,762,292)	(6)	(119,658)	—	—	(119,664)
Extinguishment of redeemable preferred shares upon repurchase	13	—	—	(76,900)	—	—	(76,900)
Extinguishment of redeemable preferred shares upon exchange	13	—	—	(29,615)	—	—	(29,615)
Change in redemption value of redeemable preferred shares	13	—	—	(69,116)	—	—	(69,116)
Share-based compensation	16	—	—	27,333	—	—	27,333

		107,987,921	33	410,486	—	—	410,519
Balance at December 31, 2014 and January 1, 2015		217,987,922	76	410,486	56,542	(483,669)	(16,565)

Loss for the year		—	—	—	—	(98,584)	(98,584)
Other comprehensive loss		—	—	—	(118,491)	—	(118,491)

Total comprehensive loss		—	—	—	(118,491)	(98,584)	(217,075)

Change in redemption value of redeemable preferred shares	13	—	—	(110,926)	—	—	(110,926)
Share-based compensation	16	—	—	4,061	—	—	4,061

Balance at December 31, 2015		217,987,922	76	303,621	(61,949)	(582,253)	(340,505)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2014	2015
Cash flows from operating activities:
Net loss		(129,999)	(98,584)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt issuance cost and debt discount		33,874	—
Depreciation and amortization		82,753	145,406
Net gain on disposal of property and equipment		(37)	—
Share-based compensation expense		27,333	4,061
Gain on remeasurement of equity investment		(62,506)	—
Allowance for doubtful accounts		2,156	—
Deferred tax benefit		(5,024)	(10,589)
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase of accounts receivable		(11,851)	(37,647)
Increase of VAT recoverable		(16,197)	(41,431)
Increase of prepaid expenses		(3,499)	(15,017)
Increase of restricted cash		—	(6,425)
Decrease (increase) of other current assets		81,334	(12,287)
Decrease (increase) of other non-current assets		4,105	(22,766)
Decrease of accounts payable		(6,760)	(5,150)
(Decrease) increase of due to related parties		(3,086)	2,668
Increase of deferred revenue		10,675	3,207
Increase (decrease) of accrued expenses and other payables		18,293	(1,071)
Increase of other long-term liabilities		6,373	15,327

Net cash provided by (used in) operating activities		27,937	(80,298)

Cash flows from investing activities:
Payments for purchase of property and equipment		(248,349)	(732,979)
Loans made to a related party	24(a)	(307,048)	—
Cash acquired from the acquisition of EDC Holding	8	40,999	—
Cash paid for an acquisition made by EDC Holding		(13,592)	—
Proceeds from sale of property and equipment		163	52
Release of restricted cash related to purchase of property and equipment		4,078	1,022

Net cash used in investing activities		(523,749)	(731,905)

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(In thousands, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2014	2015
Cash flows from financing activities:
Proceeds from short-term borrowings		298,307	333,000
Proceeds from long-term borrowings		200,000	584,457
Repayment of short-term borrowings		(357,307)	(289,000)
Repayment of long-term borrowings		(115,936)	(137,709)
Payment of issuance cost of borrowings		—	(24,310)
Proceeds from issuance of convertible bonds payable	10	—	648,950
Proceeds from issuance of bonds payable	10	114,950	—
Repayment of bonds payable	10	(4,081)	(14,330)
Proceeds from a related party loan	24(a)	—	64,936
Proceeds from issuance of Series C redeemable preferred shares	13	1,521,295	—
Payment of issuance costs of Series C redeemable preferred shares	13	(20,128)	—
Repurchase of ordinary shares	15	(119,664)	—
Repurchase of redeemable preferred shares	13	(455,366)	(23,300)
Payment under capital lease obligations		(9,057)	(17,934)
Restricted cash released upon repayment of borrowings		3,274	2,925

Net cash provided by financing activities		1,056,287	1,127,685

Effect of exchange rate changes on cash		(2,328)	2,258

Net increase in cash		558,147	317,740
Cash at beginning of year		48,611	606,758

Cash at end of year		606,758	924,498

Supplemental disclosures of cash flow information
Interest paid		55,149	81,216
Income tax paid		443	853
Supplemental disclosures of non-cash investing and financing activities
Payables for purchase of property and equipment		73,709	20,402
Purchase of property and equipment through capital leases		—	205,000
Issuance of ordinary shares in exchange of bonds payable	10	205,536	—
Issuance of ordinary and preferred shares for the acquisition of EDC Holding	8	1,184,242	—

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands, except share data and per share data, or otherwise noted)

1.     DESCRIPTION OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

(a)
Description of business

  GDS Holdings Limited (the "Parent" or "GDS Holdings") was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as "the Company") are principally engaged in providing colocation, managed hosting and managed cloud services in the People's Republic of China (the "PRC"). The Company operates its data centers in Hong Kong Special Administrative Region, Shanghai Municipality, Beijing Municipality, Jiangsu Province, Guangdong Province and Sichuan Province of the PRC and serves customers that primarily operate in the internet and banking industries. During the periods presented, the Company's operations are primarily conducted through a wholly owned subsidiary, Global Data Solutions Co., Ltd. ("GDS Suzhou").

  On June 30, 2014, the Company acquired EDC Holding Limited and its subsidiaries ("EDC Holding"), a limited liability holding company incorporated in the Cayman Islands. EDC Holding primarily provides colocation services in the PRC. See note 8.

(b)
Basis of presentation

  The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

  The consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousand.

  The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including obtaining new bank borrowings or renewing its existing bank borrowings.

  Historically, the Company relied on external bank and third party loans and issuances of preferred shares and convertible bonds to fund its working capital and capital expenditure requirements and to meet its obligations and commitments when they become due.

  The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2016. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company's working capital and capital expenditures requirements, and to meet its short-term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements, working capital and capital expenditures plans, estimated cash flows provided by operations, existing cash on hand and available credit facilities, as well as other key factors, including its ability to renew its short-term bank borrowings during 2016 and to obtain external financing. Management believes the assumptions used in the cash forecast are reasonable.

  On December 30, 2015, the Company entered into a subscription agreement with two investors for the issuance of Convertible Bonds due 2019 in an aggregate principal amount of US$250,000 in four tranches. On December 30, 2015 and January 29, 2016, the Company issued the first tranche of US$100,000 (RMB648,950) and the second tranche of US$50,000 (RMB324,475), respectively. A portion

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

1.     DESCRIPTION OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION (Continued)

  of the second tranche was used to settle an outstanding loan of US$10,000(RMB64,936). The subscription for the remaining third and fourth tranches of the Convertible Bonds due 2019 in an aggregate principal amount of US$100,000 (RMB648,950) expires on September 30, 2016.

  From January 1, 2016 to May 20, 2016, the Company repaid its bank borrowings that matured during this period in the aggregate amount of RMB159,024 and obtained new bank borrowings of RMB184,275.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Principles of Consolidation

  The accompanying consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities ("VIEs") for which the Company is the primary beneficiary. The VIEs are Beijing Wanguo Chang'an Science and Technology Co., Ltd., ("GDS Beijing") and Shanghai Shu'an Data Services Co., Ltd., ("GDS Shanghai").

  In certain regions of the PRC, the Company's operations are conducted through VIEs to comply with the PRC laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as nominee equity holders hold the legal equity interests of the VIEs on behalf of the Company. The equity holders of the VIEs are the CEO of the Company and his relative.

  A series of contractual agreements, including equity interest pledge agreements, powers of attorney, exclusive technology license and services agreements, exclusive option agreements and loan agreements (collectively, the "VIE Agreements") were entered among GDS Suzhou, the VIEs, and the equity holders of the VIEs. Through these agreements, the equity holders have granted all their legal rights, including voting rights, dividends rights, and disposition rights, of their equity interests in the VIEs to the Company. Accordingly, the equity holders of the VIEs do not have (i) rights to make decisions about the activities of the VIEs and (ii) rights to receive the expected residual returns of the VIEs.

  Under the terms of the VIE Agreements, the Company has (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to direct the activities most significantly impacting the VIEs' economic performance. During the periods presented, the Company provided loans to the VIEs to support their working capital requirements.

  In accordance with ASC 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company's financial support to the VIEs were considered in

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

  Under the terms of the VIE Agreements, the VIEs' equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

  The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

    –
    Levy fines on the Company or confiscate income of the Company;

    –
    Revoke or suspend the VIEs' business or operating licenses;

    –
    Discontinue or place restrictions or onerous conditions on VIE's operations;

    –
    Require the Company to discontinue their operations in the PRC;

    –
    Require the Company to undergo a costly and disruptive restructuring;

    –
    Take other regulatory or enforcement actions that could be harmful to the Company's business.

  The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs.

  The assets and liabilities of the VIEs are presented parenthetically on the face of the consolidated balance sheets. The operating, investing and financing cash flows of the VIEs were insignificant during the years ended December 31, 2014 and 2015. Net revenue and net loss of the VIEs that were included in the Company's consolidated financial statements for the years ended December 31, 2014 and 2015 are as follows:

	Years ended December 31,
	2014	2015
Net revenue	9,244	30,598
Net loss	4,779	5,327

  The creditors of the VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)
Use of estimates

  The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)
Cash and cash equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2014 and 2015.

(d)
Restricted cash

  Restricted cash represents amounts held by banks, which are not available for the Company's use, as security for issuance of commercial acceptance notes relating to purchase of property and equipment, letters of guarantee or bank borrowings and the related interest. Upon maturity of the commercial acceptance notes, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and available for general use by the Company. Restricted cash is reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of the restriction.

(e)
Fair value of financial instruments

  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see note 14 to the consolidated financial statements):

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(f)
Accounts receivable

  Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, the accounts receivables aging, and the customers' repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g)
Property and equipment

  Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under capital leases are initially recorded at the present value of minimum lease payments.

  Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

  The estimated useful lives are presented below.

Buildings	20 - 30 years
Data center equipment
—Machinery	10 - 20 years
—Other equipment	3 - 5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Furniture and office equipment	3 - 5 years
Vehicles	5 years

  Construction in progress primarily consists of the cost of data center buildings and the related construction expenditures that are required to prepare the data center buildings for their intended use.

  No depreciation is provided in respect of construction in progress until it is substantially completed and ready for its intended use. Once a data center building is ready for its intended use and becomes operational, construction in progress is allocated to the property and equipment categories and is depreciated over the estimated useful life of the underlying assets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. For assets acquired under a capital lease, the assets are amortized in a manner consistent with the Company's normal depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain-purchase-option. Otherwise, assets acquired under a capital lease are amortized over the lease term.

(h)
Long-lived assets held for sale

  Long-lived assets are classified as held-for-sale if: (1) the Company has committed to a plan to sell the assets that are available for sale in its present condition, including initiating actions to complete the sale that is probable to qualify for as a completed sale within one year; (2) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn; (3) the assets are being marketed for sale at a price that is reasonable in related to its current value. Long-lived assets held for sale are recorded at the lower of carrying value and fair value less cost to sell. A loss shall be recognized for any initial or subsequent write-down to fair-value less cost to sell. Long-lived assets held for sale are not depreciated while classified as held for sale.

  In August 2014, the Company entered into an agreement with a customer for the development, construction and sale of an ancillary property and the related land right. As of December 31, 2015, all the conditions precedent to the sale of the property have not been performed, and therefore no revenue or income was recognized during the periods presented. The cost of the property held for sale of RMB9,075 is recorded in other current assets (note 4).

(i)
Leases

  Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. As of December 31, 2014 and 2015, assets under capital leases represent data center buildings and data center equipment.

  Rental costs on operating leases are charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term.

  Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for the Company's intended use are recognized as rental expenses and are not capitalized.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)
Asset retirement costs

  The Company's asset retirement obligations are primarily related to its data center buildings, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition.

  The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the asset or the term of the lease subsequent to the initial measurement. The Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenue.

  Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of January 1, 2014	—
Additions	2,148
Accretion expense	73

Asset retirement obligations as of December 31, 2014	2,221
Additions	3,299
Accretion expense	255

Asset retirement obligations as of December 31, 2015	5,775

(k)
Intangible assets

  Intangible assets acquired in the acquisition of EDC Holding comprised of customer relationships and favorable leases.

  The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-6 years
Favorable lease	20 years

  Customer relationships represent the orders, backlog and customer lists, which arise from contractual rights or through means other than contracts. Customer relationships are amortized using a straight-line method, as the pattern in which the economic benefits of the intangible assets are consumed or used up cannot be reliably determined.

  Favorable lease is recognized as an intangible asset if the terms of the acquiree's operating lease are favorable relative to market terms. Favorable lease is amortized on a straight-line method over the lease term.

(l)
Prepaid land use rights

  The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right of 50 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)
Goodwill

  Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition of EDC Holding that are not individually identified and separately recognized.

  Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital.

  The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Company performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. The Company performs its annual impairment review of goodwill at December 31 of each year. No impairment losses were recorded for goodwill for the years ended December 31, 2014 and 2015.

(n)
Impairment of long-lived assets

  Long-lived assets, such as property and equipment, intangible assets subject to amortization and prepaid land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2014 and 2015.

(o)
Other non-current assets

  Other non-current assets primarily represent the deposits for leases, amounting to RMB34,750 and RMB46,423 as of December 31, 2014 and 2015, respectively, which are expected to be refunded after one year of the balance sheet date at the end of the lease term. Deposits for leases, which are expected to be refunded within one year of the balance sheet date, are recorded in other current assets.

(p)
Derivative financial instruments

  Derivative financial instruments are recognized initially at fair value. At the end of each reporting period, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

(q)
Commitment and contingencies

  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(r)
Revenue recognition

  The Company recognizes revenue when delivery of the service or product has occurred, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

  These criteria as they relate to each of the following major revenue generating activities are described below.

  The Company derives revenue primarily from the delivery of (i) colocation services; (ii) managed hosting services and; (iii) managed cloud services. The remainder of the Company's revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed hosting service contract arrangement and consulting services.

  Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company's data centers. Colocation services are provided to customers for a fixed amount over the contract service period, ranging from 1 to 6 years. Revenues from colocation services are recognized on a straight line basis over the term of the contract. The Company has determined that its performance pattern to be straight line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Managed hosting services are services where the Company provides outsourced services to manage the customers' data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution. Managed hosting services are provided to customers for a fixed amount over the contract service period ranging from 1 to 6 years. Revenues from managed hosting services are recognized on a straight line basis over the term of the contract. The Company has determined that its performance pattern to be straight line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

  In certain colocation and managed hosting service contracts, the Company agrees with the customers that the Company will charge the customers for the actual power consumption. The Company records the chargeable power consumption as service revenue in the consolidated statements of operations.

  Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. The Company generally bills the customer in equal instalments on a monthly or quarterly basis.

  Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

  Managed cloud services are services where the Company delivers virtual storage and computing services to customers. Managed cloud services are provided to customers for a fixed amount over the subscription period, ranging from 1 to 3 years. Revenues from managed cloud services are recognized ratably over the subscription period once all requirements for recognition have been met, including provisioning the service so that it is available to the customers.

  The sale of IT equipment is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligation after the delivery.

  In certain managed hosting service contracts, the Company sells and delivers IT equipment such as servers and computer terminals prior to the delivery of the services. Since the delivered item has value to the customer on a standalone basis and there is no general right of return for the equipment, the equipment is considered a separate unit of accounting. Accordingly, the contract consideration is allocated to the equipment and the managed hosting services based on their relative standalone selling prices. The consideration allocated to the delivered equipment is not contingent on the delivery of the services or meeting other specified performance conditions. That is, payment on the equipment is due upon the delivery of the equipment and is not contingent upon the delivery of the undelivered services.

  Consulting services are provided to customers for a fixed amount over the service period, usually less than one year. The Company's consulting contracts do not specify any interim milestones, (other than for payment based on passage of time), or deliverables. The Company recognizes revenues from consulting services using the proportional performance method based on the pattern of service provided to the customers.

  Sales taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of operations.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)
Cost of revenues

  Cost of revenues consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and other costs directly attributable to the provision of the service revenue.

(t)
Research and development and advertising costs

  Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB1,597 and RMB3,554 in 2014 and 2015, respectively. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company's services and products.

  Advertising costs amounted to RMB2,363 and RMB4,128 in 2014 and 2015, respectively.

(u)
Start-up costs

  Pre-operating or start-up costs incurred prior to operating a new data center are expensed as incurred and consist primarily of rental costs of operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs incurred prior to the operation of the data centers. Start-up costs amounted to RMB16,217 and RMB25,659 and were recorded in general and administrative expenses in 2014 and 2015, respectively.

(v)
Government grants

  Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income.

  Subsidies for the acquisition of property and equipment are recorded as a liability until earned and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. In 2010 and 2011, the Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area.

  As of December 31, 2014 and 2015, deferred government grants of RMB18,466 and RMB16,268 are recorded in other long-term liabilities in the consolidated balance sheets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)
Capitalized interest

  A reconciliation of total interest costs to "Interest expenses" as reported in the consolidated statements of operations for 2014 and 2015 is as follows:

	Years ended December 31,
	2014	2015
Total interest costs	136,458	138,260
Less: interest costs capitalized	(4,550)	(11,359)

Interest expenses	131,908	126,901

  Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use.

(x)
Debt issuance costs

  Debt issuance costs are capitalized and are amortized over the life of the related loans based on the effective interest method. Such amortization is included as a component of interest expense.

  The Company early adopted Accounting Standards Update 2015-03, Interest—Imputation of Interest ("ASU 2015-03"), during the year ended December 31, 2015. In accordance with ASU 2015-03, debt issuance costs of nil and RMB23,908 are presented as a reduction of debt as of December 31, 2014 and 2015, respectively.

(y)
Income tax

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)
Share-based compensation

  The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

  Share-based payment transactions with nonemployees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty's performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

(aa)
Employee benefits

  Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 28% to 49% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

(bb)
Foreign currency translation and foreign currency risks

  The functional currency of GDS Holdings is the USD, whereas the functional currency of its PRC subsidiaries and consolidated VIEs is the RMB.

  Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange (loss) gain on a net basis.

  The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company's cash and restricted cash denominated in RMB amounted to RMB89,849 and RMB200,004 as of December 31, 2014 and 2015, respectively. As of December 31, 2015, the Company's cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, and Cayman Island financial institutions, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR
In PRC	199,268	110,890	—	—	—
In Hong Kong	736	747	4,859	2,056	22
In Cayman Island	—	256	—	—	—
Total in original currency	200,004	111,893	4,859	2,056	22

RMB equivalent	200,004	726,582	4,071	111	155

(cc)
Concentration of credit risk

  Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalent, restricted cash, and accounts receivable. The Company's investment policy requires cash and cash equivalents and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

  The Company conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(dd)
Earnings (loss) per share

  Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to the Company's ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to the Company's ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company's preferred shares (note 13) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

  Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the Company's ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of redeemable preferred shares and convertible bonds (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(ee)
Recently Issued Accounting Standards

  In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). This ASU requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which companies expect to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers ("ASU 2015-14"), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

  In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), to provide guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

  In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest ("ASU 2015-03"), to simplify the presentation of debt issuance costs. The ASU requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs is not affected by this ASU. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The Company early adopted ASU 2015-03. See note 2(x).

  In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and noncurrent amounts. ASU 2015-17

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent and is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

  In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) ("ASU 2016-02"). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

3.     ACCOUNTS RECEIVABLES, NET

        Accounts receivables, net consisted of the following:

	As at December 31
	2014	2015
Accounts receivables	75,522	113,169
Less: allowance for doubtful accounts	(2,156)	(2,156)

Accounts receivables, net	73,366	111,013

  The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivables included an unbilled portion of RMB8,019 and RMB46,275 as of December 31, 2014 and 2015, respectively.

  Accounts receivables of RMB43,937 and RMB42,511 was pledged as security for bank loans (see note 9) as of December 31, 2014 and 2015, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3.     ACCOUNTS RECEIVABLES, NET (Continued)

  An allowance for doubtful accounts is provided based on the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company assesses the collectability of accounts receivable by analyzing specific customer accounts that have known or potential doubt as to collectability. The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2014	2015
Balance at the beginning of the year	—	2,156
Allowance made during the year	2,156	—

Balance at the end of the year	2,156	2,156

  During the year ended December 31, 2014, the Company made an allowance for doubtful accounts on a receivable from a customer of RMB2,156. Management believes all other accounts receivable as of December 31, 2014 and 2015 are expected to be collected in full.

4.     OTHER CURRENT ASSETS

  Other current assets consisted of the following:

	As at December 31
	2014	2015
Rental and other deposits	6,027	9,456
Deferred tax assets, current (note 18)	—	5,193
Assets held for sale	—	18,531
Others	1,106	508

	7,133	33,688

  Assets held for sale included property held for sale of RMB9,075 and IT equipment awaiting for sale of RMB9,456, for which the Company has entered into sale contracts with the customer.

  Others mainly represented miscellaneous receivables due from employees.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

5.     PROPERTY AND EQUIPMENT, NET

  Property and equipment consisted of the following:

	As at December 31
	2014	2015
At cost:
Buildings	1,049,376	1,049,376
Data center equipment	680,633	891,089
Leasehold improvement	220,175	554,450
Furniture and office equipment	26,072	32,001
Vehicles	2,403	2,728

	1,978,659	2,529,644
Less: Accumulated depreciation	(374,117)	(421,475)

	1,604,542	2,108,169
Construction in progress	90,402	404,518

Property and equipment, net	1,694,944	2,512,687

  (1)
  The carrying amounts of the Company's property and equipment acquired under capital leases at respective balance sheet dates were as follows:

	As at December 31
	2014	2015
At cost:
Buildings	422,874	627,874
Data center equipment	12,718	12,718

	435,592	640,592
Less: Accumulated depreciation	(11,642)	(32,061)

	423,950	608,531

  (2)
  Depreciation of property and equipment (including assets acquired under capital leases) was RMB77,946 and RMB135,864 for the years ended December 31, 2014 and 2015, respectively, and included in the following captions:

	As at December 31
	2014	2015
Cost of revenue	71,024	131,097
General and administrative expenses	6,922	4,767

	77,946	135,864

  (3)
  Property and equipment with net a book value of RMB162,686 and RMB579,524 was pledged as security for bank loans (see note 9) as of December 31, 2014 and 2015, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

5.     PROPERTY AND EQUIPMENT, NET (Continued)

  (4)
  As of December 31, 2014 and 2015, payables for purchase of property and equipment that are contractually due beyond one year of RMB nil and RMB31,152 are recorded in other long-term liabilities in the consolidated balance sheets.

6.     INTANGIBLE ASSETS

  Intangible assets consisted of the following:

		As at December 31
	Note	2014	2015
Customer relationships	8	44,822	44,822
Favorable lease	8	15,500	15,500

		60,322	60,322
Less: accumulated amortization		(4,462)	(13,387)

Intangible assets, net		55,860	46,935

  The Company's customer relationships and favorable lease were acquired in the acquisition of EDC Holding (note 8).

  Amortization of intangible assets was RMB4,462 and RMB8,925 for the years ended December 31, 2014 and 2015, respectively.

  Estimated future amortization expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2016	8,925
2017	8,925
2018	8,925
2019	8,925
2020	775
Thereafter	10,460

Total	46,935

7.     PREPAID LAND USE RIGHTS

  Prepaid land use rights consisted of the following:

	As at December 31
	2014	2015
Prepaid land use rights	28,370	28,370
Less: Accumulated amortization	(345)	(962)

Prepaid land use rights, net	28,025	27,408

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7.     PREPAID LAND USE RIGHTS (Continued)

  Amortization of prepaid land use rights was RMB345 and RMB617 for the years ended December 31, 2014 and 2015, respectively.

  Prepaid land use rights with a net book value of RMB21,461 and RMB20,983 were pledged as security for bank loans (see note 9) as of December 2014 and 2015, respectively.

8.     GOODWILL

  The movement of goodwill is set out as below:

	As at December 31
	2014	2015
Balance at the beginning of the year	—	1,294,664
Addition during the year	1,294,664	—

Balance at end of year	1,294,664	1,294,664

  Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition of EDC Holding in June 2014. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

  EDC Holding Acquisition

  Prior to the acquisition, the Company held a 7% non-controlling equity interest in EDC Holding which was accounted for under the cost method. EDC Holding is principally engaged in providing colocation services in the PRC.

  On June 30, 2014, in an effort to enhance its service offering and to increase business synergy, the Company acquired all the equity interests in EDC Holding (preferred and ordinary shares) it did not already own, for a consideration comprising 88,352,558 ordinary shares and 110,810,606 redeemable preferred shares of the Company, consisting of 14,149,705 Series A* redeemable preferred shares ("Series A* Shares"), 33,959,293 Series B1 redeemable preferred shares ("Series B1 Shares"), 25,618,413 Series B2 redeemable preferred shares ("Series B2 Shares"), 14,045,432 Series B3 redeemable preferred shares ("Series B3 Shares") and 23,037,763 Series B4 redeemable preferred shares ("Series B4 Shares"). The fair value of the consideration was determined by management with the assistance of a third party appraiser and was considered more reliably measured than the acquisition-date fair value of the acquiree's equity interests.

  Prior to the acquisition, the Company and EDC Holding had certain shareholders who held preferred shares in both companies with different ownership interests. None of these shareholders or any other ordinary or preferred shareholders individually or as a group acting in concert held more than 50% of the voting interest of each entity. The Company accounted for the business combination by applying the acquisition method of accounting. The Company completed the acquisition of EDC Holding on June 30, 2014, the date on which the consideration was transferred, and control was obtained to govern the financial and operating policies of EDC Holding and obtain benefits from its activities.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

8.     GOODWILL (Continued)

  The Company was identified as the accounting acquirer for the following reasons: (i) the Company was the entity that issued the new equity interests; (ii) a shareholder of the Company held the largest minority voting interest in the combined entity; (iii) the Company's shareholders have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity; (iv) the Company's management dominates the management of the combined entity after the acquisition; and (v) the Company has a significantly larger relative size in terms of revenue and operations than that of EDC Holding.

  Total fair value of consideration transferred at acquisition date was as follows:

Fair value of ordinary shares issued	472,945
Fair value of redeemable preferred shares issued	711,297

Total fair value of total consideration transferred	1,184,242

  The fair value of the ordinary shares issued was US$0.87 per share and the fair values of the various series of preferred shares issued ranged from US$0.93 to US$1.13 per share or on average approximately US$1.04 per share. Each series of preferred shares issued had different terms; in particular, the redemption amount of each series of preferred shares was different.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

8.     GOODWILL (Continued)

  The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration transferred		1,184,242
Fair value of non-controlling equity interest previously held by the Company	(i)	62,506

Sub-total		1,246,748

Effective settlement of pre-existing relationships	(ii)	549,521

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash		(40,999)
Property and equipment	(iii)	(1,535,246)
Identifiable intangible assets	(iv)	(60,322)
Other assets		(96,508)
Short-term borrowings and current portion of long-term borrowings		178,638
Accounts payable		290,326
Obligations under capital leases, current		35,234
Long-term borrowings, excluding current portion		342,130
Deferred tax liabilities		45,748
Obligations under capital leases, non-current		250,318
Other liabilities		89,076

Total identifiable net assets		(501,605)

Goodwill		1,294,664

Note (i):	The gain of RMB62,506 arising from the re-measurement of the existing carrying value of investment in EDC Holding to fair value was recognized in the consolidated statement of operations. The fair value of the previous held non-controlling equity interest was determined by management with the assistance of a third party appraiser.
Note (ii):
	Prior to the business combination, the Company had the following pre-existing relationships with EDC Holding: (1) a prepayment due from EDC Holding of RMB254,633 for future services under a service contract with EDC Holding; (2) outstanding loans of RMB344,110 due from EDC Holding; and (3) a loan of US$8,000 (RMB49,222) issued from EDC Holding to the Company in January 2013. No gain or loss was recognized from the effective settlement of such pre-existing relationship between the Company and EDC Holding. At the acquisition date, the amount due from EDC Holding of RMB598,743 and the amount due to EDC Holding of RMB49,222 are eliminated upon consolidation.
Note (iii):
	Property and equipment acquired included data center buildings of RMB624,090, properties acquired under capital lease of RMB422,874, data center equipment of RMB299,801, leasehold improvement of RMB2,694, furniture and office equipment of RMB958, vehicles of RMB749 and construction in progress of RMB184,080.
Note (iv):
	Identifiable intangible assets acquired consisted of customer relationships of RMB44,822 with an estimated useful life of 5 to 6 years and favorable lease of RMB15,500 with estimated useful life of 20 years.

  The amounts of net revenue and net loss of EDC Holding included in the Company's consolidated statements of operations from the acquisition date to December 31, 2014 amounted to RMB17,880 and RMB99,949, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9.     LOANS AND BORROWINGS

  The Company's borrowings consisted of the following:

	As at December 31
	2014	2015
Short-term borrowings	289,000	333,000
Current portion of long-term borrowings	137,709	95,218

Sub-total	426,709	428,218
Long-term borrowings, excluding current portion	492,123	958,264

Total loans and borrowings	918,832	1,386,482

  Short-term borrowings

  The Company's short-term borrowings consisted of the following:

		As at December 31
		2014	2015
Unsecured short-term loans and borrowings		—	60,000
Secured short-term loans and borrowings	(i)	289,000	273,000

		289,000	333,000

(i)
Short-term borrowings were secured by the following assets:

		As at December 31
	Note	2014	2015
Accounts receivable	3	36,576	20,221
Property and equipment, net	5	—	144,540
Prepaid land use rights, net	7	—	14,602

		36,576	179,363

(ii)
The weighted average interest rates of short-term borrowings were 6.98% and 6.55% per annum for the years ended December 31, 2014 and 2015, respectively.

(iii)
Short-term loans of RMB259,000 and RMB247,000 as of December 31, 2014 and 2015, were guaranteed by William Wei Huang, Director and CEO of the Company, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9.     LOANS AND BORROWINGS (Continued)

  Long-term borrowings

  The Company's long-term borrowings consisted of the following:

	As at December 31
	2014	2015
Unsecured long-term loans and borrowings	7,269	2,844
Secured long-term loans and borrowings	622,563	1,050,638

	629,832	1,053,482

(i)
The weighted average interest rates of long-term borrowings were 10.2% and 8.73% per annum for the years ended December 31, 2014 and 2015, respectively.

(ii)
As of December 31, 2014 and 2015, accrued interest of RMB8,440 and RMB25,554 payable on maturity of the long-term borrowings was recorded in other long-term liabilities in the consolidated balance sheets.

(iii)
Long-term borrowings were secured by the following assets:

		As at December 31
	Note	2014	2015
Accounts receivable	3	7,361	22,290
Property and equipment, net	5	162,686	434,984
Prepaid land use rights, net	7	21,461	6,381

		191,508	463,655

(iv)
Long-term loans of RMB15,000 and RMB194,955 as of December 31, 2014 and 2015 were guaranteed by William Wei Huang, respectively.

(v)
The aggregate maturities of the above long-term borrowings for each of the five years and thereafter subsequent to December 31, 2015 are as follows:

Long-term borrowings
Fiscal year ending December 31,
2016	95,218
2017	334,191
2018	155,645
2019	174,433
2020	229,595
Thereafter	64,400

Total	1,053,482

  Certain of the Company's long-term borrowings contain financial covenants. An outstanding loan of RMB7,269 and RMB2,844 as of December 31, 2014 and 2015, respectively, borrowed by a subsidiary contains a financial covenant that requires the subsidiary to keep a minimum cash of US$200 (RMB1,298) at the bank at all times. The loan agreement also requires that both the subsidiary and the Company as a guarantor, maintain minimum quarterly revenues thresholds as specified in the loan agreement. As of December 31, 2014 and 2015, the Company was in compliance with such covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9.     LOANS AND BORROWINGS (Continued)

  An outstanding entrust loan of RMB200,000 and RMB199,800 as of December 31, 2014 and 2015, respectively, borrowed by a subsidiary through a third party bank contains financial covenants. The covenants require that the subsidiary's outstanding loans (exclusive of this entrust loan and any other entrust loans) should be within a range of RMB130,000 and RMB240,000 (the "borrowing range") and the total pledged assets cannot exceed RMB20,000. On March 31, 2015, the subsidiary's outstanding loans exceeded RMB240,000 and total pledged assets exceeded RMB20,000. On June 10, 2015, the subsidiary obtained a waiver letter from the creditor that waived the covenant violations. The creditor and the subsidiary also agreed to revise the acceptable outstanding borrowings in a range of RMB130,000 and RMB360,000. As of December 31, 2014 and 2015, the Company was in compliance with such covenants.

  During the year ended December 31, 2015, two subsidiaries of the Company entered into loan facilities with a third party bank for the construction of data centers. The loans contain a limit on the amount of capital expenditures to be incurred for the construction of the data centers and mature in 2020. As of December 31, 2015, the Company's outstanding long-term loans under the facilities amounted to RMB403,580. The loans are required to be repaid in full prior to the maturity date in the event 1) Singapore Technologies Telemedia Limited of Singapore, the parent company of STT GDC Pte. Ltd. (a principal shareholder of the Company), ceases to own and control, directly or indirectly, at least 40% of the equity interest in the Company prior to an initial public offering (IPO) or 30% of the equity interest in the Company after an IPO, or ceases to be the single largest shareholder of the Company, 2) the Company ceases to own and control, directly or indirectly, 100% of the borrowing subsidiaries, or 3) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the agreements. In addition, under the terms of the loans, upon the completion of the Company's IPO, the Company is required to repay early RMB100,000 of the outstanding loan principal amount to the bank based on the principal amount outstanding as of December 31, 2015. The loan facilities include a cross-default provision which would be triggered if the Company fails to repay any financial indebtedness of RMB30,000 or more when due or within any originally applicable grace period. As of December 31, 2015, the Company was in compliance with the above covenants.

  As of December 31, 2015, the Company has total working capital and project financing credit facility of RMB1,628,544 from various banks, of which the unused amount was RMB278,965. The withdrawal from the credit facility is at the discretion of the banks and is subject to the terms and conditions of each agreement.

10.   BONDS PAYABLE/CONVERTIBLE BONDS PAYABLE

  Bonds due June 10, 2014 issued by a subsidiary ("Bonds due 2014")

  On December 11, 2012, the Company issued Bonds due 2014 to an investor in an aggregate principal amount of US$10,509 (RMB66,125). The Bonds due 2014 had a maturity date of June 10, 2014 and carried interest at 10% per annum. Upon maturity, the carrying amount of the Bonds due 2014 was US$10,509 (RMB64,541) and the Company repaid a portion of the Bonds due 2014 amounting to US$664 (RMB4,081). On June 11, 2014, the Company issued Bonds due 2015 to the same investor in an aggregate principal amount of US$30,203 (RMB185,770) of which a portion was to settle the remaining unpaid portion of the Bonds due 2014 of US$9,845 (RMB60,460) and unpaid interest payable on the Bonds due 2014 of RMB10,360.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10.   BONDS PAYABLE/CONVERTIBLE BONDS PAYABLE (Continued)

  Bonds due June 10, 2015 issued by the Company ("Bonds due 2015")

  The key terms of the Bonds due 2015 are summarized as follows:

  Denomination

  •
  Denomination—US$10 each

  Maturity date

  •
  Maturity date—June 10, 2015

  Interest rate and interest repayment

  •
  Interest rate is at 10% per annum compounded annually.

  Redemption and price

  •
  The Company shall redeem the unpaid principal together with the interest accrued of the Bonds due 2015 on the Maturity Date.

  Exchange feature of the Bonds due 2015

  Prior to the Maturity Date, the holder of Bonds due 2015 has the right to exchange the bonds into the Company's ordinary shares in the event of a qualifying initial public offering ("QIPO") or private placement. The exchange feature permits the holder to receive a variable number of ordinary shares with an aggregate fair value that is based on a fixed monetary amount (the principal amount of the Bonds due 2015 that is being exchanged). The price used to determine the number of ordinary shares issued in exchange for the bonds is equal to 70% of the QIPO price or 70% of the share issuance price of the private placement. The Company separated this contingent redemption exchange feature (or embedded put option) from the principal amount of the Bonds due 2015 at the issuance date. The fair value of the embedded put option was US$5,547 (RMB34,105). The recorded discount resulting from the allocation of the proceeds of the Bonds due 2015 to this embedded put option was recognized as interest expense. As of December 31, 2015, there was no outstanding embedded derivative due to the holder's exercise of the right to exchange a portion of the Bonds due 2015 following the completion of Series C shares in August 2014 and the holder waiving the right to exchange the remaining portion for ordinary shares described below. Total interest expense related to the debt discount amounted to RMB34,105 for the year ended December 31, 2014.

  In August 2014, the Company conducted a private placement of 238,526,241 Series C redeemable preferred shares ("Series C Shares") (see note 13). Upon the issuance of Series C Shares, the holder of the Bonds due 2015 exchanged outstanding principal amount of the Bonds due 2015 of US$27,860 (RMB171,431) for 38,397,655 ordinary shares. The number of ordinary shares issued was based on US$0.72557, or 70% of the issuance price of Series C Shares of US$1.036522. The difference between the fair value of the ordinary shares and the principal amount of the bonds was RMB34,105, which was charged against the embedded put option described above. The holder waived its right to

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10.   BONDS PAYABLE/CONVERTIBLE BONDS PAYABLE (Continued)

    exchange the remaining Bonds due 2015 of US$2,343 (RMB14,330) for ordinary shares of the Company.

  On June 10, 2015, the Company fully redeemed the remaining Bonds due 2015 of US$2,343 (RMB14,330) upon maturity.

  Convertible Bonds due December 30, 2019 issued by the Company ("Convertible Bonds due 2019")

  On December 30, 2015, the Company entered into a subscription agreement with two investors (referred to as "PA investor" and STT GDC Pte. Ltd or "STT GDC") for Convertible Bonds due 2019 in an aggregate principal amount of US$250,000 in four tranches. On December 30, 2015 and January 29, 2016, the Company received the first tranche of US$100,000 (RMB648,950) from PA investor and the second tranche of US$50,000 (RMB324,475) from STT GDC, respectively. The subscription for the remaining third and fourth tranches of the Convertible Bonds due 2019 in the aggregate principal amount of US$100,000 (RMB648,950) expires on September 30, 2016.

  Convertible Bonds due 2019 bears an interest rate of 10% per annum and matures on December 30, 2019 ("Maturity Date"). The Company shall redeem the unpaid principal together with the interest accrued of the Convertible Bonds due 2019 on the December 30, 2019. The Company pledged 100% of the equity interests in a subsidiary to the investors.

  The key terms of the Convertible Bonds due 2019 are summarized as follows:

  Conversion of the Convertible Bonds due 2019

  If the Company completes a QIPO, the bond holder, at any time between the date of completion of such QIPO (the "QIPO Completion Date") and the Maturity Date (the "Conversion Period"), have the right to convert up to 100% of the principal amount of the bond (in multiples of US$10,000), together with the accrued interest thereon, into ordinary shares of the Company. The conversion price shall be US$1.675262 subject to adjustments for situations such as share dividend, share split, consolidation, recapitalization, exchange or substitution of ordinary shares at any time or from time to time. The Company determined that there was no embedded beneficial conversion feature ("BCF") attributable to Convertible Bonds due 2019 at the commitment date because the initial conversion price of Convertible Bonds due 2019 was greater than the estimated fair value of the Company's ordinary shares as of December 30, 2015. The estimated fair value of the underlying ordinary shares on December 30, 2015 was determined by management with the assistance of an independent valuation firm. The valuation used an income approach, which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

  The Company also determined that the embedded conversion option did not require it to be separated as an embedded derivative because a separate instrument with the same terms as the embedded derivative would not be a derivative instrument.

  If the Company completes a QIPO and the closing price of its shares is at or above 125% of the conversion price (i.e. 25% premium to the conversion price) for a period of at least ten consecutive trading days, the Company may, at its unilateral option, notify the bondholder that the bond then

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10.   BONDS PAYABLE/CONVERTIBLE BONDS PAYABLE (Continued)

  outstanding will be mandatorily converted at the end of the notice period in accordance with the terms and conditions of the bond.

  Redemption on maturity:

  Unless previously converted or purchased and cancelled in the circumstances, the bond will be redeemed on December 30, 2019 at its principal amount, plus accrued interest thereon.

11.   ACCRUED EXPENSES AND OTHER PAYABLES

  Accrued expenses and other payables consisted of the following:

	As at December 31
	2014	2015
Accrued rental expenses	14,767	12,951
Accrued utility expenses	3,754	8,548
Accrued payroll and welfare benefits	18,707	27,062
Accrued interest expenses	31,090	23,722
Accrued professional service fees	14,489	8,352
Other taxes payables	12,132	14,296
Income tax payable (note 18)	95	8,955
Other payables	23,511	14,430

	118,545	118,316

  Other payables represent amounts due to service providers for various services received by the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12.   LEASE

  Capital leases

  The Company's capital lease obligations are summarized as follows:

	2014		2015
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
Within 1 year	39,621	41,985	48,745	51,591

After 1 year but within 2 years	33,351	38,857	52,034	60,019
After 2 years but within 3 years	30,703	39,221	51,693	64,938
After 3 years but within 4 years	29,242	40,846	50,456	69,089
After 4 years but within 5 years	27,949	42,700	108,637	172,079
After 5 years	125,751	288,556	162,119	395,251

	246,996	450,180	424,939	761,376

	286,617	492,165	473,684	812,967

Less: total future interest expenses		(205,548)		(339,283)

Present value of lease obligations		286,617		473,684

Including:
Current portion		39,621		48,745

Non-current portion		246,996		424,939

  The Company's capital leases expire at various dates ranging from 2020 to 2032. The weighted average effective interest rate of the Company's capital leases was 9.71% and 8.63% as of December 31, 2014 and 2015, respectively.

  During the year ended December 31, 2014, the capital lease obligations arose from the acquisition of EDC Holding. The Company recognized the capital lease obligations assumed in the business combination at the acquisition-date fair value. During the year ended December 31, 2015, the Company entered into the following capital lease arrangements:

  Shenzhen 2 Lease and Shenzhen 3 Lease

  In March 2015 and July 2015, the Company entered into two lease agreements to lease two existing buildings in Shenzhen, China from a third party lessor (the "Shenzhen 2 Lease" and the "Shenzhen 3 Lease"). The Shenzhen 2 Lease has a lease term of 10 years from June 2015 to May 2025 and the Shenzhen 3 Lease has a lease term of 15 years from November 2015 to October 2030. The Company determined that both leases were capital leases as the present value of the minimum lease payments of each of the leases exceeded 90% of the respective fair value of the leased property at the inception of the lease.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12.   LEASE (Continued)

  Accordingly, on the respective lease commencement date, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of RMB205,000.

  Shenzhen 4 Lease

  In October 2015, the Company entered into a lease agreement to lease an existing building in Shenzhen, China from a third party lessor (the "Shenzhen 4 Lease"). The Shenzhen 4 Lease has a lease term of 20 years commencing from January 2016. At the inception of the lease, Company determined that Shenzhen 4 Lease is a capital lease as the present value of the minimum lease payments exceeded 90% of the fair value of the leased property. In January 2016, the Company took possession of or controlled the physical use of the building from the lessor. Accordingly, in January 2016, the Company records a capital lease asset and a capital lease obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term (or RMB138,721) on the lease commencement date.

  Build-to-suit leases

  The Company entered into the following build-to-suit leases during the year December 31, 2015:

  In January and February 2015, the Company entered into two lease agreements with a third party developer-lessor for the development, construction and the lease (build-to-suit lease) of two brand new buildings (the "Shanghai 3 Lease" and "Shanghai 4 Lease") in Shanghai, China. The Company paid a deposit for each of the two leases to the developer-lessor. Both the Shanghai 3 Lease and Shanghai 4 Lease have a lease term of 20 years commencing upon the delivery of the completed building to the Company. The two buildings will be constructed based on the Company's specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements. That is, the developer-lessor will hand over two cold-shell buildings to the Company upon completion of construction. Upon the delivery of the cold-shell buildings, the Company will convert the two buildings into data centers. No rent is paid by the Company during the construction of the two buildings. All project hard costs are to be paid by the developer-lessor, including site preparation and construction costs. In the event of termination of the lease agreements during the lease term, the Company is obligated to pay 15% of the total minimum lease payments. In addition, if the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessor for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and leveling costs.

  In accordance with ASC 840-40-55, the Company has determined that it is the owner of the two buildings during the construction period as it has substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). That is, the Company could be required, under any circumstances, to pay more than 90% of the total project costs incurred to date as of any point of time during the construction period. Since the Company is the owner of the two projects for financial reporting purposes, the Company records an asset for the estimated incurred construction costs of the project and a liability for those costs funded by the lessor-developer at the end of each reporting period. The developer-

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12.   LEASE (Continued)

  lessor received the onsite construction permit in December 2015 to commence construction. Total costs incurred as of December 31, 2015 was immaterial based on the limited ground preparation costs incurred by the developer-lessor and did not exceed the deposit amount paid to the lessor-developer.

  Operating leases

  The Company leases data centers, offices and other equipment that are classified as operating leases. The majority of the Company's operating leases expire at various dates though 2035.

  Future minimum operating lease payments as of December 31, 2015 are summarized as follow:

Fiscal year ending December 31,
2016	111,389
2017	93,450
2018	73,226
2019	62,273
2020	54,027
Thereafter	481,454

Total	875,819

  Rental expenses were approximately RMB110,117 and RMB131,875 for the years ended December 31, 2014 and 2015, respectively. The Company did not sublease any of its operating leases for the periods presented.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13.   REDEEMABLE PREFERRED SHARES

The movement of the redeemable preferred shares is set out as below:

	Series A		Series A*		Series B		Series B1		Series B2		Series B3		Series B4		Series B5		Series C		Total
	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000	Shares	RMB'000
Balance at January 1, 2014	63,250,000	198,434	—	—	11,550,000	64,056	—	—	—	—	—	—	—	—	—	—	—	—	74,800,000	262,490
Issuance of redeemable preferred shares
—in relation to business combination	—	—	14,149,705	80,965	—	—	33,959,293	236,108	25,618,413	165,506	14,045,432	85,554	23,037,763	143,164	—	—			110,810,606	711,297
—third party investor															—	—	238,526,241	1,501,167	238,526,241	1,501,167
Extinguishment of redeemable preferred shares upon repurchase	(23,533,064)	(76,473)	(5,503,899)	(31,497)	(8,413,412)	(48,593)	(13,209,358)	(91,847)	(9,964,954)	(64,383)	(5,463,340)	(33,281)	(8,961,143)	(55,692)	—	—	—	—	(75,049,170)	(401,766)
Extinguishment of redeemable preferred shares upon exchange	(10,081,891)	(32,803)	(1,729,161)	(9,896)	(560,105)	(3,276)	(9,222,193)	(63,800)	(5,217,820)	(33,540)	(8,582,092)	(52,268)	—	—	35,393,262	225,198	—	—	—	29,615
Changes in redemption value	—	6,824	—		—	2,393	—		—		—	—	—		—	5,210	—	54,689	—	69,116
Foreign exchange impact		1,292		3		500		(313)		(164)		(5)		5		(725)		(8,473)		(7,880)

Balance at December 31, 2014 and January 1, 2015	29,635,045	97,274	6,916,645	39,575	2,576,483	15,080	11,527,742	80,148	10,435,639	67,419	—	—	14,076,620	87,477	35,393,262	229,683	238,526,241	1,547,383	349,087,677	2,164,039
Changes in redemption value	—	4,029	—	—	—	754	—	—	—	—	—	—	—	—	—	13,715	—	92,428	—	110,926
Foreign exchange impact		6,125				955										14,640		98,629		120,349

Balance at December 31, 2015	29,635,045	107,428	6,916,645	39,575	2,576,483	16,789	11,527,742	80,148	10,435,639	67,419	—	—	14,076,620	87,477	35,393,262	258,038	238,526,241	1,738,440	349,087,677	2,395,314

The Series A, Series B Shares, Series A* Shares, Series B1 Shares, Series B2 Shares, Series B3 Shares, Series B4 Shares, Series B5 Shares and Series C Shares are collectively referred to as the "preferred shares". The preferred shares are denominated in US$, which is the functional currency of the issuer, GDS Holdings.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13.   REDEEMABLE PREFERRED SHARES (Continued)

  A summary of the authorized, issued and outstanding preferred shares as of December 31, 2015 is as follows:

Series	Shares authorized	Shares issued and outstanding	Carrying amount	Redemption value
Series A	29,635,045	29,635,045	107,428	107,428
Series A*	6,916,645	6,916,645	39,575	6,731
Series B	2,576,483	2,576,483	16,789	16,789
Series B1	11,527,742	11,527,742	80,148	54,653
Series B2	10,435,639	10,435,639	67,419	47,484
Series B4	14,076,620	14,076,620	87,477	47,496
Series B5	35,393,262	35,393,262	258,038	258,038
Series C	240,000,000	238,526,241	1,738,440	1,738,440

Total	350,561,436	349,087,677	2,395,314	2,277,059

  In January 2007, the Company issued 53,625,000 Series A redeemable preferred shares ("Series A Shares") to a group of investors unrelated to the Company at US$0.3636 (RMB2.8279) per share. Concurrent with the issuance, a holder of bonds payable converted bonds payable of US$3,500 (RMB27,222) into 9,625,000 Series A Shares.

  In March 2011, the Company issued 11,550,000 Series B redeemable preferred shares ("Series B Shares") to a group of investors unrelated to the Company at US$0.7792 (RMB5.1087) per share.

  In June 2014, the Company issued 88,352,558 ordinary shares, 14,149,705 Series A* Shares, 33,959,293 Series B1 Shares, 25,618,413 Series B2 Shares, 14,045,432 Series B3 Shares and 23,037,763 Series B4 Shares in connection with the acquisition of EDC Holding (see note 8). Series B1, B2, B3, B4 Shares are collectively referred to as Series B* Shares.

  On August 13, 2014, the Company issued 238,526,241 Series C redeemable preferred shares ("Series C Shares") to an investor unrelated to the Company at US$1.0365 (RMB6.3779) per share, for cash consideration of US$247,238 (RMB1,521,295). The Company incurred issuance costs of US$3,271 (RMB20,128), which were recorded as a reduction in the carrying amount of the redeemable preferred shares.

  As of December 31, 2014 and 2015, the Company concluded that it was probable that the redeemable preferred shares will become redeemable. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the redeemable preferred shares to equal the redemption value at the end of each reporting period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Reductions in the carrying amount of the redeemable preferred shares are recognized only to the extent that increases to the initial carrying amount of the redeemable preferred shares were previously recorded. The resulting increases or decreases in the carrying amount of redeemable preferred shares increases or decreases net loss available to ordinary shareholders in the calculation of earnings per share. The change in

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13.   REDEEMABLE PREFERRED SHARES (Continued)

  redemption value of the redeemable preferred shares was RMB69,116 and RMB110,926, for the years ended December 31, 2014 and 2015, respectively.

  Extinguishment of preferred shares

  In connection with the issuance of Series C Shares on August 13, 2014, the Company repurchased 23,533,064 Series A Shares, 5,503,899 Series A* Shares, 8,413,412 Series B Shares, 13,209,358 Series B1 Shares, 9,964,954 Series B2 Shares, 5,463,340 Series B3 Shares and 8,961,143 Series B4 Shares at US$1.0365 (RMB6.3779) per share, for cash consideration of US$77,788 (RMB478,666), of which RMB455,366 was paid in 2014 and the remaining RMB23,300 was paid in 2015. The Company made the offer for the repurchase to all existing preferred shareholders on that date.

  In accordance with ASC 260-10-S99, the difference between the cash consideration transferred to the holders of the preferred shares and the carrying amount of the preferred shares (net of issuance costs) is added to net loss to arrive at loss available to ordinary shareholders in the calculation of loss per share. The Company recorded the difference of US$12,497 (RMB76,900) between the repurchase price of US$77,790 (RMB478,666) and the carrying amount of such preferred shares of US$65,293 (RMB401,766) against additional paid-in capital, in the absence of retained earnings.

  On August 13, 2014 and December 22, 2014, the Company exchanged a total of 35,393,262 preferred shares, comprising of 10,081,891 Series A Shares, 1,729,161 Series A* Shares, 560,105 Series B Shares and 23,022,105 Series B* Shares (collectively, the "Exchanged Shares") by re-designating those shares into 35,393,262 newly issued Series B5 redeemable preferred shares ("Series B5 Shares") to facilitate the sale of the Exchanged Shares held by certain selling preferred shareholders. Concurrently, the holders sold the 35,393,262 Series B5 Shares to one investor (B5 Holder), at the purchase price of US$1.0365 (RMB6.3779) per share for a total cash consideration of US$36,685 (RMB225,198). The terms of the B5 Shares were identical to the terms of the Series C Shares.

  The exchange, in substance, is the same as a repurchase of the Exchanged Shares from the selling preferred shareholders and a concurrent issuance of Series B5 Shares to the B5 Holder. Accordingly, the Company accounted for the exchange or re-designation of the Exchanged Shares for Series B5 Shares as an extinguishment. The difference of US$4,812 (RMB29,615) between the fair value of the Series B5 Shares of US$36,685 (RMB225,198) and the carrying amount of the Exchanged Shares of US$31,873 (RMB195,583) was recorded against additional paid-in capital, in the absence of retained earnings. In accordance with ASC 260-10-S99, the difference was added to net loss to arrive at loss available to ordinary shareholders in the calculation of loss per share.

  Modification of preferred shares

  In connection with the issuance of Series C Shares on August 13, 2014, the Company and the holders of the remaining Series A, A*, B, B1, B2, B3 and B4 Shares (after the above extinguishment) agreed to modify the terms of their respective preferred shares. The redemption date of these Series A, A*, B, B1, B2, B3 and B4 Shares was extended to the same redemption date as Series C Shares. The holders also agreed to modify the redemption price by reducing the annual rate of return of their respective preferred shares.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13.   REDEEMABLE PREFERRED SHARES (Continued)

  The Company determines whether an amendment or modification to the terms of its redeemable convertible preferred shares represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment or modification represents an extinguishment. The Company has determined that the amendment to the terms of the preferred shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718-20, Compensation—Stock Compensation. Based on a comparison of the fair value of the preferred shares after the amendment to the fair value of the preferred shares immediately before the amendment, the additional fair value change was immaterial. The fair value of the preferred shares before and after the amendment or modification was determined by management with the assistance of a third party valuation firm.

  Terms of the preferred shares

  Key terms of the preferred shares are summarized as follows:

  Dividends

  Holders of the preferred shares are entitled to receive preference dividends at an annual rate of 6% per annum of the respective preferred shares issue price, out of any funds legally available for this purpose, when, as and if declared by the Board of Directors of GDS Holdings. Payment of dividends to certain series of preferred shares is in preference and priority to any declaration or payment of any distribution on other series of preferred shares, details of which are set out in the Company's Memorandum of Association. The right to receive dividends on the preferred shares shall be cumulative, and the right to such dividends shall accrue to holders of the preferred shares notwithstanding the fact that dividends on said shares are not declared or paid in any calendar year.

  Conversion

  The holders of preferred shares have the right to convert all or any portion of their holdings into ordinary shares of GDS Holdings at any time. Each preferred share is convertible into one ordinary share, subject to adjustment such as share dividend, share split, consolidation, and recapitalization.

  In addition, each preferred share shall (a) automatically be converted into ordinary share at then-effective conversion price immediately prior to the closing of a QIPO, or (b) be converted in to ordinary share at then-effective conversion price with the vote or written consent of the holders of at least 85% of the then outstanding Series A Shares, Series A* Shares, Series B Shares, Series B1 Shares, Series B2 Shares, Series B4 Shares and Series B5 Shares (voting together as a separate class) and the holders of at least 75% of the then outstanding Series C Shares, in each case on an as converted basis.

  The Company evaluated the embedded conversion option in the convertible preferred shares to determine if the embedded conversion option require bifurcation and accounted for as a derivative. The Company concluded the embedded conversion option did not require it to be bifurcated pursuant to ASC 815. The Company also determined that there was no beneficial conversion feature ("BCF") attributable to the convertible preferred shares because the initial conversion price was higher than the fair value of the Company's ordinary shares. The fair value of the Company's ordinary shares on

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13.   REDEEMABLE PREFERRED SHARES (Continued)

  the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded derivative to be separated from the convertible preferred share.

  Voting rights

  The holders of the preferred shares have voting rights equivalent to the ordinary shareholders on an "if converted" basis.

  Liquidation preference

  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of preferred shares shall be entitled to be paid out of the assets of the Company available for distributions a liquidation preference in the amount per preferred share equal to the redemption amount plus all accrued or declared but unpaid dividends.

  Payment of liquidation preference on certain series of preferred shares is prior and in preference to any payment on other series of preferred shares, and the liquidation preference in order of priority is Series C, Series B5, Series B*, Series B, Series A*, and Series A, details of which are set out in the Company's Memorandum of Association.

  Redemption

  Subject to other redemption requirements set out in the Company's Memorandum of Association, on or after the 4th anniversary of the original issue date of Series C Shares, the holders of preferred shares may, at the election of the holders of at least 75% of each series of outstanding preferred shares voting together as a separate class on an as converted basis, to the extent permitted by applicable laws, redeem all or any portion of the then outstanding preferred shares at a redemption price equal to the redemption amount, plus an amount equal to all accrued or declared but unpaid dividends thereon, including the 6% cumulative preference dividends whether declared or not.

  The redemption amount, shall mean, with respect to the Series A Shares, US$0.363636 per share; with respect to the Series B Shares, US$0.77922 per share, with respect to the Series A* Shares, US$0.1060 per share; with respect to the Series B1 Shares, US$0.5300 per share; with respect to the Series B2 Shares, US$0.5855 per share; with respect to the Series B4 Shares, US$0.4340 per share; with respect to the Series B5 Shares, US$1.036522 per share; and with respect to the Series C Shares, US$1.036522 per share.

14.   FAIR VALUE MEASUREMENT

  As of December 31, 2014 and 2015, there was no asset or liability that was measured at fair value on a recurring basis in periods subsequent to their initial recognition.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

14.   FAIR VALUE MEASUREMENT (Continued)

  Following is a description of the valuation techniques that the Company uses to measure fair value of financial assets and financial liabilities:

  •
  Short-term financial instruments (restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables)—cost approximates fair value because of the short maturity period.

  •
  Long-term borrowings—fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company's bankers for similar debt instruments of comparable maturities.

  •
  Convertible bonds payable—the estimated fair value approximated the carrying value of RMB648,515 as of December 31, 2015. The fair value was measured based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates.

15.   ORDINARY SHARES

  Upon incorporation in 2006, the Company issued 110,000,001 ordinary shares with a par value of US$0.00005 (RMB0.000404) each.

  In June 2014, the Company issued 88,352,558 ordinary shares with a fair value of RMB472,945 to the shareholders of EDC Holding as part of the consideration to acquire EDC Holding (see note 8).

  In August 2014, the holder of the Bonds due 2015 exchanged principal amount of US$27,860 (RMB171,431) for 38,397,655 ordinary shares (see note 10).

  To facilitate the issuance of Series C Shares on August 13, 2014, the Company repurchased 18,762,292 ordinary shares from certain shareholders at US$1.0365 (RMB6.3779) per share, for a total consideration of US$19,448 (RMB119,664). Upon the repurchase, the Company cancelled such shares.

16.   SHARE-BASED COMPENSATION

  The Company adopted the 2014 Equity Incentive Plan ("Plan") in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the Plan, is 29,240,000 shares.

  Options to director, officers and employees

  In July 2014, the Company granted 12,394,753 share options to employees, officers and directors at an exercise price of US$0.7792 (RMB4.7943) per option. The options have a contractual term of five to six years.

  The options vest in accordance with the vesting schedules set out in the respective share option agreements as follows: (1) 63% on the date of grant, 1/48 each month thereafter; (2) 71% on the date of grant, 1/48 each month thereafter; (3) 75% on the date of grant, 1/48 each month thereafter; or (4) 95% on the date of grant, 1/40 each month thereafter.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

16.   SHARE-BASED COMPENSATION (Continued)

  Options to non-employee consultants

  In July 2014, the Company granted the following share options to external consultants at an exercise price of US$0.7792 (RMB4.8) per option. The options have a contractual term of five years.

  The services performed or to be performed by these external consultants include marketing, technical consultancy, manage telecommunication relationships, strategic, business, operation, and financial planning services.

  •
  4,158,315 share options to a group of external consultants. Such options vested immediately on the date of grant for services performed and completed by the consultants.

  •
  1,275,000 share options to a consultant. 75% of the options (or 956,250 options) vested immediately on the date of grant for services performed and completed while the remaining 318,750 options vest monthly thereafter in eleven equal monthly instalments for future ongoing services. As of December 31, 2014, 185,938 options remained unvested. As of December 31, 2015, all options were vested.

  •
  400,000 share options to a group of external consultants for further services upon a QIPO. 1/3 of the options vest upon the completion of a QIPO, 1/3 vest upon the 2nd anniversary of a QIPO and 1/3 vest upon the 3rd anniversary of a QIPO. As of December 31, 2014 and 2015, 400,000 options remained unvested.

  In January 2015, the Company granted 1,000,000 share options to an external consultant at an exercise price of US$0.7792 (RMB4.8) per option. The options vest every six months in six equal instalments for future ongoing services. The options have a contractual term of five years. As of December 31, 2015, 666,667 options remained unvested.

  These consulting service contracts do not contain a performance commitment. Options to non-employees are forfeitable if not vested. The Company determined that these non-employee options are considered indexed to its own stock and would be equity-classified.

  The Company measures the fair value of stock options issued in exchange for services on the date when counterparty completes the performance and recognizes the related share-based compensation expenses. The Company recognized share-based compensation expenses of RMB10,060 and RMB2,019 relating to options issued to non-employee for the years ended December 31, 2014 and 2015, respectively.

  Options that are forfeitable and vest upon the non-employee providing future service is measured at the fair value of the date the performance is completed, which generally coincides with the date on which the options vest and are no longer forfeitable. In accordance with ASC 505-50-S99-1, such options are treated as unissued for accounting purposes until the future services are performed by the non-employees and received by the Company (that is, the options are not considered issued until they vest). During reporting periods prior to completion of performance, the Company measures the cost of the services based on the fair value of the share options at each reporting date using the valuation model applied in previous periods. The portion of the services that the non-employee has rendered is applied to the current measure of fair value to determine the cost to recognize. Changes in the

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

16.   SHARE-BASED COMPENSATION (Continued)

    Company's share price from the grant date to the vesting date result in adjustments to the reported costs of services in each period until performance is completed.

  A summary of the share option activities is as follows:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value per option
		(RMB)	(RMB)
Options outstanding at January 1, 2014	—	—	—
Granted	17,642,130	4.8	1.9
Forfeited	(178,923)	4.8	1.9

Options outstanding at December 31, 2014	17,463,207	4.8	1.9
Granted	519,271	4.8	1.9
Forfeited	(788,944)	4.8	1.9

Options outstanding at December 31, 2015	17,193,534	4.8	1.9

Options vested and expect to vest at December 31, 2015	17,193,534	4.8	1.9

  As of December 31, 2014 and 2015, 585,938 and 1,066,667 forfeitable and unvested non-employee options, respectively, were treated as unissued for accounting purposes and were not included in the table above.

  A summary of share-based compensation expenses for the years ended December 31, 2014 and 2015 is as follows:

	Year ended December 31,
	2014	2015
Costs of revenue	2,851	484
General and administrative expenses	22,525	3,252
Selling and marketing expenses	1,957	325

Total share based compensation expenses	27,333	4,061

  The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2015:

	Number of shares	Weighted average remaining contractual life	Weighted average exercise price
		(years)	(RMB)
Options outstanding and exercisable	17,193,534	3.7	4.8

  As of December 31, 2015, there was no unvested employee stock options.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

16.   SHARE-BASED COMPENSATION (Continued)

  The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant date:	July 2014	January 2015
Risk-free rate of return	2.25%	2.27%
Volatility	31.40%	29.80%
Expected dividend yield	—	—
Exercise multiple	2.20	2.20
Fair value of underlying ordinary share	US$0.88 (RMB5.35)	US$0.90 (RMB 5.5)
Expected term	5-6 years	5 years
  (1)
  Volatility

    The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

  (2)
  Risk-free interest rate

    Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

  (3)
  Dividend yield

    The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

  (4)
  Exercise multiple

    Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option, which, if achieved, results in exercise of the option.

  (5)
  Fair value of underlying ordinary shares

    The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

17.   NET REVENUE

  Net revenue is consisted of the following:

	Years ended December 31,
	2014	2015
Service revenue	450,940	653,591
IT equipment sales	17,397	50,045

	468,337	703,636

18.   INCOME TAX

  Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands.

  The Company's PRC entities are subject to the PRC Corporate Income Tax ("CIT") rate of 25%.

  The Company's Hong Kong entity is subject to the Hong Kong Profits Tax rate of 16.5%.

  The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2014 and 2015 are as follows:

	Years ended December 31,
	2014	2015
Loss before income taxes:
PRC	112,572	94,190
Other jurisdictions	22,010	16,377

Total loss before income taxes	134,582	110,567

Current tax expenses:
PRC	436	(1,650)
Other jurisdictions	5	256

Total current tax expenses(benefits)	441	(1,394)

Deferred tax benefits:
PRC	(4,877)	(10,589)
Other jurisdictions	(147)	—

Total deferred tax benefits	(5,024)	(10,589)

Total income taxes benefits	(4,583)	(11,983)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

18.   INCOME TAX (Continued)

  The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Years ended December 31,
	2014		2015
PRC enterprise income tax rate	25.0%		25.0%
Non-PRC entities not subject to income tax	(1.8%	)	(3.8%	)
Tax differential for entities in non-PRC jurisdiction	(0.8%	)	0.0%
Tax effect of permanent differences	(0.4%	)	(0.6%	)
Change in valuation allowance	(18.4%	)	(9.4%	)
Return to provision adjustment	(0.2%	)	(0.4%	)

	3.4%		10.8%

  The components of deferred tax assets and liabilities are as follows:

	As at December 31
	2014	2015
Deferred tax assets:
Bad debt provision	539	539
Government subsidy	4,621	4,067
Accrued expenses	12,480	8,732
Asset retirement obligation	555	1,444
Net operating loss carry forwards	123,599	135,878

Total gross deferred tax assets	141,794	150,660
Valuation allowance on deferred tax assets	(116,403)	(118,952)

Deferred tax assets, net of valuation allowance	25,391	31,708

Deferred tax liabilities:
Property and equipment	(38,885)	(37,982)
Intangible assets	(13,585)	(11,430)
Prepaid land use rights	(1,814)	(1,774)
Obligation under capital lease	(11,831)	(10,657)

Total deferred tax liabilities	(66,115)	(61,843)

Net deferred tax liabilities	(40,724)	(30,135)

Analysis as:
Current deferred tax assets (note 4)	—	5,193
Non-current deferred tax assets	—	2,363
Non-current deferred tax liabilities	(40,724)	(37,691)

Net deferred tax liabilities	(40,724)	(30,135)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

18.   INCOME TAX (Continued)

  The following table presents the movement of the valuation allowance for the deferred tax assets:

	Years ended December 31,
	2014	2015
Balance at the beginning of the year	117,065	116,403
(Decrease) increase during the year	(662)	2,549

Balance at the end of the year	116,403	118,952

  Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2015, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2015, the valuation allowance of RMB118,952 was related to the deferred income tax asset of certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

  During the year ended December 31, 2015, certain net operating losses carry forwards expired. A full valuation allowance was provided against these net operating losses carry forwards as of the end of December 31, 2014. The net operating losses carry forwards of the Company's PRC subsidiaries amounted to RMB514,385 as of December 31, 2015, of which RMB37,660, RMB65,191, RMB224,920, RMB73,416 and RMB113,198 will expire if unused by December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

  Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company's overall operations, and more specifically, with regard to tax residency status. The 2008 EIT Law includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law, or EIT Law, provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

  If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement,

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

18.   INCOME TAX (Continued)

  for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2014 and 2015, as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

19.   DISTRIBUTION OF PROFIT

  Pursuant to the laws and regulations of the PRC, the Company's PRC entities are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. The general reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

  These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB1,012,478 and RMB1,323,122 as of December 31, 2014 and 2015, respectively, including non-distributable general reserve fund of nil as of December 31, 2014 and 2015. The parent company financial information of GDS Holdings is disclosed in note 25.

20.   LOSS PER SHARE

  The computation of basic and diluted loss per share is as follows:

	Years ended December 31,
	2014	2015
Net loss	129,999	98,584
		—
Extinguishment of redeemable preferred shares upon repurchase and exchange	106,515	—
Change in redemption value of redeemable preferred shares	69,116	110,926
Dividends on redeemable preferred shares (i)	3,509	7,127

Net loss available to ordinary shareholders	309,139	216,637

Weighted average number of ordinary shares outstanding Basic and diluted	162,070,745	217,987,922
Basic and diluted loss per share	1.91	0.99

Note (i):	Represents undeclared dividends on redeemable preferred shares that are cumulative and not included in the carrying amount of the redeemable preferred shares.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

20.   LOSS PER SHARE (Continued)

  For the years ended December 31, 2014 and 2015, the following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive.

	Years ended December 31,
	2014	2015
Share options	17,463,207	17,193,534
Convertible bonds payable	—	59,692,156
Redeemable preferred shares	349,087,677	349,087,677

Total	366,550,884	425,973,367

21.   SEGMENT INFORMATION

  The Company has one operating segment, which is the design, build-out and operation of data centers. The Company's chief operating decision maker is the chief executive officer of the Company who reviews the Company's consolidated results of operations in assessing performance of and making decisions about allocations to this segment. Accordingly, no reportable segment information is presented.

  Substantially all of the Company's operations and assets are in the PRC. Consequently, no geographic information is presented.

22.   MAJOR CUSTOMERS

  The Company had one customer, which generated over 10% of the Company's total revenues during the years ended December 31, 2014 and 2015. Revenues generated from this customer amounted to approximately RMB125,687 and RMB141,711 in 2014 and 2015, respectively.

23.   COMMITMENTS

  (a)
  Capital commitments

    Capital commitments outstanding at December 31, 2014 and 2015 not provided for in the financial statements were as follows:

	As at December 31
	2014	2015
Contracted for	144,059	272,958

  (b)
  Lease commitments

    The Company's lease commitments are disclosed in note 12. In respect of Shenzhen 4 Lease, Shanghai 3 Lease and Shanghai 4 Lease, upon the commencement of the leases in 2016 or upon the completion of the construction of the properties, the total minimum lease payments are RMB1,189,954. The total annual lease payment to be paid, in each of the next five years is RMB8,565, RMB27,919, RMB46,982, RMB50,541 and RMB55,647, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

24.   RELATED PARTY TRANSACTION AND BALANCES

  In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

Name of party	Relationship
William Wei Huang (Mr. Huang)	Director and CEO of the Company
STT GDC Pte. Ltd.	Principal preferred shareholder of the Company
Softbank (China) Venture Capital Co., Ltd ("SBCVC")	Principal preferred shareholder of the Company
EDC Holding	SBCVC was a common principal preferred shareholder of both GDS Holdings and EDC Holding prior to the acquisition
  (a)
  Major transactions with related parties

		Years ended December 31,
		2014	2015
Service fees charged by EDC Holding	24(b)(i)	55,869	—

Loans made to EDC Holding	24(b)(i)	307,048	—

Interest income	24(b)(i)	4,296	—

Repurchase of redeemable preferred shares	24(b)(ii)	273,562	—

Loan from a related party	24(b)(iii)	—	64,936

Interest expenses	24(b)(i) 24(b)(iii)	244	2,579

  (b)
  Balances with related parties

		As at December 31
	Note	2014	2015
Amount due to:
SBCVC	ii	23,300	—
STT GDC Pte. Ltd.	iii	—	67,604

		23,300	67,604

(i)	Subsequent to the acquisition of EDC Holding by the Company on June 30, 2014, balances and transactions between the Company and EDC Holding are eliminated upon consolidation in the Company's consolidated financial statements as of and for the years ended December 31, 2014 and 2015. Prior to the acquisition, the Company entered into the following transactions with EDC Holding.

In December 2013, the Company made a prepayment of RMB320,000 to EDC Holding under a service agreement where it was a customer of EDC Holding. The prepayment covered a two-year service period from 2014 to 2015. During the six-month period ended June 30, 2014, EDC Holding provided services to the Company amounting to RMB55,869.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

24.   RELATED PARTY TRANSACTION AND BALANCES (Continued)

During the six-month period ended June 30, 2014, the Company provided loans to EDC Holding amounting to RMB307,048. Interest income on the loans amounted to RMB4,296.
In January 2013, EDC Holding provided a loan of US$8,000 (RMB49,222) to the Company. During the six-month period ended June 30, 2014, interest expenses on the loan amounted to RMB244.
(ii)
In August 2014, the Company repurchased 13,905,901 Series A Shares, 4,403,119 Series A* Shares, 1,640,183 Series B Shares, 7,338,532 Series B1 Shares, 6,643,303 Series B2 Shares and 8,961,143 Series B4 Shares from SBCVC at US$1.0365 (RMB6.3779) per share, for a cash consideration of US$44,458 (RMB273,562). As of December 31, 2014, outstanding consideration payable to SBCVC amounted to RMB23,300, which was fully settled in 2015.
(iii)
During the year ended December 31, 2015, the Company borrowed a loan of US$10,000 (RMB64,936) from STT GDC Pte, Ltd., a principal shareholder of the Company. The interest expenses on the loan amounted to US$397 (RMB2,579).

As of December 31, 2015, the amount due to STT GDC Pte. Ltd. comprised US$10,000 (RMB64,936) short-term loan and accrued loan interest of US$397 (RMB2,668). On January 29, 2016, the Company received the second tranche of US$50,000 (RMB324,475) from STT GDC Pte. Ltd for subscription of Convertible Bonds due 2019, of which US$10,000 (RMB64,936) was used to settle the outstanding short-term loan of US$10,000 (RMB64,936).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

25.   PARENT ONLY FINANCIAL INFORMATION

  The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of December 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As at December 31
	2014	2015
Assets
Current assets
Cash	8,101	643,926

Total current assets	8,101	643,926
Investment and loans to subsidiaries	2,187,660	2,152,027

Total assets	2,195,761	2,795,953

Liabilities and Shareholders' Deficit
Current liabilities
Accrued expenses and other payables	1,948	3,782
Due to subsidiaries	8,699	20,890
Due to a related party	23,300	67,604
Bonds payable	14,340	—

Total current liabilities	48,287	92,276
Convertible bonds payable	—	648,515
Other long-term liabilities	—	353

Total liabilities	48,287	741,144

Redeemable preferred shares (US$0.00005 par value; 350,561,436 shares authorized; 349,087,677 shares issued and outstanding and aggregate redemption amount of RMB2,029,766 and RMB2,277,059 as of December 31, 2014 and 2015, respectively)	2,164,039	2,395,314

Shareholders' deficit
Ordinary shares (US$0.00005 par value; 675,636,564 shares authorized; 217,987,922 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	76	76
Additional paid-in capital	410,486	303,621
Accumulated other comprehensive income (loss)	56,542	(61,949)
Accumulated deficit	(483,669)	(582,253)

Total shareholders' deficit	(16,565)	(340,505)

Commitments and contingencies
Total liabilities, redeemable preferred shares and shareholders' deficit	2,195,761	2,795,953

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

25.   PARENT ONLY FINANCIAL INFORMATION (Continued)

Condensed Statements of Operations

	Years ended December 31,
	2014	2015
Net revenue	—	—
Cost of revenue	—	—

Gross profit	—	—
Operating expenses
Selling and marketing expenses	(2,387)	(1,566)
General and administrative expenses	(32,166)	(14,665)

Loss from operations	(34,553)	(16,231)
Other income (expenses):
Interest income	80	—
Interest expenses	(35,192)	(3,297)
Gain on remeasurement of equity investment	62,506	—
Equity in loss of subsidiaries	(122,742)	(79,056)
Others, net	(98)	—

Loss before income taxes	(129,999)	(98,584)
Income tax expenses	—	—

Net loss	(129,999)	(98,584)

Condensed Statements of Comprehensive Loss

	Years ended December 31,
	2014	2015
Net loss	(129,999)	(98,584)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	4,114	(118,491)

Comprehensive loss	(125,885)	(217,075)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

25.   PARENT ONLY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows

	Years ended December 31,
	2014	2015
Operating activities:
Net cash used in operating activities	(6,609)	(4,895)

Investing activities:
Investment in a subsidiary	(92,300)	—
Increase of due from subsidiaries	(925,539)	(93,101)

Net cash used in investing activities	(1,017,839)	(93,101)

Financing activities:
Proceeds from issuance of convertible bonds payable	—	648,950
Proceeds from issuance of bonds payable	114,950	—
Repayment of bonds payable	(4,081)	(14,330)
Loan received from a related party	—	64,936
Proceeds from issuance of Series C redeemable preferred shares	1,521,295	—
Payment of issuance costs for Series C redeemable preferred shares	(20,128)	—
Repurchase of ordinary shares	(119,664)	—
Repurchase of redeemable preferred shares	(455,366)	(23,300)

Net cash provided by financing activities	1,037,006	676,256

Effect of exchange rate changes on cash	(4,459)	57,565

Net increase in cash	8,099	635,825
Cash at beginning of year	2	8,101

Cash at end of year	8,101	643,926

Supplemental disclosures of cash flow information
Interest paid	1,317	3,463
Supplemental disclosures of non-cash investing and financing activities
Issuance of ordinary shares in exchange of bonds payable	205,536	—
Issuance of ordinary and preferred shares for the acquisition of EDC Holding	1,184,242	—

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

26.   SUBSEQUENT EVENTS

(a)
Receipt of proceeds from the second tranche of Convertible Bonds due 2019

  On January 29, 2016, the Company received the second tranche of US$50,000 (RMB324,475) from STT GDC Pte. Ltd. for subscription of Convertible Bonds due 2019, of which US$10,000 (RMB64,936) was used to settle an outstanding short-term loan due to STT GDC Pte. Ltd.

(b)
2016 Internal Restructuring

  During the periods presented, the Company primarily conducted its operations through GDS Suzhou.

  In order to adapt to the new regulatory requirements in China, the Company completed an internal restructuring on April 13, 2016 (the "2016 Variable Interest Entity Restructuring") whereby GDS Suzhou was converted into a PRC domestic company that is wholly owned GDS Beijing. The conversion of GDS Suzhou into a PRC domestic company was accomplished by way of transferring all of the equity interests in GDS Suzhou to GDS Beijing. In connection with the internal restructuring, the VIE Agreements between GDS Beijing and GDS Suzhou were terminated and concurrently, new contractual arrangements were entered into between GDS Beijing and GDS Management Company, a newly-established subsidiary of the Company. The terms of the new contractual arrangements between GDS Beijing and GDS Management Company are identical to the terms of the VIE Agreements between GDS Beijing and GDS Suzhou. The 2016 Variable Interest Entity Restructuring was completed on April 13, 2016. The Company continues to be the primary beneficiary of the VIEs following the completion of the internal restructuring.

  Since the entities involved in the 2016 Variable Interest Entity Restructuring are all under common control and the Company is the primary beneficiary of GDS Beijing at the time of transfer, the net assets of GDS Suzhou transferred to GDS Beijing is recorded at the same amounts at which the assets and liabilities would have been measured if they had not been transferred. That is, no gain or loss is recognized because of such transfer.

  The following is a summary of the contractual arrangements entered among the GDS Management Company, the VIEs, and the shareholders of the VIEs.

  Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, each shareholder of the VIEs has pledged all of his or her equity interest in the VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the VIEs and their shareholders' performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and services agreement, loan agreement, exclusive option agreement, and power of attorney. If the VIEs or any of their shareholders breach their contractual obligations under these agreements, GDS Management Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. Each of the shareholders of the VIEs agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Management Company. The equity interest pledge agreements remain effective until the VIEs and their shareholders discharge all their obligations under the contractual arrangements.

  Powers of Attorney.    Pursuant to the powers of attorney, each shareholder of the VIEs has irrevocably appointed the PRC citizen(s) as designated by GDS Management Company to act as such shareholder's

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

26.   SUBSEQUENT EVENTS (Continued)

  exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder's equity interest in the VIEs, and appointing directors and executive officers. GDS Management Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney-in-fact of the shareholders of the VIEs with prior notice to such shareholders. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the VIE.

  Exclusive Technology License and Services Agreements.    Under the exclusive technology license and services agreements, GDS Management Company licenses certain technology to the VIEs and GDS Management Company has the exclusive right to provide the VIEs with technical support, consulting services and other services. Without GDS Management Company's prior written consent, the VIEs agree not to accept the same or any similar services provided by any third party. The VIEs agree to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Management Company. GDS Management Company owns the intellectual property rights arising out of its performance of these agreements. In addition, the VIEs have granted GDS Management Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of the VIEs at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue to remain effective at all times.

  Exclusive Option Agreements.    Pursuant to the exclusive option agreements, the shareholders of the VIEs have irrevocably granted GDS Management Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholders' equity interests in the VIEs. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Management Company's prior written consent, the shareholders of the VIEs have agreed that the VIEs shall not amend the articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interest, create or allow any encumbrance on their assets or other beneficial interests, provide any loans, or distribute dividends to the shareholders. These agreements will remain effective until all equity interests of the VIEs have been transferred or assigned to GDS Management Company or its designated person(s).

  Loan Agreements.    Pursuant to the loan agreements between GDS Management and the shareholders of the VIEs, GDS Management agrees to extend loans in an aggregate amount of RMB310,100 to the shareholders of the VIEs solely for their capitalization or equity contribution into the VIEs. Pursuant to the loan agreements, GDS Management Company has the right to require repayment of the loans upon delivery of thirty-day's prior notice to the shareholders, and the shareholders can repay the loans by either sale of their equity interests in the VIEs to GDS Management Company or its designated person(s) pursuant to their respective exclusive option agreements, or other methods as determined by GDS Management Company pursuant to its articles of association and the applicable PRC laws and regulations.

(c)
Acquisition of WTENG

  On May 19, 2016, the Company, through GDS Beijing, acquired all of the equity interests in Guangzhou Weiteng Construction Co., Ltd. ("WTENG") from a third party for an aggregate purchase price of RMB129,500, subject to adjustment, if any, pursuant to the terms and conditions of the equity purchase agreement. WTENG is a limited liability company organized and existing under the PRC law

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share data and per share data, or otherwise noted)

26.   SUBSEQUENT EVENTS (Continued)

  and owns a data center project in Guangzhou. At the date of acquisition, the data center has just commenced its operations. After the acquisition, WTENG became a wholly-owned subsidiary of the Company. The initial accounting for this acquisition is incomplete as the acquisition was completed at a date that was just prior to the issuance of the consolidated financial statements. Management does not believe this acquisition is significant as measured by the assets or pre-tax earnings (loss) of the acquiree as a percentage of the Company's consolidated assets or pre-tax earnings (loss), respectively.

(d)
Share options grant

  On May 1, 2016, the Company granted 11,084,840 share options to employees, officers and directors. These share options were fully vested upon the date of grant for past services and had an exercise price of US$0.7792 (RMB 5.0328) per option. The options have a contractual term of five years. The Company recognized share-based compensation expenses related to these fully vested shares upon grant.

  Management has considered subsequent events through May 20, 2016, which was the date these consolidated financial statements were issued.

27.   PRO FORMA INFORMATION (UNAUDITED)

  Each Series A, A*, B, B1, B2, B4, B5 and C redeemable preferred shares is automatically converted into one ordinary share upon the consummation of a Qualified IPO. The pro forma shareholder equity as of December 31, 2015 presents the shareholder equity as if the conversion of the redeemable preferred shares into ordinary shares occurred on December 31, 2015 (excluding effects of offering proceeds).

	As at December 31, 2015
	Actual	Pro forma
Redeemable preferred shares	2,395,314	—
Shareholders' (deficit) equity
Ordinary shares	76	189
Additional paid-in capital	303,621	2,698,822
Accumulated other comprehensive loss	(61,949)	(61,949)
Accumulated deficit	(582,253)	(582,253)

Total shareholders' (deficit) equity	(340,505)	2,054,809

  On a pro forma basis, upon conversion, the carrying amounts of the Series A, A*, B, B1, B2, B4, B5 and C redeemable preferred shares as of December 31, 2015, in the amount of RMB107,428, RMB39,575, RMB16,789, RMB80,148, RMB67,419, RMB87,477, RMB258,038 and RMB1,738,440, respectively are classified in shareholders' equity under ordinary shares (for the par value) and additional paid-in capital (for the excess of the carrying value of the redeemable preferred shares over the par value).

  Pro forma loss per share is not presented because the effect of the conversion of the outstanding redeemable preferred shares using a conversion ratio of 1:1 would not have resulted in a pro forma net loss per share greater than the actual basic net loss per share for the year ended December 31, 2015.

EDC HOLDING LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

Six-month Period Ended June 30, 2014

INDEPENDENT AUDITORS' REPORT

The Board of Directors
EDC Holding Limited:

Report on the Financial Statements

        We have audited the accompanying consolidated statement of comprehensive loss and the consolidated statement of cash flows of EDC Holding Limited and subsidiaries for the six-month period ended June 30, 2014, and the related notes (the consolidated financial statements).

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the results of the operations and the cash flows of EDC Holding Limited and subsidiaries for the six-month period ended June 30, 2014 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP

Shanghai, China
May 20, 2016

EDC HOLDING LIMITED AND SUBSIDIARIES

Consolidated Statement of Comprehensive Loss

(In thousands)

	Note	Six-month period ended June 30, 2014
Net revenue (including net revenue from related parties of RMB60,723)	4	67,257
Cost of revenue		(75,746)

Gross loss		(8,489)
Operating expenses
Selling and marketing expenses		(4,112)
General and administrative expenses		(24,134)

Loss from operations		(36,735)
Other income (expenses):
Interest income		924
Interest expenses		(29,940)
Foreign currency exchange gain, net		192
Government grants		1,630
Gain on remeasurement of equity investment	3	5,568

Loss before income taxes		(58,361)
Income tax expenses	5	—

Net loss		(58,361)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax		(2,648)

Comprehensive loss		(61,009)

See accompanying notes to consolidated financial statements.

EDC HOLDING LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In thousands)

Six-month period ended June 30, 2014
Cash flows from operating activities:
Net loss	(58,361)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,212
Net gain on disposal of property and equipment	(1,109)
Gain on remeasurement of equity investment	(5,568)
Changes in operating assets and liabilities, net of effect of an acquisition:
Decrease of accounts receivable	192
Increase of due from related parties	(6,360)
Decrease of value added tax recoverable	109
Increase of prepaid expenses	(140)
Decrease of other current assets	13,394
Increase of other non-current assets	(755)
Decrease of accounts payable	(8,767)
Decrease of due to related parties	(65,367)
Increase of deferred revenue	581
Increase of accrued expenses and other payables	19,841
Decrease of other long-term liabilities	(97)

Net cash used in operating activities	(77,195)

See accompanying notes to consolidated financial statements.

EDC HOLDING LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Continued)

(In thousands)

Six-month period ended June 30, 2014
Cash flows from investing activities:
Payments for purchase of property and equipment	(157,453)
Cash acquired from the acquisition of MPI	3,677
Proceeds from sale of property and equipment	8,128

Net cash used in investing activities	(145,648)

Cash flows from financing activities:
Proceeds from short-term borrowings	30,000
Repayment of short-term borrowings	(8,000)
Repayment of long-term borrowings	(43,682)
Proceeds from loans from a related party	307,048
Repayment of loan from a related party	(24,388)
Payment under capital lease obligations	(11,398)

Net cash provided by financing activities	249,580

Effect of exchange rate changes on cash	1,578

Net increase in cash	28,315
Cash at beginning of period	12,684

Cash at end of period	40,999

Supplemental disclosures of cash flow information
Interest paid	19,867
Income tax paid	—
Supplemental disclosures of non-cash investing activities
Payables for purchase of property and equipment	117,258
Consideration payable for the acquisition of MPI	13,592

See accompanying notes to consolidated financial statements.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands)

1.     DESCRIPTION OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

(a)
Description of business

  EDC Holding Limited ("EDC Holding") was incorporated in the Cayman Islands on August 21, 2008. EDC Holding and its consolidated subsidiaries (collectively referred to as "the Company") are principally engaged in providing colocation services in the People's Republic of China (the "PRC"). During the six-month period ended June 30, 2014, the Company's total revenue was primarily from related parties (see note 8).

  On June 30, 2014, GDS Holdings Limited ("GDS Holdings") issued its equity interests to acquire all the ordinary and preferred equity interests in the Company from the shareholders of the Company. On that date, GDS Holdings obtained control to govern the financial and operational policies of the Company and obtain benefits from the activities of the Company.

(b)
Basis of presentation

  The accompanying consolidated statement of comprehensive loss and consolidated statement of cash flows for the six-month period ended June 30, 2014 have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements is not a full set of financial statements, as a consolidated balance sheet and a consolidated statement of changes in equity, and the related notes are not presented.

  The Company has prepared the accompanying consolidated financial statements to fulfil the rules and requirements of S-X Rule 3-05 of the Securities and Exchange Commission ("SEC") in connection with GDS Holdings' filing of its initial registration statement with the SEC. Pursuant to S-X Rule 3-05, the period of time in which the results of operations of the Company are included in GDS Holdings' audited statements of operations may be applied to reduce the number of periods for which pre-acquisition statements of operations of the Company are required. Upon the acquisition of the Company by GDS Holdings, the results of operations of the Company are included in GDS Holdings' audited consolidated financial statements for the two-year period ended December 31, 2015, which are included elsewhere herein.

  The consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousand.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Principles of Consolidation

  The accompanying consolidated financial statements include the financial statements of EDC Holding Limited and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. As of January 1, 2014 and the six-month period ended, the Company had no involvement nor held any variable interest in a variable interest entity.

(b)
Use of estimates

  The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed in a business combination, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the recoverability of long-lived assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)
Cash and cash equivalent

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of June 30, 2014.

(d)
Restricted cash

  Restricted cash represents amounts held by banks, which are not available for the Company's use, as security for issuance of commercial acceptance notes relating to purchase of property and equipment, letters of guarantee or bank borrowings. Upon maturity of the commercial acceptance notes, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Company. Restricted cash is reported within cash flows from operating, investing or financing activities in the consolidated statement of cash flows with reference to the purpose of the restriction.

(e)
Fair value of financial instruments

  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

  As of and during the six-month period, the Company had no financial asset and financial liability that was recognized at fair value on a recurring basis. The Company's non-financial assets, which include long-lived assets, intangible assets, and property and equipment are reported at carrying value and are

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    not required to be measured at fair value on a recurring basis. When an impairment has occurred, such assets are written down to their estimated fair value.

(f)
Accounts receivable

  Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  No allowance for doubtful accounts was recorded for the six-month period ended June 30, 2014. Management believes all accounts receivable as of June 30, 2014 are expected to be collected in full.

(g)
Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment under capital leases are stated at the present value of minimum lease payments.

  Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

  The estimated useful lives are presented below.

Buildings	20 - 30 years
Data center equipment
—Machinery	10 - 20 years
—Other equipment	3 - 5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Furniture and office equipment	3 - 5 years
Vehicles	5 years

  Construction in progress includes the cost of buildings and the related construction expenditures that are required to prepare the buildings for their intended use.

  No depreciation is provided in respect of construction in progress until it is substantially completed and ready for its intended use. Once a building is ready for its intended use and becomes operational, construction in progress is allocated to the property and equipment categories and is depreciated over the estimated useful life of the underlying assets.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. For assets acquired under a capital lease, the assets are amortized in a manner consistent with the Company's normal depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain-purchase-option. Otherwise, assets acquired under a capital lease are amortized over the lease term.

  Depreciation of property and equipment (including assets acquired under capital leases) was RMB34,984 for the six-month period ended June 30, 2014, and included in the following captions:

Six-month period ended June 30, 2014
Cost of revenue	34,654
General and administrative expenses	330

34,984

(h)
Leases

  Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. The Company's capital lease assets primarily consist of buildings.

  The weighted average effective interest rate of the Company's capital leases was 7.17% as of June 30, 2014.

  Rental costs on operating leases is charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term.

  Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for the Company's intended use are recognized as rental expenses and are not capitalized.

  Rental expenses were RMB7,250 for the six-month period ended June 30, 2014. The Company did not sublease any of its operating leases for the period presented.

(i)
Asset retirement costs

  The Company's asset retirement obligations are primarily related to its buildings, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the asset or the term of the lease. Subsequent to the initial measurement, the Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenue. During the six-month period ended June 30, 2014, the Company recorded accretion expenses of RMB73.

(j)
Intangible assets

  The intangible asset acquired in the acquisition of Megaport International Limited ("MPI") was customer relationship.

  The weighted-average amortization period of the customer relationship ranged from 5 to 6 years.

  Customer relationship represents the orders, backlog and customer lists, which arise from contractual rights or through means other than contracts. Customer relationship is amortized using a straight-line method as the pattern in which the economic benefits of the intangible assets are consumed or used up cannot be reliably determined.

  The amortization expense of intangible assets was immaterial for the six-month period ended June 30, 2014 as the acquisition of MPI was completed in June 2014.

(k)
Prepaid land use rights

  The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right of 50 years.

  Amortization of prepaid land use rights was RMB228 for the six-month period ended June 30, 2014.

(l)
Goodwill

  Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition of MPI that are not individually identified and separately recognized.

  Goodwill is not amortized but is tested for impairment annually on December 31 or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital.

  The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. No impairment of goodwill was recognized for the six-month period ended June 30, 2014.

(m)
Impairment of long-lived assets

  Long-lived assets, such as property and equipment, intangible assets subject to amortization and prepaid land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the six-month period ended June 30, 2014.

(n)
Interest-bearing borrowings

  The weighted average interest rates of short-term borrowings and long-term borrowings were 6.00% and 6.77% per annum for the six-month period ended June 30, 2014, respectively.

(o)
Commitment and contingencies

  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)
Revenue recognition

  The Company recognizes revenue from colocation services when services have been rendered, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the six-month period ended June 30, 2014, the Company's revenues were from the provision of colocation services.

  Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company's service centers. Colocation services are provided to customers for a fixed amount over the contract period, ranging from 1 to 5 years. The Company bills the customers monthly in equal instalments.

  Revenues from colocation services are recognized on a proportional performance basis over the term of the contract. The Company has determined that its performance pattern to be straight line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

  Cash received in advance from customers prior to delivery of the colocation services is initially recorded as deferred revenue.

  Value-added taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statement of comprehensive loss.

(q)
Cost of revenues

  Cost of revenues consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and other costs directly attributable to the provision of the service revenue.

(r)
Start-up costs

  Pre-operating or start-up costs incurred prior to operations of a service center are expensed as incurred and consist primarily of rental costs of operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs incurred prior to the operation of the service centers. For the six-month period ended June 30, 2014, start-up costs amounting to RMB4,926 was included in general and administrative expenses.

(s)
Government grants

  Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statement of comprehensive loss. Subsidies that are not associated with expenses are recognized as other income. Subsidies for obtaining the rights to use land are recorded as a liability and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)
Capitalized interest

  Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use. No interest was capitalized for the six-month period ended June 30, 2014.

(u)
Income tax

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

(v)
Employee benefits

  Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 31.4% to 49% on a standard salary base as determined by the local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statement of comprehensive loss when the related service is provided.

(w)
Foreign currency translation and foreign currency risks

  The functional currency of EDC Holding is the USD, whereas the functional currency of its PRC subsidiaries is the RMB.

  Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange (loss) gain on a net basis.

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the years. The resulting foreign currency translation adjustments are reported in other comprehensive income in the statement of comprehensive loss and accumulated in the translation adjustment component of equity until the sale of the foreign entity. During the six-month period ended June 30, 2014, there was no sale or liquidation of foreign entities, and therefore there was no reclassification adjustment during the period.

(x)
Concentration of credit risk

  Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalent, restricted cash, and accounts receivable. The Company's investment policy requires cash and cash equivalents to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

  The Company conducts credit evaluations on its customers prior to delivery of services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not render services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, no credit losses on accounts receivable were incurred.

(y)
Recently Issued Accounting Standards

  In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). This ASU requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which companies expect to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers ("ASU 2015-14"), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

  In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) ("ASU 2016-02"). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

3.     BUSINESS COMBINATION

  In June 2014, immediately before the consummation of the acquisition of the Company by GDS Holdings, the Company acquired MPI. MPI is engaged in the provision of colocation services in Hong Kong. Prior to the acquisition, the Company held non-controlling equity interests in MPI. In June 2014, the Company acquired the remaining equity interests in MPI it did not already own for a cash consideration payable of US$2,209 (RMB13,592). In August 2014, the cash consideration payable to the selling shareholders of MPI was repaid. The Company recognized a gain from the re-measurement of its previously held non-controlling equity interests in the amount of RMB5,568. The fair value of the previous held non-controlling equity interest was determined by management with the assistance of a third party appraiser. The assets acquired of RMB15,699 consisted primarily of cash of RMB3,677, intangible assets of RMB4,922 and other assets of RMB7,100. Liabilities assumed of RMB6,699 consisted primarily of accrued expenses and other payable of RMB2,658 and other liabilities of RMB4,041. A goodwill of RMB27,679 was recognized on the acquisition date and was not tax deductible. At the acquisition date, the Company had an amount due from MPI of RMB18,591 for services it provided to MPI and for expenses it paid on behalf of MPI. The Company also had an amount due to MPI of RMB1,072. No gain or loss was recognized for the effective settlement of such pre-existing balances between the Company and MPI. Acquisition-related costs were immaterial and were recorded in general and administrative expenses.

  The following unaudited supplemental pro forma information presents the net revenues and net loss of the combined entity as if the business combination had occurred on January 1, 2014. In determining these amounts, management has assumed that the fair value adjustments that arose on the acquisition date would remain the same as if the acquisition had occurred on January 1, 2014.

Pro forma six-month period ended June 30, 2014
(Unaudited)
Net revenue	71,557
Net loss	68,204

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

4.     NET REVENUE

  Net revenue consisted of the following:

Six-month period ended June 30, 2014
Colocation services	67,257

5.     INCOME TAX

  Pursuant to the rules and regulations of the Cayman Islands, EDC Holding is not subject to any income or withholding tax in the Cayman Islands.

  The PRC subsidiaries are subject to the PRC Corporate Income Tax ("CIT") rate of 25%. The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.

  No provision for Hong Kong Profits Tax was made for the subsidiaries located in Hong Kong as the subsidiaries did not have assessable profits subject to Hong Kong Profits Tax for the six-month period ended June 30, 2014. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

  The operating results before income tax and the provision for income taxes by tax jurisdictions for the six-month period ended June 30, 2014 are as follows:

Six-month period ended June 30, 2014
Loss (income) before income taxes:
PRC	62,135
Other jurisdictions	(3,774)

Total loss before income taxes	58,361

Current tax expenses:
PRC	—
Other jurisdictions	—

Total current tax expenses	—

Deferred tax expenses:
PRC	—
Other jurisdictions	—

Total deferred tax expenses	—

Total income taxes expenses	—

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

5.     INCOME TAX (Continued)

  The actual income tax expense reported in the consolidated statement of comprehensive loss for the six-month period ended June 30, 2014 differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Six-month period ended June 30, 2014
PRC enterprise income tax rate	25.0%
Tax differential for entities in non-PRC jurisdiction	1.6%
Change in valuation allowance	(26.6%	)

	0.0%

  During the six-month period ended June 30, 2014, the Company recorded additional valuation allowance of RMB11,832, primarily related to the deferred tax assets for temporary differences and net operating losses of certain subsidiaries in PRC and Hong Kong. As of June 30, 2014, these entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. Management considers projected future taxable income and tax planning strategies in making this assessment.

6.     MAJOR CUSTOMERS

  GDS Holdings is a major customer of the Company. Revenue from GDS Holdings was RMB55,869 or 83% of the Company's total revenue during the six-month period ended June 30, 2014.

7.     COMMITMENTS

  (a)
  Operating leases commitments

    The Company leases buildings, offices and other equipment that are classified as operating leases. The majority of the Company's operating leases expire at various dates though 2019.

    Future minimum operating lease payments as of June 30, 2014 are summarized as follow:

Year ending June 30,
2015	37,285
2016	33,937
2017	33,419
2018	32,189
2019	23,384
Thereafter	352,687

Total	512,901

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

7.     COMMITMENTS (Continued)

  (b)
  Capital leases commitments

    The Company's capital lease obligations as of June 30, 2014 are summarized as follows:

Total minimum lease payments
Within 1 year	36,678
After 1 year but within 2 years	36,678
After 2 years but within 3 years	37,366
After 3 years but within 4 years	40,846
After 4 years but within 5 years	40,846
After 5 years	313,845

Sub-total	506,259
Less: total future interest expenses	(171,365)

Present value of lease obligations	334,894

8.     RELATED PARTY TRANSACTIONS

  In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following related party transactions.

Name of party	Relationship
Softbank (China) Venture Capital Co., Ltd ("SBCVC")	Principal preferred shareholder of the Company
GDS Holdings	SBCVC was a common principal preferred shareholder of both GDS Holdings and EDC Holding prior to the acquisition
MPI	SBCVC was a common principal preferred shareholder of both EDC Holding and MPI prior to the acquisition

EDC HOLDING LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands)

8.     RELATED PARTY TRANSACTIONS (Continued)

  (a)
  Major transactions with related parties

		Six-month period ended June 30, 2014
Services provided to MPI	(i)	4,854

Expenses paid by the Company on behalf of MPI	(i)	1,506

Services provided to GDS Holdings	(ii)	55,869

Loans from GDS Holdings	(iii)	307,048

Interest expenses	(iii)	4,296

Interest income	(iv)	244

Repayment of a loan from SBCVC	(v)	24,388

    (i)
    During the six-month period ended June 30, 2014, the Company provided services to MPI amounting to RMB4,854 and paid miscellaneous expenses of RMB1,506 on behalf of MPI.

    (ii)
    In December 2013, the Company received a payment in advance of RMB320,000 from GDS Holdings under a colocation service agreement. The prepayment covered a two-year service period from 2014 to 2015. During the six-month period ended June 30, 2014, the Company provided services to GDS Holdings amounting to RMB55,869, which was recognized as revenue.

    (iii)
    During the six-month period ended June 30, 2014, the Company received loans from GDS Holdings amounting to RMB307,048. Interest expense on the loans amounted to RMB4,296.

    (iv)
    Prior to January 1, 2014, the Company advanced a loan of US$8,000 (RMB49,222) to GDS Holdings. During the six-month period ended June 30, 2014, interest income on the loan amounted to RMB244.

    (v)
    Prior to January 1, 2014, the Company received a loan from SBCVC amounting to US$4,000 (RMB24,388). During the six-month period ended June 30, 2014, interest expense on the loan was RMB1,020. The Company fully repaid the principal and the interest of the loan during the six-month period ended June 30, 2014.

9.     SUBSEQUENT EVENTS

  Management has considered subsequent events through May 20, 2016, which was the date these consolidated financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

        Under the form of indemnification agreements to be filed as Exhibit 10.14 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Ordinary Shares

        On December 1, 2006, we issued one share to Codan Trust Company (Cayman) Limited, and such share was transferred to Alan Song on the same day. On December 19, 2006, we issued a total of 110,000,000 ordinary shares, with nominal or par value of US$0.00005, to Global Data Solutions Limited.

        On June 30, 2014, we issued 88,352,558 ordinary shares to Brilliant Wise Holdings Limited as part of consideration to acquire EDC Holding.

Preferred Shares

        Series A Preferred Shares.    On January 31, 2007, we issued 63,250,000 Series A preferred shares for an aggregate purchase price of US$23,000,000, or at US$0.363636 per share to certain investors, including to SBCVC Fund II, L.P. and International Finance Corporation.

        Series B Preferred Shares.    On March 18, 2011, we issued 11,550,000 Series B preferred shares for an aggregated purchase price of US$9,000,000, or at US$0.77922 per share to certain investors, including SBCVC Fund II-Annex, L.P. and International Finance Corporation.

        Series A*, B1, B2, B3 and B4 Preferred Shares.    In connection with our acquisition of EDC Holding, we altered our authorized share capital from comprising ordinary shares, Series A and Series B preferred shares, to comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3 and Series B4 preferred shares. Accordingly, Series A*, Series B1, Series B2, Series B3 and Series B4 preferred shares were newly added to our previously authorized share capital.

        On June 30, 2014, we acquired EDC Holding from its shareholders whereby we issued shares to EDC Holding's shareholders in exchange for their shares in EDC Holding. Pursuant to the terms of the agreement, we issued 199,163,164 shares in exchange for approximately 93% of the shares in EDC Holding which we did not already own. Accordingly, we issued 88,352,558 ordinary shares to Brilliant Wise Holdings Limited, 11,319,764 Series A* preferred shares to SBCVC Company Limited, 2,829,941 Series A* preferred shares to International Finance Corporation, 9,433,137 Series B1 preferred shares to SBCVC Company Limited, 9,433,137 Series B1 preferred shares to SBCVC Venture Capital, 15,093,019 Series B1 preferred shares to International Finance Corporation, 8,539,471 Series B2 preferred shares to International Finance Corporation, 17,078,942 Series B2 preferred shares to SBCVC Company Limited, 14,045,432 Series B3 preferred shares to International Finance Corporation, and 23,037,763 Series B4 preferred shares to SBCVC Fund III L.P.

        Series B5 and Series C Preferred Shares.    In connection with our issuance of Series C preferred shares, we altered our authorized share capital from comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3 and Series B4 preferred shares, to comprising ordinary shares, Series A, Series B, Series A*, Series B1, Series B2, Series B3, Series B4, Series B5 and Series C preferred shares. Accordingly, Series B5 and Series C preferred shares were newly added to our previously authorized share capital.

        On August 13, 2014, SBCVC Fund III L.P. purchased 18,698,485 of our Series A, Series A* and Series B3 preferred shares from certain of our investors, all of which preferred shares were redesignated as Series B5 preferred shares.

        On August 13, 2014, we repurchased 93,811,462 shares from certain of our investors, which include 18,762,292 ordinary shares, 23,533,064 Series A preferred shares, 5,503,899 Series A* preferred shares, 8,413,412 Series B preferred shares, 13,209,358 Series B1 preferred shares, 9,964,954 Series B2 preferred shares, 5,463,340 Series B3 preferred shares and 8,961,143 Series B4 preferred shares for a total consideration of US$97,237,644.

        On August 13, 2014, we issued 238,526,241 Series C preferred shares for an aggregate purchase price of US$247,237,696, or at US$1.036522 per share to STT GDC.

        On December 22, 2014, International Finance Corporation transferred and sold its equity interests in GDS Holdings Limited in the form of 1,310,083 Series A, 560,105 Series B, 9,222,193 Series B1, 5,217,820 Series B2 and 384,576 Series B3 preferred shares to SBCVC Fund III, L.P. All of the preferred shares so transferred were reclassified and re-designated as 16,694,777 Series B5 preferred shares.

        In connection with and subsequent to the issuance of Series C preferred shares, holders of our preferred shares entered into voting agreements and agreements regarding rights of first refusal and co-sale rights. These voting agreements and the rights of first refusal and co-sale rights will terminate upon the closing of this offering.

        Prior to the closing of this offering, holders of each series of preferred shares may elect to convert part or all of the preferred shares held by them into our ordinary shares at a 1:1 share conversion ratio. Each preferred share not so converted will automatically convert into our ordinary shares at the 1:1 share conversion ratio immediately prior to the closing of this offering. All preferred shares converted into ordinary shares within twelve months after the closing of this offering will be subject to a lock-up period expiring on the first anniversary of this offering's closing date.

Note Financing

        On December 11, 2012, we issued and sold an aggregate principal amount of US$10.5 million bonds due 2014, par value US$10,000 per note, in a private placement to Best Million Group Limited. The bonds due 2014 had a maturity date of June 10, 2014 and carried interest at 10% per annum. Upon maturity, the carrying amount of the bonds due 2014 was US$10.5 million and we repaid a portion of the bonds due 2014 amounting to US$0.7 million. On June 11, 2014, we issued and sold to the same investor in an aggregate principal amount of US$30.2 million bonds due 2015 of which a portion was to settle the remaining unpaid portion of the bonds due 2014 of US$9.8 million and unpaid interest payable on the bonds due 2014 of US$1.7 million.

        Prior to June 10, 2015, the holder of bonds due 2015 had the right to exchange the bonds into our ordinary shares in the event of a QIPO or private placement. The price used to determine the number of ordinary shares issued in exchange for the bonds is equal to 70% of the QIPO price or 70% of the share issuance price of the private placement.

        In August 2014, we conducted a private placement of 238,526,241 Series C redeemable preferred shares, or Series C preferred shares. Upon the issuance of Series C preferred shares, the holder of the bonds due 2015 exchanged outstanding principal amount of the bonds due 2015 of US$27.9 million for 38,397,655 ordinary shares. The number of ordinary shares issued was based on US$0.72557, or 70% of the issuance price of Series C preferred shares of US$1.036522. The holder waived its right to exchange the remaining bonds due 2015 of US$2.3 million for ordinary shares of the Company.

        On June 10, 2015, we fully redeemed the remaining bonds due 2015 of US$2.3 million upon maturity.

Convertible Bonds

        On December 30, 2015 and January 29, 2016, we issued and sold convertible and redeemable bonds due 2019 in aggregate principal amount of US$150.0 million, which bonds were subscribed by Ping An Insurance and STT GDC as to US$100.0 million and US$50.0 million, respectively. We may, at our option, require STT GDC to subscribe for an additional amount of these bonds as to US$50.0 million, and thereafter, Ping An Insurance to subscribe for an additional amount of these bonds as to US$50.0 million at any time within the nine month period following the date of issue, or until September 30, 2016. Under the terms of the bonds, Ping An Insurance is entitled to appoint one observer to attend meetings of our board of directors.

        The bonds are repayable four years from the date of issue, i.e. on December 30, 2019, and may be converted at a set conversion price of US$1.68 per share (subject to adjustments arising from any share consolidation, sub-division or distributions by way of shares) at any time between the date on which this offering is completed and December 30, 2019. Any share issued pursuant to the conversion of these bonds by a holder who is not our existing shareholder within twelve months after the closing of this offering will be subject to a lock-up period expiring on the first anniversary of this offering's closing date. We also may mandate each of Ping An Insurance and STT GDC to convert their bonds into shares if the average per-ordinary-share-equivalent closing trading price of our ADSs in any period of ten (10) consecutive trading days following this offering is at least 125% of US$1.68.

        The bonds bear two components of interest on the principal amount, (i) interest payable in cash semi-annually at a rate of 5% per annum, and (ii) interest accruing semi-annually at a rate of 5% per annum. Such accrued interest is (i) in the case of cash redemption, payable in cash on December 30, 2019, and (ii) in the case of conversion, capitalized and paid in shares upon conversion of the bonds.

        We plan to use the proceeds of the bonds for data center development, repayment of indebtedness, and to fund our working capital. As security for the bonds, EDC Holding pledged its entire equity interest in the registered capital of EDC China Holdings Limited, a limited company incorporated in Hong Kong, which is wholly owned by EDC Holding.

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See Exhibit Index beginning on page II-9 of this Registration Statement.

(b)
Financial Statement Schedules.

        All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining any liability under the Securities Act of 1933, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in            on            , 2016.

GDS HOLDINGS LIMITED
By:
	Name:	William Wei Huang
	Title:	Co-chairman and chief executive officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint            and            , and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

William Wei Huang	Co-chairman, chief executive officer (Principal Executive Officer)
Daniel Newman	Chief financial officer (Principal Financial and Accounting Officer)
Sio Tat Hiang	Co-chairman
Erik Ho Ping Siao	Director

Signature	Capacity	Date

Peter Ping Hua	Director
Hua Chen	Director
Satoshi Okada	Director
Bruno Lopez	Director
Lee Choong Kwong	Director
Lim Ah Doo	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of GDS Holdings Limited has signed this registration statement or amendment thereto in                on                , 2016.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement

3.1		Seventh Amended and Restated Memorandum of Association of the Registrant, adopted by special resolution on May 19, 2016, and effective on May 19, 2016

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	*	Specimen of Ordinary Share Certificate

4.2	**	Form of Deposit Agreement between the Registrant and , as depositary

4.3	**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	*	Amendment Agreement Dated 4 March 2016 Between Shenzhen Yungang EDC Technology Co., Ltd. as Borrower, and GDS Holdings Limited as Ultimate Parent, and Beijing Wanguo Changan Technology Co., Ltd. as Guarantor, arranged by Credit Agricole Corporate and Investment Bank (China) Limited, United Overseas Bank (China) Limited Shenzhen Branch as Mandated Lead Arrangers with United Overseas Bank (China) Limited Shenzhen Branch acting as Facility Agent and Security Agent and United Overseas Bank (China) Limited Shenzhen Branch acting as Account Bank, relating to a RMB 430,000,000 Term Loan Facility Agreement dated 17 September 2015

4.5		Sixth Amended and Restated Members Agreement, dated May 19, 2016

4.6		Sixth Amended and Restated Voting Agreement, dated May 19, 2016

4.7		Sixth Amended and Restated Right of First Refusal And Co-sale Agreement, dated May 19, 2016

5.1	*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	*	Opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2	*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.3	*	Opinion of King & Wood Mallesons regarding certain PRC tax matters

10.1		Share Swap Agreement among the Registrant, EDC Holding and the shareholders of EDC Holding, dated June 12, 2014

10.2		Subscription Agreement for up to US$250,000,000 10% Convertible and Redeemable Bond due 2019 convertible into shares in GDS Holdings, among GDS Holdings, Perfect Success Limited and STT GDC Pte. Ltd., dated December 30 2015

10.3	*	Equity Interest Pledge Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2015 (English Translation)

10.4	*	Power of Attorney Agreement concerning GDS Beijing, among GDS Management Company, GDS Beijing, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation)

10.5	*	Exclusive Option Agreement concerning GDS Beijing, among William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2016 (English Translation)
10.6	*	Loan Agreement between William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2016 (English Translation)

10.7	*	Exclusive Technology License and Services Agreement between GDS Beijing and GDS Management Company, dated April 13, 2016 (English Translation)

Exhibit No.		Description of Exhibit
10.8	*	Equity Interest Pledge Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2016 (English Translation)

10.9	*	Power of Attorney Agreement concerning GDS Shanghai, among GDS Management Company, GDS Shanghai, William Wei Huang and Qiuping Huang, dated April 13, 2016 (English Translation)

10.10	*	Intellectual Property License Agreement between GDS Shanghai and GDS Management Company, dated April 13, 2016 (English Translation)

10.11	*	Exclusive Option Agreement concerning GDS Shanghai, among William Wei Huang, Qiuping Huang, GDS Shanghai and GDS Management Company, dated April 13, 2016 (English Translation)

10.12	*	Exclusive Technology License and Services Agreement between GDS Shanghai and GDS Management Company, dated April 13, 2016 (English Translation)

10.13	*	Loan Agreement among William Wei Huang, Qiuping Huang and GDS Management Company, dated April 13, 2016 (English Translation)

10.14	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.15	*	Form of Employment Agreement between the Registrant and its executive officers

10.16		GDS Holdings Limited 2014 Equity Incentive Plan

10.17	*	Data Center Service Agreement dated August 1, 2014 (English Translation)

10.18	*	Premises and Warehouse Lease Agreement dated December 26, 2008 (English Translation)

10.19	*	Premises and Warehouse Lease Agreement dated April 15, 2011 (English Translation)

10.20	*	Premise Lease Agreement dated July 16, 2012 (English Translation)

10.21	*	Premise Lease Agreement dated March 9, 2015 (English Translation)

10.22	*	Premise Lease Agreement dated July 7, 2015 (English Translation)

10.23	*	Tenement Lease Agreement dated April 1, 2015 (English Translation)

10.24	*	Premise Lease Agreement dated November 27, 2013 (English Translation)

10.25	*	Premise Lease Agreement dated August 1, 2015 (English Translation)

21.1	*	Subsidiaries of Registrant

23.1		Consent of KPMG as to the financial information of GDS Holdings Limited

23.2		Consent of KPMG as to the financial information of EDC Holding Limited

23.3	*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)

23.4	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.5	*	Consent of King & Wood Mallesons (included in Exhibit 8.3)

23.6	*	Consent of 451 Research

24.1	*	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1	*	Code of Business Conduct and Ethics of the Registrant

*
To be filed by amendment.

**
Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.